82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030538

REGISTRANT'S NAME Anadolu Efes Biracilik ve Malt Sanayii A.S.

*CURRENT ADDRESS Anadolu Cad No. 3 Esentepe-Kartal Istanbul / Turkey

**FORMER NAME Erciyas Biracilik ve Malt Sanayii A.S

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EB

DATE : 12/14/02

82-4144

DOCUMENT 4

Interim Financial Information

for the periods January 1 – March 30, 2001 and 2000

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET (in millions of TL)

		31.03.2001	31.03.2000
I.	**CURRENT ASSETS**	**100,281,511**	**23,624,829**
A.	**Liquid Assets**	**27,645,812**	**1,220,029**
1.	Cash	5,000	5,065
2.	Banks	27,640,675	1,214,964
3.	Other Liquid Assets	137	0
B.	**Marketable Securities**	**9,729,581**	**0**
1.	Equities	0	0
2.	Private Sector Bonds Notes & Bills	9,551,561	0
3.	Public Sector Bonds Notes & Bills	0	0
4.	Other Marketable Securities	178,020	0
5.	Reserve for Decrease in Value of Marketable Securities	0	0
C.	**Short Term Trade Receivables**	**34,620,347**	**5,947,963**
1.	Customers	34,041,400	5,875,188
2.	Notes Receivables	683,488	75,369
3.	Deposits & Guarantees	662	401
4.	Other Short Term Trade Receivables	439,607	278,565
5.	Discount on Trade Receivables (-)	(110,171)	(3,026)
6.	Allowance for Doubtful Receivables (-)	(434,639)	(278,534)
D.	**Other Short Term Receivables**	**8,713,557**	**10,033,791**
1.	Receivables From Shareholders	2,551,400	8,376,908
2.	Receivables From Participations	0	1,623,052
3.	Receivables From Subsidiaries	6,079,072	0
4.	Other Short Term Receivables	83,085	33,831
5.	Discount on Trade Receivables (-)	0	0
6.	Allowance for Doubtful Receivables (-)	0	0
E.	**Inventories**	**17,643,042**	**4,368,556**
1.	Raw Materials & Consumables	6,754,114	1,209,283
2.	Work in Process	3,163,138	785,450
3.	By-Products	2,868,521	0
4.	Finished Goods	3,379,926	1,826,432
5.	Merchandise	79,218	10,008
6.	Other Inventories	1,308,156	499,362
7.	*Allowance for Decline in the Value of Inventory (-)*	0	0
8.	Advances Given to the Suppliers	89,969	38,021
F.	**Other Current Assets**	**1,929,172**	**2,054,490**
II.	**LONG TERM ASSETS**	**151,169,819**	**57,860,896**
A.	**Long Term Trade Receivables**	**5,208,249**	**4,624,380**
1.	Customers	4,985,475	4,405,994
2.	Notes Receivables	0	0
3.	Deposits & Guarantees	5,414	218,386
4.	*Other Long Term Trade Receivables*	217,360	0
5.	Allowance for Doubtful Receivables (-)	0	0
6.	Provision for Doubtful Receivables (-)	0	0
B.	**Other Long Term Receivables**	**4,101,928**	**6,148,012**
1.	Receivables From Shareholders	0	1,418,772
2.	Receivables From Participations	0	4,729,240
3.	Receivables From Subsidiaries	4,101,928	0
4.	Other Long Term Receivables	0	0
5.	Discount on Trade Receivables (-)	0	0
6.	Allowance for Doubtful Receivables (-)	0	0
C.	**Long Term Financial Assets**	**85,409,144**	**30,728,058**
1.	Long-term Marketable Securities	0	0
2.	Allowance for Decline in the Value of Marketable Securities (-)	0	0
3.	Participations	37,607,476	27,266,416
4.	Capital Commit. To Participations (-)	0	0
5.	Allowance for Participation (-)	0	0
6.	Subsidiaries	47,710,144	0
7.	Capital Comm. To Subsidiaries. (-)	0	0
8.	Allowance for Subsidiaries (-)	0	0
9.	Other Long Term Financial Assets	91,524	3,461,642
D.	**Tangible Fixed Assets**	**54,323,213**	**15,647,780**
1.	Land	195,166	166,645
2.	Land Improvements	3,643,955	779,496
3.	Buildings	37,788,259	5,577,507
4.	Machinery Plant & Equipment	68,147,823	21,227,743
5.	Vehicles	708,555	289,440
6.	Furnitures & Fixtures	19,300,544	4,717,555
7.	Other Tangible Fixed Assets	0	0
8.	Accumulated Depreciation (-)	(76,206,942)	(17,360,340)
9.	Construction-in-progress	420,145	157,681
10.	Advances Given	325,708	92,053
E.	**Intangible Fixed Assets**	**151,223**	**29,634**
1.	Foundation & Organisation Assets	0	0
2.	Rights	22,840	0
3.	Capitalized Expenses of R&D	0	0
4.	Other Intangible Fixed Assets	5,659	29,634
5.	Advances Given	122,724	0
F.	**Other Long Term Assets**	**1,976,062**	**683,032**
	TOTAL ASSETS	**251,451,330**	**81,485,725**

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
DETAILED BALANCE SHEET (in millions of TL)

		31.03.2001	31.03.2000
I.	**SHORT TERM LIABILITIES**	**98,615,510**	**26,257,784**
A.	**Financial Liabilities**	**57,563,008**	**11,823,100**
1.	Bank Loans	10,118,057	11,823,100
2.	Current Portion & Interest of Long-term Borrowings	47,444,951	0
3.	Current Portion & Interest of Long-term Bonds	0	0
4.	Notes & Commercial Bills	0	0
5.	Other Financial Loans	0	0
B.	**Trade Payables**	**18,514,004**	**1,642,058**
1.	Suppliers	10,798,413	1,352,251
2.	Notes Payable	0	0
3.	Deposits & Guarantees Received	7,683,361	289,807
4.	Other Trade Payables	32,230	0
5.	Discount on Payables (-)	0	0
C.	**Other Short Term Payables**	**18,367,552**	**11,057,469**
1.	Payables to Shareholders	5,501,339	207
2.	Payables to Participations	0	1,065,774
3.	Payables for Subsidiaries	0	0
4.	Accrued Expenses	0	0
5.	Taxes Duties & Other Witholdings Payable	12,591,076	2,026,015
6.	Deferred Loans & Installments Payable to the State	0	0
7.	Other Short Term Payables	275,137	7,965,473
8.	Discount on Payables (-)	0	0
D.	**Advances Received**	**0**	**0**
E.	**Reserves for Liabilities and Expenses**	**4,170,946**	**1,735,157**
1.	Reserves for Taxes	0	0
2.	Reserves for Other Liabilities & Expenses	4,170,946	1,735,157
II.	**LONG TERM LIABILITIES**	**81,157,991**	**45,084,788**
A.	**Financial Liabilities**	**68,200,587**	**37,107,288**
1.	Bank Loans	68,200,587	37,107,288
2.	Bonds Issued	0	0
3.	Other Debt Instruments Issued	0	0
4.	Other Financial Liabilities	0	0
B.	**Trade Payables**	**1,963,634**	**1,942,372**
1.	Suppliers	1,963,634	675,684
2.	Notes Payable	0	0
3.	Deposits & Guarantees Received	0	1,266,676
4.	Other Trade Payables	0	12
5.	Discount on Payables (-)	0	0
C.	**Other Long Term Payables (-)**	**5,008,190**	**4,413,226**
1.	Payables to Shareholders	0	
2.	Payables to Participations	0	0
3.	Payables to Subsidiaries	0	0
4.	Deferred Liabilities	15,482	0
5.	Other Long Term Liabilities	4,992,708	4,413,226
6.	Rediscount on Payables (-)	0	0
D.	**Advances Received**	**0**	**0**
E.	**Reserves for Liabilities and Expenses**	**5,985,580**	**1,621,902**
1.	Reserves for Employee Termination Benefits	5,985,580	1,621,902
2.	Reserves for Other Liabilities and Expenses	0	0
III.	**SHAREHOLDERS EQUITY**	**71,677,829**	**10,143,153**
A.	**Share Capital**	**25,083,737**	**12,000,000**
B.	**Share Capital Commitments (-)**	**0**	**0**
C.	**Premium on Issue of Shares**	**4,553**	**0**
D.	**Revaluation Surplus**	**55,331,416**	**7,949,987**
1.	Revaluation Surplus from Tangible Assets	38,314,725	1,925,456
2.	Revaluations Surplus from Participations	17,016,691	6,024,531
3.	Revaluations Surplus from Stock Exchange	0	0
E.	**Reserves**	**15,112,363**	**10,105,182**
1.	Legal Reserves	3,746,750	873,299
2.	Statutory Reserves	0	0
3.	Special Reserves	0	0
4.	Extraordinary Reserves	10,879,272	9,230,316
5.	Cost Increment Fund	486,341	1,567
6.	Gain on Sales of Share Certificates of Participations & Fixed Assets To be Added to Share Capital	0	0
7.	Unappropriated Income	0	0
F.	**Current Year Income**	**0**	
G.	**Current Year Loss (-)**	(23,854,240)	(4,421,272)
H.	**Accumulated Losses (-)**	**0**	(15,490,744)
1.	1st Year's Loss	0	0
2.	2nd Year's Loss	0	(15,490,744)
	TOTAL LIABILITIES	*251,451,330*	*81,485,725*

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED INCOME STATEMENT (in millions of TLI)	31.03.2001	31.03.2000
A. GROSS SALES	**47,855,684**	**13,859,722**
1. Domestic Sales	45,504,353	12,728,585
2. *Exports*	1,591,297	885,987
3. Other Sales	760,034	245,150
B. DEDUCTIONS FROM SALES (-)	**(15,130,067)**	**(4,300,767)**
1. Sales Returns (-)	(10,957)	(554)
2. Sales Discounts (-)	(20,284)	(42,778)
3. Other Deductions (-)	(15,098,826)	(4,257,435)
C. NET SALES	**32,725,617**	**9,558,955**
D. COST OF SALES (-)	**(17,942,235)**	**(7,950,990)**
GROSS PROFIT (LOSS)	14,783,382	1,607,965
E. OPERATING EXPENSES (-)	**(6,647,800)**	**(2,541,813)**
1. Research & Development Expenses (-)	(25,105)	(13,698)
2. Marketing Selling & Distrib. Exp. (-)	(2,181,737)	(766,152)
3. General Administrative Expenses (-)	(4,440,958)	(1,761,963)
OPERATING PROFIT (LOSS)	8,135,582	(933,848)
F. INCOME & PROFIT FROM OTHER OPERATIONS	**14,992,102**	**2,294,310**
1. Dividends from Participations	1,025,156	1,264,052
2. Dividends from Subsidiaries	0	0
3. Interest & Other Dividend Income	6,031,339	751,811
4. Other Operating Income & Gains	7,935,607	278,447
G. EXPENSES & LOSSES FROM OTHER OPERATIONS (-)	**(3,171,114)**	**(314,930)**
H. FINANCIAL EXPENSES (-)	**(43,835,738)**	**(5,469,208)**
1. Short Term Financial Expenses (-)	(17,983,532)	(3,285,020)
2. Long Term Financial Expenses (-)	(25,852,206)	(2,184,188)
LOSS BEFORE EXTRAORDINARY ITEMS & TAX	(23,879,168)	(4,423,676)
I. EXTRAORDINARY INCOME & PROFIT	**151,414**	**16,742**
1. Reversal of Provisions	0	0
2. Prior Year Income & Profit	0	1,983
3. *Other Extraordinary Income & Profit*	151,414	14,759
J. EXTRAORDINARY EXPENSES & LOSSES (-)	**(126,486)**	**(14,338)**
1. Idle Division Expenses & Losses (-)	(110,998)	(8,063)
2. Prior Year Expenses & Losses (-)	(235)	(395)
3. Other Extraordinary Exp. & Losses (-)	(15,253)	(5,880)
LOSS BEFORE TAX	(23,854,240)	(4,421,272)
K. TAX & OTHER LEGAL LIABILITIES (-)	**0**	**0**
NET LOSS AFTER TAX	(23,854,240)	(4,421,272)

The accompanying notes are an integral part of these balance sheets.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

NOTES TO THE BALANCE SHEETS AS OF MARCH 31, 2001

1- Company's Activities: Production and selling of beer and plastic materials

2- Shareholders With Shareholdings Equal Or Higher Than 10% :

Shareholders	Amount	Percentage
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayi ve Ticaret A.Ş. (Yazıcılar Otomotiv)	7.321.866	29,19
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	2.180.463	8,69
Özilhan A.Ş.	4.272.463	17,03
Halka Açık	11.308.945	45,09
	25.083.737	100,00

3- There are no priviliges of share certificates representing the share capital.

4- Registered Share Capital Ceiling:

As of December 31, 2000 the upper limit of the registered share capital is TL.15,000,000. The increased share capital is TL.25.083.737. Capital Market Board (CMB) has the official ruling with the number OFD/1886 and dated as 17.05.2000 abouty the possibility of the case in wich the increased share capital is higher than the upper limit of the registered share capital. According to this ruling; as the registered share capital upper limit is increased due to the merger, it is decided to inform the Company that the upper limit increase should be made in the first General Assembly Meeting in accordence with the principles, which are published in the weekly bulletin and number 1996/50 and the one dated as 15.05.1997 with the number 15-695.

The Company, based on the decision taken by the Board of Directors on October 30, 2000, increased the registered share capital ceiling to TL.200.000.000 according to the CMB decision with the number 111/1756 dated as 6.12.2000.

5- Share Capital Increases Realized in the Period and Sources: None

6- Marketable Securities Other than Share Certificates Issued in the Period: None

7- Marketable Securities (Borrowing) Redeemed in Current Period: None

8- Movement of Fixed Assets During the Current Period:

(Currency -- Millions of Turkish lira, unless otherwise indicated)

a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given) : **1.899.408**

b) Cost of fixed assets sold and scrapped **:** **458.946**

c) Revaluation increase in the current period **:** **3.272.391**

- Fixed-Asset Cost (+) : **5.453.697**
- Accumulated Depreciation (-) : **2.181.306**

d) Details of the construction in progress as to nature, amount carried at the balance sheet, beginning and ending date and percentage of completion as of March 31, 2001

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion
LÜLEBURGAZ PLANT					
Ferment and draught dosing system	129.266	96.298	16-Jan-01	31-May-01	%70
Blending Machine	14.961	14.415	27-Feb-01	30-June-01	%80
Bottling plant extract measuring system	5.473	3.776	19-Mar-01	30-June-01	%50
Canning plant extract measuring system	5.473	3.776	19-Mar-01	30-June-01	%50
Barrelling plant extract measuring system	5.473	3.777	19-Mar-01	30-June-01	%50
ADANA PLANT					
Boiler	34.073	33.685	10-Nov-00	30-Apr-01	%100
IZMIR PLANT					
Antalya Plant Project Study	19.347	25.000	20-Jan-95	Indefinite	%77
Waste Water Purification Pool	164.369	1.300.000	01-May-00	31-July-01	%13
ANKARA PLANT					
Co-Generation Facility	41.710	2.839.417	31-Oct-00	30-June-02	%1
Total:	**420.145**	**4.320.144**			

9- Investment Allowances that are used in Current Period and Carried Forward to Next Year: TL. 387.429

10- Account Balances with Shareholders and Related Parties:

	Receivables		Payables	
	Trade	Non-Trade	Trade	Non-Trade
1-Shareholders	85.824	2.551.400	379.245	5.501.339**
2-Subsideries		10.181.000	839.833	-
3-Participations	12.861	-	-	-
Total:	**98.685**	**12.732.400**	**1.219.078**	**5.501.339**

*The Company has taken a loan on 18.10.1997 from J.P.Morgan Securities Inc. and transferred USD10.000.000 with the same conditions from this loan to its participation Efes Pazarlama A.Ş. respectivly in the first half of 1998.The interest rate of this loan is 9,35% applicable to Efes Pazarlama A.Ş.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

As of March 31,2001, USD 2.000.000 of the loan transferred to Efes Pazarlama A.Ş. is paid; USD 4.000.000 of the unpaid portion is included in short terms; USD 4.000.000 is included in long term loan in the accompaniying financial statements.

**TL. 5.476.000 of this amount represents the dividends due to pay .

11- Evaluation, Compilation and Depreciation Policies for Inventories and Other Balance Sheet Items; Changes in These and Other Accounting Policies and Their Monetary Effects; Developments that may Affect Going Concern and Periodicity Assumptions:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is the moving average for all inventory items. Tangible fixed assets, excluding buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line method. Economic usefull life of fixed assets are as follows:

Building	25-50 yrs.
Land Improvements	20-25 yrs.
Machinery and equipment	5 yrs.
Motor Vechiles	5 yrs.
Furniture and Fixtures	5 yrs.
Leasehold Improvements	5 yrs.

12- Subsequent events as of the balance sheet date that has to be disclosed due to the 1st attachment of the communique: None.

13- Litigation claims and other contingent losses and gains that has to be disclosed due to the 2nd attachment of the communique:

	Starting Date	Ending Date	Number	Investment Allowance Percentage %	Customs Exemption Percentage %	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
ANKARA PLANT.	31-Nov-00	30-Jun-02	65177	%100	%100	2.839.417	41.708
	06-Jul-00	05-Jul-02	63800	%100		4.789.170	154.380
LÜLEBURGAZ PLANT	10-Nov-00	10-Nov-02	64981	%100	%100	260.337	260.337
ADANA PLANT	15-Dec-97	15-Dec-01	53801/A	%100	%100	5.213.392	125.876
İSTANBUL PLANT	24-Jan-01	24-Jan-04	65696	%40	%100	1.127.757	0
	22-Mar-01	31-Dec-03	65861	%40	%0	2.982.000	0
İZMİR PLANT	12-Apr-00	31-Dec-01	62518	%100	%100	1.935.000	1.722.267
CUMRA PLANT	19-Jun-00	19-Jun-01	63696	%100		77.000	85.334

14- Changes in accounting estimates that have a material effect on gross profit percentages and their monetary effects: None.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

15- Mortgages and other collaterals on assets:

As of March 31,2001 there are TL.9.144.176 mortgages on assets.

16- Insurance coverage on assets:

Insurance coverage for inventories and tangible fixed assets as of March 31, 2001 is TL.217.525.226

17- Mortgages and other collaterals obtained for receivables:

The total amount of the mortgages and collaterals obtained from the customers and vendors for recevables is TL. 5.119.160.

18- As of March 31, 2001, the total amount of off-balance sheet commitments of the Company: TL1,510,675.

19- Blocked deposits in banks:

As of March 31, 2001 Blocked deposits in banks is TL27.

20- Information on market value of long-term financial assets that are carried at cost in balance sheet and cost value of long-term financial assets that are carried at market value:

Participations that are traded in Istanbul Stock Exchange Market (ISEM) are stated at the acquisition costs. The carrying value of such participations and their market values which have been determined according to the average of the weighted average prices in the last five working days of ISEM prior to March 31, 2001 are as follows:

Participation Name	Book Value	Number of Shares	Weighted Average Market Price Per Share (in full TL)	Total Market Value of Owned Shares
Alternatifbank A.Ş.	11.452.261	10.281.000.000	603	6.199.443
Efes Sınai	10.286.261	8.496.780.802	2.824	23.994.909
Total	**21.738.522**			**30.194.352**

21- Marketable securities issued by shareholders, participations and related parties of the Company that are included in the marketable securities and non-currents marketable securities accounts:

Marketable securities include of Anadolu Group A type Investment Fund Certificates issued by the Company's participation Alternatifbank A.Ş. amounting to TL. 178.020 with the nominal value of TL.100.000.

22- Description and amount of balance sheet items stated as "Others" that exceed 20% of the group total of its included or 5% of total Assets in the financial statements:

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Reserves for Liabilities and Expenses	
Other salary expense accruals	23.850
Interest expense accruals	3.642.233
Production expense (Water, electricity etc.) accruals	231.461
Communication expense accruals	273.401
	4.170.946

Other Long Term Liabilities	
VAT postponed resulted from export entitled sales	4.371.084
VAT expected to be cancelled	614.391
Deferred VAT	7.233
	4.992.708*

* Same amount accounted under "long term receivables from customers" item in Assets

23- Receivables from and payables to personnel that exceed 1% of the total assets in balance sheet and included in "Other Receivables" and "Other Short-Term or Long-Term Liabilities" captions: None

24- Allowances for doubtful receivables that are provided for receivables from shareholders, participations and subsidiaries: None

25- Allowances for doubtful receivables that are due or not yet due: (these amounts are showed as separate totals):

As of March 31,2001 amount of the allowances for doubtfull receivables that are due are TL.434,639. TL277,726 of this allowance consists of valuation of doubtful receivable carried forward from the prior years, amounting to USD270,825. The remaining TL.144,987 is comprised of the allowance for the receivables due to export sales in prior years.

26- Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company, names and shareholding percentages and carrying amounts of these companies included in long-term financial assets account, their net income and loss in the recent financial statements, period of the financial statements, whether financial statements are prepared / not prepared under CMB Standards, audit status of financial statements, result of audit report:

a) Indirect Participations and Subsidiaries:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Efes Technical Management Consultancy N.V.
Anadolu Cetelem Tüketici Finansman A.Ş.
Coca-Cola Almaty Bottlers J.S.C.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Coca-Cola Baku Bottlers J.S.C.
Coca-Cola Bishkek Bottlers J.S.C.
Coca-Cola Kuban Bottlers
Coca-Cola Rostov Bottlers J.S.C.
Coca-Cola Symkent Distribution C.J.S.C.
Turkmenistan Coca Cola Bottlers Limited
Efes Holland Technical Management Consultancy B.V.
Efes Karaganda Brewery J.S.C.
Efes Kyrghyz Distribution Company
Efes Pivo Bulgaria
Efes Productie S.R.L.
Efes Romania Industrie S.A.
Knyaz Rurik Efes Brewery ZAO
Knyaz Rurik OAO
Tonus Kazakistan
Turkecom Teknoloji Hizmetleri A.Ş.

b) Direct Participations and Subsidiaries:

As of March 31, 2001 the nominal capital share, acquisition cost and participation percentage of the Company in direct participations and other long-term financial assets are as follows:

Subsidiaries	Carrying Amount	Shareholding Percentage %	Date of Financial Statement	Income/Loss Before Taxation	Net Income/Loss	Financial Statements prepared/not prepared under CMB Standards	Audit Status of Financial Statements
Efes Sınai Yatırım Holding A.Ş.	10.286.260	51,87	31.12.2000	1.270.538	1.140.671	Prepared	Audited
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	7.294.801	85,00	31.12.2000	840.483	444.267	Not Prepared	Not Audited
Tarbes Tarım Ürünleri Besicilik San ve TA.Ş.	1.140.965	99,75	31.12.2000	107.212	54.284	Not Prepared	Not Audited
Efes Breweries International B.V.	28.891.197	99,83	30.06.2000	2.513.605USD	2.513.605USD	Not Prepared	Not Audited
Efes Technic Consultancy Ltd.	5.571	90,49	-	-	-	-	-
Cypex Co.Ltd.	91.350	90,00	31.12.1999	47.928	31.427	Not Prepared	Not Audited
Subtotal	**47.710.144**	-					
Participation							
Coca-Cola İçecek Üretim A.Ş..	21.752.763	33,33	31.12.2000	2.426.840	1.932.296	Not Prepared	Not Audited
Coca-Cola Satış ve Dağıtım A.Ş.	4.402.453	33,31	31.12.2000	2.209.282	1.418.688	Not Prepared	Not Audited
Alternatifbank A.Ş.	11.452.260	23,00	31.12.2000	15.382.000	11.184.000	Prepared	Audited
Subtotal	**37.607.476**						
Other Financial Assets							
Intrerbrew Efes Brewery SA	1.147	15,05	31.12.99	-315.114.400 ROL	-315.114.400 ROL	Not Prepared	Not Audited
Teknopark A.Ş*	12.000	6,00	-	-	-	-	-
Tur-kecom*	340.938	8.46	-	-	-	-	-
Total	**85.671.705**						

*The Company has capital commitments amounting TL.6,750 to Teknopark A.Ş. and TL.255,809 to Tur-kecom.

27- Amount of Free Shares Obtained from the Capital Increases of Participations and Subsidiaries: None.

28- Real Rights on the Tangible Assets: None

(Currency -- Millions of Turkish lira, unless otherwise indicated)

29-Revaluation Increases on Fixed Assets:

Year	Revaluation Inc.
1998	1.113.869
1999	4.933.903
2000	3.272.391

30- The Foreign Currency Denominated Assets and Liabilities with Exchange Rate Exposure and their Translation Rates:

ASSETS:

A)BANKS	Foreign Currency	TL. Equivalent
USD	14.983.280	15.280.638
DEM	881.940	406.072
GBP	107.473	156.312
EURO	795.964	717.287
CHF	5	3
TOTAL		16.560.312

B)CUSTOMERS	Foreign Currency	TL. Equivalent
USD	3.568.024	3.641.383
DEM	1.032.853	475.890
GBP	123.876	180.295
EURO	247.951	223.442
CHF	24.000	15.358
TOTAL		4.536.368

C)ADVANCES FOR FIXED ASSETS

	Foreign Currency	TL. Equivalent
USD	289.659	295.614
TOTAL		295.614

D)RECEIVABLES FROM SUBSIDARIES

	Foreign Currency	TL. Equivalent
USD	8.000.000	8.203.856
TOTAL		8.203.852

LIABILITIES:

(Currency -- Millions of Turkish lira, unless otherwise indicated)

A)SHORT TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	6.000.000	6.152.892
EURO	4.300.000	3.893.654
TOTAL		10.046.546

B) CURRENT PORTION AND INTEREST OF LONG TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	44.500.000	45.633.949
EURO	2.000.000	1.811.002
TOTAL		47.444.951

C) SUPPLIERS	Foreign Currency	TL. Equivalent
USD	2.340.448	2.400.088
DEM	814.645	377.161
EURO	73.741	66.772
ESP	147.791	804
TOTAL		2.844.825

D) LONG TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	46.770.825	47.962.639
EURO	22.350.000	20.237.947
TOTAL		68.200.586

31- Amounts of the Guarantees, Commitments, Collaterals, Advances Given on behalf of the Shareholders, Participations and Subsidiaries:

As of March 31, 2001 the Company has 870 million share certificates belonging to Efes Sınai Yatırım Holding A.Ş. given as collateral for the investment loan from the indirect participation Knyaz Rurik ZAO.

32- The Average Number of Personnel by Categories during the Period:

The Average Number of Personnel during the period is 1,209.

Salaried	397
Waged	812
TOTAL	1.209

33- Other Issues that Have a Significant Effect on the Financial Statements or Are Required for Clarity, Interpretation and Understanding of the Financial Statements:

As of March 31, 2001, "Revaluation Surplus from Tangible Assets" and "Revaluation Surplus from Participations" accounts under Shareholders' Equity include TL. 23,446,994 and TL.7,184,180 respectively, that are barred to be added to share capital according to tax legislation.

The "Extraordinary Reserves" accounts under Shareholders' Equity comprise the reserve item "Gain on Sales of Share Certificates of participations and Fixed Assets " of the participation amounting TL2,685,311.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

NOTES TO THE INCOME STATEMENT :

1- All depreciation and amortisation expenses for the current period : TL.2,458,477

a) Depreciation expenses :		**2.456.495**
aa) Normal depreciation expense :	2.326.987	
ab) Depreciation expense resulting from revaluation increment:	129.508	
b) Amortisation expenses :		**1.982**

2- Discount and provision expenses for the current period:

	31.03.2001
Provision for Retirement Pay	230.014
Current Period Discount Expenses	110.171
Interest Expense Accruals	3.642.233
Expense Accruals	504.863
Other	23.850
Total:	**4.511.131**

3- All financial expenses for the current period:

	31.03.2001
Included in the carrying value of tangible *noncurrent assets*	-
Directly Expensed	43.835.740*
Total:	**43.835.740**

*TL41,156,000 of this amount represents the directly expensed foreign currency losses .

4- Financial Expenses Charged by Shareholders, Subsidiaries and Participations: (Amounts exceeding %20 of the total amount will be shown separately): None

5- Sales and purchases made with shareholders, subsidiaries and participations (Amounts exceeding %20 of the total amount will be shown separately) :

a) Sales:	**31.03.2001**
Subsidaries	
Efes Pazarlama	46.082.346

b) Purchases of Raw Materials and Services (cost of production and operating expenses :	**31.03.2001**
Shareholders	
Anadolu Endüstri Holding	951.099

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Subsidaries	
Tarbes	377.890
Efes Pazarlama	30.003
Efestur	427
Total:	**408.320**

6- Interest, rent and others received from or paid to shareholders, participations and related parties (Amounts exceeding %20 of the total amount will be shown separately):

a) Rent Income (Included in Income and gain from other operations):

Efes Sınai	220
Anadolu Endüstri Holding	1.320
Alternatifbank	10.618
Efes Pazarlama	70.403
Tarbes	200
	82.761

b) Foreign Currency Gains, Interest and Other Income (included in income and gain from other operations):

Efes Pazarlama	196.308
Efes Sınai Holding	30.302
Anadolu Endüstri Holding	1.696.538
Tarbes	94.528
	2.017.676

c) Dividend Income from Participations

Coca Cola İçecek Üretim A.Ş.	354.985
Coca Cola Satış Dağıtım A.Ş.	670.171
	1.025.156

d) Rent Expenses

EFPA	**6.177**

7- Total salaries and benefits provided to board of directors, general manager, deputy general manager and other members of top management is: TL172.597

8- Depreciation Methods and the Effect of Changes in Depreciation Methods as Increase (+) or Decrease (-) in Current Year Depreciation Expense: None

9- Inventory costing systems (like process costing or order costing) and methods (like monthly weighted average, FIFO, monthly moving average):

The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items

(Currency -- Millions of Turkish lira, unless otherwise indicated)

10- Reasons for not performing full or partial physical inventory count, if any:

As of March 31, 2001 no physical inventory count is performed.

11- Separate totals of sales of scrap, by products and service sales included in domestic and export sales that exceed %20 of gross sales:

Such sales do not exceed %20 of the gross sales

12 Sales incentives and subventions of the company, if any: None

13- Explanatory note about prior period gains /income and losses / expenses:

As of March 31, 2001 total of prior period losses/expenses are TL235.

14- Earning per ordinary and privileged shares:

There is no profit for the period

15- The production quantities of the Company during the period ended March 31, 2001 and 2000 are as follows:

	31.03.2000	31.03.2001
Beer Production (Lt)	47.569.539*	116.265.947
Malt Production (ton)	-	15.458

16- The sales quantities of the Company during the period ended March 31, 2001 and 2000 are as follows:

	31.03.2000	31.03.2001
Beer Production (Lt)	47.350.944*	114.580.401
Malt Production (ton)	-	279

DOCUMENT 5

Detailed Financial Statements

for the Interim Accounting Periods January 1 – June 30, 2001 and 2000

and

Independent Limited Review Report

for the Interim Accounting Period January 1 – June 30, 2001

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
==

DETAILED FINANCIAL STATEMENTS

FOR THE INTERIM ACCOUNTING PERIODS JANUARY 1 - JUNE 30, 2001 AND 2000

AND INDEPENDENT LIMITED REVIEW REPORT

FOR THE INTERIM ACCOUTING PERIOD JANUARY 1 – JUNE 30, 2001

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANDERSEN

A. A. Aktif Analiz S.M.M.M. A.Ş.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

INDEPENDENT LIMITED REVIEW REPORT

FOR THE INTERIM ACCOUTING PERIOD JANUARY 1 – JUNE 30, 2001

1. We have reviewed the interim balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) as of June 30, 2001 and the related interim statement of income for the six-month interim accouting period then ended in accordance with the generally accepted limited review principles and standards in Turkey issued by the Capital Market Board (CMB).

2. The scope of our review on interim financial statements is limited as compared to the examination of annual financial statements that are made in accordance with the generally accepted auditing principles, bases and standards. Our review principally consisted of applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for limited reviews, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our limited review report should be considered on different grounds than the annual independent auditors' reports.

3. The local selling and marketing activities of the Company for the produced beer are realized by Efes Pazarlama ve Dağıtım Ticaret A.Ş., the subsidiary of the Company .

4. Based on our review, no matter has come to our attention that causes us to believe that the accompanying interim financial statements for the interim accouting period referred to in the first paragraph are not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the CMB and the principles and standards related to the preparation of interim financial statements and applied on a consistent basis.

5. Additional Paragraph for Convenience Translation to English

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Accounting Standards (IAS) and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IAS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IAS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ertan Ayhan
Engagement Partner

İstanbul,
August 3, 2001

DETAILED BALANCE SHEET (Million TL)		Independent Limited Review Reviewed 30.06.2001	Reviewed 30.06.2000
I.	CURRENT ASSETS	137,078,997	57,680,347
A.	Liquid Assets	2,401,037	1,145,108
1.	Cash	7,208	18,469
2.	Banks	2,393,819	1,126,542
3.	Other Liquid Assets	10	97
B.	Marketable Securities	32,230,376	2,500,294
1.	Share Certificates	-	-
2.	Private Sector Bonds and Debt Securities	-	-
3.	Public Sector Bonds and Debt Securities	32,012,356	2,233,704
4.	Other Marketable Securities	218,020	268,130
5.	Reserve for Decrease in Value of Marketable Securities	-	(1,540)
C.	Short-term Trade Receivables	57,514,314	33,723,726
1.	Customers	56,682,947	33,253,979
2.	Notes Receivables	877,599	488,327
3.	Deposits and Guarantees Given	3,737	735
4.	Other Short-term Trade Receivables	502,799	321,881
5.	Discount on Trade Receivables (-)	(54,937)	(25,786)
6.	Allowance for Doubtful Receivables (-)	(497,831)	(315,410)
D.	Other Short-term Receivables	13,463,531	5,704,188
1.	Receivables from Shareholders	4,067,011	-
2.	Receivables from Participations	-	-
3.	Receivables from Subsidiaries	9,270,516	5,455,332
4.	Other Short-term Receivables	126,004	248,856
5.	Discount on Receivables (-)	-	-
6.	Allowance for Doubtful Receivables (-)	-	-
E.	Inventories	28,774,847	13,807,250
1.	Raw Materials & Supplies	16,580,700	4,162,858
2.	Work-in-process	3,487,822	3,089,193
3.	By - Products	3,575,443	1,915,870
4.	Finished Goods	3,124,028	3,184,700
5.	Merchandise	150,775	29,210
6.	Other Inventories	1,714,644	1,114,993
7.	Allowance for Decline in the Value of Inventory (-)	-	-
8.	Advances Given to Suppliers	141,435	310,426
F.	Other Current Assets	2,694,892	799,781
II.	NON-CURRENT ASSETS	179,634,970	131,825,141
A.	Long-term Trade Receivables	5,839,647	5,698,433
1.	Customers	5,611,271	5,467,572
2.	Notes Receivable	-	-
3.	Deposits and Guarantees Given	228,376	13,501
4.	Other Long-term Trade Receivables	-	217,360
5.	Discount on Trade Receivables (-)	-	-
6.	Allowance for Doubtful Receivables (-)	-	-
B.	Other Long-term Receivables	2,505,546	3,731,820
1.	Receivables from Shareholders	-	-
2.	Receivables from Participations	-	-
3.	Receivables from Subsidiaries	2,505,546	3,731,820
4.	Other Long-term Receivables	-	-
5.	Discount on Receivables (-)	-	-
6.	Allowance for Doubtful Receivables (-)	-	-
C.	Non-Current Financial Assets	97,486,490	75,182,177
1.	Long - Term Marketable Securities	-	-
2.	Allowance for Decline in the Value of Marketable Securities (-)	-	-
3.	Participations	42,233,926	37,608,623
4.	Capital Commitments to Participations (-)	-	-
5.	Allowance for Decline in the Value of Participations (-)	-	-
6.	Subsidiaries	55,125,038	37,570,554
7.	Capital Commitments to Subsidiaries (-)	-	-
8.	Allowance for Decline in the Value of Subsidiaries (-)	-	-
9.	Other Non-Current Financial Assets	127,526	3,000
D.	Tangible Non-Current Assets	71,592,893	45,126,795
1.	Land	195,166	176,165
2.	Land Improvements	4,625,955	1,548,090
3.	Buildings	48,593,294	30,430,612
4.	Machinery, Plant and Equipment	78,597,274	57,537,057
5.	Vehicles	774,851	644,681
6.	Furnitures and Fixtures	26,851,381	13,133,669
7.	Other Tangible Non-Current Assets	-	-
8.	Accumulated Depreciation (-)	(91,387,558)	(59,555,582)
9.	Construction-in-progress	2,783,287	438,185
10.	Advances Given	559,243	773,918
E.	Intangible Non-Current Assets	231,252	161,281
1.	Foundation and Organisation Assets	-	-
2.	Rights	6,578	7,620
3.	Research and Development Costs	-	-
4.	Other Non-Current Intangible Assets	20,271	26,381
5.	Advances Given	204,403	127,280
F.	Other Non-current Assets	1,979,142	1,924,635
	TOTAL ASSETS	316,713,967	189,505,488

The accompanying notes are an integral part of these balance sheets.

DETAILED BALANCE SHEET (Million TL)	Independent Limited Review Reviewed 30.06.2001	Reviewed 30.06.2000
I. SHORT TERM LIABILITIES	144,766,393	70,829,633
A. Financial Liabilities	76,614,757	39,035,195
1. Bank Borrowings	12,148,148	16,865,981
2. Current Portion and Interest of Long-term Borrowings	64,466,609	22,169,214
3. Current Portion and Interest of Long-term Bonds	-	-
4. Notes and Commercial Bills	-	-
5. Other Financial Borrowings	-	-
B. Trade Payables	35,552,515	16,074,128
1. Suppliers	21,636,061	9,948,895
2. Notes Payable	-	-
3. Deposits and Guarantees Received	13,780,890	6,049,940
4. Other Trade Payables	135,564	75,293
5. Discount on Payables (-)	-	-
C. Other Short-term Liabilities	21,583,636	10,203,063
1. Payables to Shareholders	48,361	730,184
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Accrued Expenses	-	162,204
5. Taxes, Duties and Other Withholdings Payable	21,236,635	9,090,209
6. Deferred Loans and Installments Payable to the State	-	9,038
7. Other Short Term Payables	298,640	211,428
8. Discount on Payables (-)	-	-
D. Advances Received	-	97
E. Reserves for Liabilities and Expenses	11,015,485	5,517,150
1. Allowance for Taxes	-	2,679,333
2. Allowance for Other Liabilities and Expenses	11,015,485	2,837,817
II. LONG TERM LIABILITIES	78,584,960	45,042,369
A. Financial Liabilities	63,880,861	32,871,870
1. Bank Borrowings	63,880,861	32,871,870
2. Bonds Issued	-	-
3. Other Debt Instruments Issued	-	-
4. Other Financial Liabilities	-	-
B. Trade Payables	1,963,634	1,915,355
1. Suppliers	1,963,634	1,915,343
2. Notes Payable	-	-
3. Deposits and Guarantees Received	-	-
4. Other Trade Payables	-	12
5. Discount on Payables (-)	-	-
C. Other Long Term Payables	5,635,540	5,483,926
1. Payables to Shareholders	-	-
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Deferred Loans and Installments Payable to the State	17,037	9,120
5. Other Long Term Liabilities	5,618,503	5,474,806
6. Discount on Payables (-)	-	-
D. Advances Received	-	-
E. Reserves for Liabilities and Expenses	7,104,925	4,771,218
1. Reserve for Employee Termination Benefits	7,104,925	4,771,218
2. Reserves for Other Liabilities and Expenses	-	-
III. SHAREHOLDERS EQUITY	93,362,614	73,633,486
A. Share Capital	25,083,737	25,083,737
B. Share Capital Commitments (-)	-	-
C. Emission Premium	4,553	4,553
D. Revaluation Surplus	73,215,066	43,914,274
1. Revaluation Surplus from Non-current Assets	53,840,139	34,261,844
2. Surplus from Non-current Financial Assets	19,374,927	9,652,430
3. Surplus from Stock Exchange	-	-
E. Reserves	15,154,192	19,990,904
1. Legal Reserves	3,746,750	2,826,083
2. Statute Reserves	-	-
3. Special Reserves	-	-
4. Extraordinary Reserves	10,879,272	7,592,284
5. Cost Increment Fund	528,170	197,322
6. Gain on Sales of Share Certificates of Participations and Fixed Assets to be Added to Share Capital	-	-
7. Unappropriated Income	-	9,375,215
F. Current Year Income	-	130,762
G. Current Year Loss (-)	(20,094,934)	-
H. Accumulated Losses (-)	-	(15,490,744)
1. —— Year Loss	-	(15,490,744)
2. — Year Loss	-	-
TOTAL LIABILITIES	316,713,967	189,505,488

The accompanying notes are an integral part of these balance sheets.

DETAILED STATEMENT OF INCOME (Million TL)	*Independent Limited Review* *Reviewed* 30.06.2001	*Reviewed* 30.06.2000
A. Gross Sales	148,018,863	45,015,216
1. Domestic Sales	139,795,214	41,305,358
2. Export Sales	6,054,636	3,074,978
3. Other Sales	2,169,013	634,880
B. Sales Deductions (-)	(46,399,124)	(13,802,659)
1. Sales Returns (-)	(24,007)	(9,047)
2. Sales Discounts (-)	(117,225)	(84,964)
3. Other Deductions (-)	(46,257,892)	(13,708,648)
C. Net Sales	101,619,739	31,212,557
D. Cost of Sales (-)	(50,673,035)	(21,340,875)
GROSS PROFIT / (LOSS)	50,946,704	9,871,682
E. Operating Expenses (-)	(17,352,869)	(5,036,941)
1. Research and Development Expenses (-)	(57,633)	(31,812)
2. Marketing, Selling and Distribution Expenses (-)	(6,018,250)	(1,665,149)
3. General and Administrative Expenses (-)	(11,276,986)	(3,339,980)
OPERATING PROFIT / (LOSS)	33,593,835	4,834,741
F. Income and Gains from Other Operations	31,208,314	6,385,058
1. Dividend Income from Participations	4,318,527	3,806,923
2. Dividend Income from Subsidiaries	20,000	-
3. Interest and Other Dividend Income	8,401,027	1,356,071
4. Other Operating Income and Gains	18,468,760	1,222,064
G. Expenses and Losses from Other Operations (-)	(10,474,510)	(1,448,101)
H. Financial Expenses (-)	(74,474,514)	(9,585,668)
1. Short-term Borrowing Expenses (-)	(33,685,529)	(5,439,090)
2. Long-term Borrowing Expenses (-)	(40,788,985)	(4,146,578)
OPERATING PROFIT / (LOSS)	(20,146,875)	186,030
I. Extraordinary Income and Gains	224,222	73,801
1. Reserves No Longer Repuired	-	-
2. Prior Period Income and Gains	-	2,104
3. Other Extraordinary Income and Gains	224,222	71,697
J. Extraordinary Expenses and Losses (-)	(172,281)	(129,069)
1. Idle Time Capacity Expenses and Losses (-)	(126,571)	(53,426)
2. Prior Period Expenses and Losses(-)	(1,882)	(1,071)
3. Other Extraordinary Expenses and Losses (-)	(43,828)	(74,572)
INCOME / (LOSS) FOR THE PERIOD	(20,094,934)	130,762
K. Taxes and Other Legal Obligations to be Paid (-)	-	-
NET INCOME / (LOSS) FOR THE PERIOD	(20,094,934)	130,762

The accompanying notes are an integral part of these income statements.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS

AS OF JUNE 30, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) COMPANY'S ACTIVITIES:

The activities of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) consist of production and selling of malt, beer, plastic materials and energy via cogeneration central. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. The local selling and marketing activities of the Company are realized by Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Efes Pazarlama). The Company owns 85% of share capital of Efes Pazarlama.

The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiques and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

Erciyas Biracılık ve Malt Sanayii A.Ş. merged legally with Ege Biracılık ve Malt Sanayii A.Ş. (Ege Biracılık), Güney Biracılık ve Malt Sanayii A.Ş. (Güney Biracılık) and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on Istanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayii A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazette on June 26, 2000. As of June 30, 2000, the retained earnings in the accompanying balance sheet include the net income for the period ended June 20, 2000, the merger date of companies, amounting to TL9,375,215 (Note 33(a)). This situation should be taken into consideration in making comparisons. Furthermore, the results of operations of the merged companies for January 1 - June 30, 2000 accounting period together with the Company's own results are presented in Note 18 for information purposes.

(2) SHAREHOLDERS WITH SHAREHOLDINGS EQUAL OR HIGHER THAN 10%:

As of June 30, 2001 and 2000, paid-in share capital consists of 25,083,737,393 shares with a par value of 1,000 (full) TL each. Shareholders, whose shareholdings are equal or higher than 10% are as follows:

	June 30			
	2001(*)		2000	
Shareholders	Amount	%	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar)	7,321,866	29.19	7,321,866	29.19
Özilhan Sınai Yatırım A.Ş. (Özilhan)	4,272,463	17.03	4,270,963	17.03
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri)	2,180,463	8.69	2,180,463	8.69
Other	11,308,945	45.09	11,310,445	45.09
	25,083,737	100.00	25,083,737	100.00

(*) Based on the shareholder's structure related to 2000 annual general meeting held at March 30, 2001.

(3) THE PRIVILEGES OF SHARE CERTIFICATES REPRESENTING THE SHARE CAPITAL :

There are no privileges of share certificate representing the share capital as of June 30, 2001 and 2000.

(4) REGISTERED SHARE CAPITAL CEILING:

As of June 30, 2001 the upper limit of the registered share capital is TL200,000,000.

As of June 30, 2000 the upper limit of the registered share capital is TL15,000,000. The increased share capital is TL25,083,737. Capital Market Board (CMB) has the article with the number OFD/1886 and dated as 17.05.2000 about the possibility of the case in which the increased share capital is higher than the upper limit of the registered share capital. According to the article; as the registered share capital upper limit is increased due to the merger, it is decided to inform the Company that the upper limit increase should be made in the first General Assembly Meeting in accordance with the declared principles, one in weekly bulletin with the number 1996/50 and one dated as 15.05.1997 with the number 15-695.

(5) SHARE CAPITAL INCREASES REALIZED IN THE PERIODS AND SOURCES:

According to the decision taken by the Board of Directors of the Company on June 8, 2001; the Company's paid-in share capital was decided to be increased from TL25,083,737 to TL50,167,474 by funding TL4,553 from share premium, TL11,666,492 from revaluation fund of tangible assets, TL12,007,713 from revaluation fund arising from participations, TL511,241 from cost increment fund, TL183,038 from cost increment fund from participations and TL710,700 from the year 2000 extraordinary reserves. The Company applied to CMB for the necessary permissions related with the share capital increase as of June 13, 2001. But since the approval related with this share capital increase was not realized as of June 30, 2001, the amount of TL25,083,737 has not been transferred to share capital account but has been recorded in the related source accounts under the shareholders' equity in the balance sheet as of June 30, 2001. However, the Company has not received the related permission document of CMB yet.

As of June 30, 2001 the Company increased its share capital from TL12,000 billion to TL25,084 billion. The formal registration of the increase was realized at June 20, 2000 and declared in Turkish Trade Registry Gazette at June 26, 2000. The increase of TL13,084 billion arises from the share capitals of the companies taken over.

(6) MARKETABLE SECURITIES OTHER THAN SHARE CERTIFICATES ISSUED IN THE CURRENT PERIOD :

None.

(7) MARKETABLE SECURITIES (BORROWING) REDEEMED IN THE CURRENT PERIOD :

None.

(8) MOVEMENT OF TANGIBLE NON-CURRENT ASSETS DURING THE CURRENT PERIOD :

Movement of tangible non-current assets for the periods ending with June 30, 2001 and 2000 is as follows:

	June 30	
	2001	2000(*)
a) Cost of the purchased, produced and constructed tangible non-current assets (excluding construction-in-progress and advances given):	5,598,453	6,056,409
b) Cost of tangible non-current assets sold:	887,310	340,619
c) Revaluation surplus increase in the current period	18,884,881	9,265,235
i- Tangible non-current assets cost	32,045,730	14,827,816
ii-Accumulated Depreciation (-)	(13,160,849)	(5,562,581)

(*) These amounts include the tangible non-current assets movements of the companies taken over between January 1 - June 20, 2000.

d) Construction in Progress:

i) Details of the construction in progress as of June 30, 2001 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
İstanbul plant					
Hauling tank grain mixing system	104,455	110,000	01.04.01	01.07.01	95
Lüleburgaz plant					
Hauling tank and armature	1,886	115,000	14.05.01	30.11.01	2
Chlorinating unit	5,831	8,000	18.06.01	31.10.01	73
İzmir plant					
Project study	19,347	25,039	20.01.95	Uncertain	77
Waste water refinery	401,300	1,300,000	01.05.00	31.07.01	31
Hauling tank and armature	7,650	128,731	27.06.01	01.10.01	6
Ferment production premises	64,487	161,892	05.04.01	31.07.01	40
Ankara plant					
Cogeneration premises	2,178,331	2,839,419	31.10.00	30.06.02	77
	2,783,287	4,688,081			

ii) Details of the construction in progress as of June 30, 2000 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Lüleburgaz plant					
Purification panel	270,555	386,507	26.02.99	31.07.00	70
Rice grind and preparation system	91,215	130,307	31.05.00	30.09.00	70
Heating system of the administrative building	1,767	5,049	28.01.00	31.12.00	35
Fermentation tank	3,726	6,210	04.06.99	31.12.00	60
Boiling tank	7,452	12,420	04.06.99	31.12.00	60
Box refill, cap change	33,084	36,761	30.04.00	30.08.00	90
İzmir plant					
Project study	19,347	25,039	20.01.95	Uncertain	77
Waste water pool	10,879	14,903	01.05.00	31.07.00	73
Multi packing plant	160	1,935,000	12.04.00	31.12.01	0
	438,185	2,552,196			

(9) INVESTMENT ALLOWANCES THAT ARE USED IN CURRENT PERIOD AND CARRIED FORWARD TO NEXT PERIODS :

As of June 30, 2001 the total amount of investment allowance utilized is TL2,873,432 and this amount does not include any investment allowances that are carried forward from 2000. Since the Company has incurred loss in the interim accounting period, it has not used any investment allowances as of June 30, 2001.

(10) ACCOUNT BALANCES WITH SHAREHOLDERS PARTICIPATIONS, SUBSIDIARIES AND OTHER RELATED PARTES :

Balances with shareholders, participations, subsidiaries and other related parties as of June 30, 2001 and 2000 are as follows:

	June 30, 2001				
	Receivables			Payables	
	Trade	Non-Trade		Trade	Non-Trade
Shareholders	-	4,067,011	(*)	338,921	48,361
Participations	12,861	-		-	-
Subsidiaries	52,975,266	11,776,062	(**)	4,403	-
Other Group Companies	729,473	-	(***)	324,715	-
	53,717,600	15,843,073		668,039	48,361

	June 30, 2000				
	Receivables			Payables	
	Trade	Non-Trade		Trade	Non-Trade
Shareholders	627,836	-		66,511	730,184
Participations	40,729	-		-	-
Subsidiaries	27,029,302	9,187,149	(**)	-	-
	27,697,867	9,187,149		66,511	730,184

(*) *The interest rates for the receivables of the Company from Anadolu Endüstri Holding amounting to TL304,777 and USD 3,003,125 are determined by the daily repurchase agreement interest rates for TL and the Company applies interest rates according to the current market conditions for USD.*

(**) *The Company has taken a loan on 18.10.1998 from J.P. Morgan Securities Inc with 5 years maturity and transferred USD 10,000,000 with the same conditions from this loan to its participation, Efes Pazarlama.*

As of June 30, 2001 USD 4,000,000 of the loan transferred to Efes Pazarlama has been paid (June 30, 2000 - USD 0). USD 4,000,000 (June 30, 2000 - USD 4,000,000) of the remaining balance is included in short-term loans and USD 2,000,000 (June 30, 2000 - USD 6,000,000) is included in long-term loans.

As of June 30, 2001, the interest rates for the receivables from Efes Sınai Holding A.Ş. (Efes Sınai) amounting to USD 3,400,000 is determined according to the market conditions. As of June 30, 2000, TL2,538,835 given to Efes Pazarlama represents the loan with interest rate determined by the daily repurchase agreement interest rates. Please refer to Note 30.

(***) *The receivable of the Company, among other group companies, which is USD 1,528,817 and DEM 22,792 as of 30 July 2001, is revalued at exchange rate at the end of periods determined for related countries, since the amounts that cannot be collected within the period for bringing the export gains into the country are credited to the Price Stabilisation Support Fund in accordance with the Exchange Legislation, and correspond to TL734,515. Please refer to Note 30.*

(11) EVALUATION, COMPILATION AND DEPRECIATION POLICIES FOR INVENTORIES AND OTHER BALANCE SHEET ITEMS; CHANGES IN THESE AND OTHER ACCOUNTING POLICIES AND THEIR MONETARY EFFECTS; DEVELOPMENTS THAT MAY AFFECT GOING CONCERN AND PERIODICITY ASSUMPTIONS AND REASONS :

a) Marketable Securities:

Treasury bills and government bonds under repurchase agreements are valued at acquisition cost. The difference between the costs and the increase in the value of the marketable securities at the balance sheet date are included in the other operational income and marketable securities in the accompanying financials statements.

As of June 30, 2001 and 2000, the (A) type investment fund included in other marketable securities in the accompanying financial statements is valued with the purchase price declared on the balance sheet date.

b) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced in Turkey by the CMB, trade notes receivables, payables, post dated cheques and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

c) Deferred VAT:

As of June 30, 2001 the value added tax payable, arising from sales with export commitment amounting to TL5,611,271 is included in assets as long term trade receivables and in liabilities as other long term payables; the value added tax receivable arising from purchases with export commitments amounting to TL1,963,634 is included in assets as other non-current assets and in liabilities as long term trade payables in the accompanying financial statements.

d) Inventory:

The physical inventory counts are made at year ends. The inventories are valued at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average.

e) Financial Non-Current Assets:

If the share capital increase of the participation and subsidiary is realized the revaluation fund or other equity accounts including extraordinary reserves, the nominal values of the shares obtained are recorded as revaluation fund from participations under the shareholders equity. If the share capital increase of the participations is realized through distribute of the previous year income as bonus shares, the nominal values of the shares obtained are recorded as income. (Note 27)

f) Tangible Non-current Assets:

The acquisition costs and the accumulated depreciation of the tangible non-current assets subject to depreciation are revalued according to the article number 298 of Tax Procedural Law.

As of June 30, 2001 the revaluation percentage applied is 37.9% (June 30, 2000 – 29.2%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible non-current assets, and those accumulated until these tangible non-current assets are capitalized, should be capitalized as a part of such assets.

Tangible fixed assets, excluding the buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line and double-declining method. Economic useful life of fixed assets are as follows:

Building	25-50 years
Land improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

g) Reserve for Employee Termination Benefit:

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of June 30, 2001 such payments are limited to a maximum of TL768.1 (June 30, 2000 – TL506.7) per year of employment. As of June 30, 2001 and 2000 the retirement pay liability is TL7,104,925 and TL4,771,218 respectively.

h) Other Deductions Related with Sales:

Taxes and funds paid over sales such as pasture fund, civil defense fund, education tax and surcharge tax are included in the other sales deductions line in the income statement.

i) Foreign Currency Transactions:

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) Other Balance Sheet Items:

Other balance sheet items are principally reflected at their recorded values.

(12) SUBSEQUENT EVENTS AS OF THE BALANCE SHEET DATE THAT HAS TO BE DISCLOSED DUE TO THE 1st ATTACHMENT OF THE COMMUNIQUE :

a) The retirement pay ceiling has been increased to TL807.5 effective July 1, 2001.

b) In their meeting on July 21, 2001, the board of directors decided to purchase 6,421,670 and 3,022,030 shares of Efes Pazarlama, a subsidiary, from Yazıcılar and Özilhan, respectively, at a price to be determined by on professional firm.

c) Alternatifbank A.Ş. (Alternatifbank), a participation of the Company, decided to perform a cash increase in its share capital from TL64,815,000 to TL100,000,000 at the BOD meeting dated July 30, 2001. The Company decided not to use its pre-emptive right for its share of the increased amount at the same dated BOD meeting.

d) The Company has paid USD 2,000,000 to Efes Breweries B.V. (Efes Breweries) in advance for share capital at July 5, 2001.

(13) LITIGATION CLAIMS AND OTHER CONTINGENT LOSSES AND GAINS THAT HAS TO BE DISCLOSED DUE TO THE 2nd ATTACHMENT OF THE COMMUNIQUE (THE CONTENTS OF THE LEGAL CONFLICTS WHICH MIGHT EFFECT THE PERIOD RESULTS AND CREATE LIABILITIES FOR THE COMPANY ARE MENTIONED IN THIS PART) :

The Company has investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

June 30, 2001							
	Beginning / Ending		Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
a)	12.04.2000 31.12.2001		62518	100	100	3,243,835	2,239,584
b)	31.10.2000 30.06.2002		65177	100	100	2,839,418	2,175,939
c)	06.07.2000 05.07.2002		63800	100	-	4,789,170	190,500
d)	19.06.2000 31.12.2001		63696	100	-	166,129	85,333
e)	10.11.2000 10.11.2002		64981	100	100	285,640	312,504
f)	31.05.1994 30.06.2000	(*)	36527	100	100	10,778,000	10,225,223
g)	15.12.1997 15.12.2001		53801	100	100	5,388,599	166,786
h)	24.01.2001 24.01.2004		65696	40	100	1,166,272	133,636
i)	22.03.2001 31.12.2003		65861	40	-	2,982,000	13,628

(*) The company has applied for the fulfillment certificate of the related investment incentive in 2001.

A domestic processing permit is obtained from Foreign Trade Ministry. With the certificate number 811 dated 25.03.1999, the Company has an export commitment amounting to USD 27,686,500. As of June 30, 2001 USD 24,922,247 of the total commitment is realized. The certificate is extended until June 30, 2001.

As of June 30, 2000 the investment encouragement certificates are as follows:

June 30, 2000						
	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
a)	09.01.1996 31.12.2000	45104	100	100	1,390,326	1,075,533
b)	12.04.2000 31.12.2001	62518	100	100	1,935,000	160
c)	24.06.1994 30.06.2000	36527	100	100	10,778,000	1,377,921

The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fulfilled.

Furthermore, the Company has the export commitments below in return for the four export loans in the total amount of USD 9,000,000 and EURO 6,650,000 in 2000. However, in the Official Gazette dated March 3, 2001 and numbered 24335 related to the "Export Loans without documents and documents for the exception of tax, toll, and fees" its declared that as of January 1, 2001 the unfulfilled export loans without supporting documents and export commitments of the documents for the exception of tax, toll, and fees will be closed on the condition that 50% of the total export commitments will be realized until December 31, 2001. As a result, the export loan commitments of the company are as follows:

Due Date		Foreign Currency	Foreign Exchange Rate	TL Equivalent
2002	USD	1,500,000	1,258,815	1,888,223
	EURO	1,175,000	1,068,482	1,255,466
				3,143,689
2001	USD	3,000,000	1,258,815	3,776,445
	EURO	2,150,000	1,068,482	2,297,236
				6,073,681
				9,217,370

As of June 30, 2001 the Company has utilized USD 3,252,130 of the export commitment.

(14) CHANGES IN ACCOUNTING ESTIMATES THAT HAVE A MATERIAL EFFECT ON GROSS PROFIT PERCENTAGES AND THEIR MONETARY EFFECTS :

There is no changes in accounting estimates between the periods.

(15) MORTGAGES AND GUARANTEES ON ASSETS :

As of June 30, 2001 the total amount of mortgages on assets is TL11,144,177.

(16) INSURANCE COVERAGE ON ASSETS:

Insurance coverage for inventories and tangible non-current assets included in the assets as of June 30, 2001 is TL435,953,915 (June 30, 2000 – TL184,197,655).

(17) MORTGAGES AND OTHER COLLATERALS OBTAINED FOR RECEIVABLES:

As of June 30, 2001 the total amount of mortgages and other guarantees obtained for receivables is TL4,834,226 (June 30, 2000 – TL3,346,190).

(18) OFF-BALANCE SHEET COMMITMENTS :

(a) The letters of guarantee and surety given to banks, customs offices and suppliers amounts to TL16,919,121 as of June 30, 2001 (June 30, 2000 – TL21,369,555).

(b) Furthermore, the Company has 870 million share certificates of Efes Sınai given as a guarantee for the investment loan taken by ZAO Moscow Efes Brewery, indirect participation of the Company.

(c) In relation with the in-cash capital increase of Efes Sınai, which is a subsidiary of the Company, that is realised in the Extraordinary General Assembly Meeting held on February 27, 2001, after the subscription rights are used, if there are any, and public offering, it has been decided to purchase, within 3 workdays following the expiry of the term determined by the Capital Market Board for public offering of the portion that has not been subscribed through full and in-cash payments, the share certificates representing A Group privileged shares not under 75% of their transaction price in the Wholesale Stock Exchange, and the share certificates representing B Group shares on the third transaction day following the expiry of the public offering in the Stock Exchange, being not under 75% of the arithmetic average of the daily weighted price realised in the Primary Market, over a certain rate to be determined by Efes Sınai and certified by the Capital Market Board and it is also resolved that the company management shall be authorised to undersign the relevant commitment.

(19) BLOCKED DEPOSITS IN BANKS:

As of June 30, 2001, the amount of blocked deposits in banks is TL27 (June 30, 2000 – TL27).

(20) MARKET VALUE OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT COST IN BALANCE SHEET AND COST OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT MARKET VALUE IN BALANCE SHEET :

As of June 30, 2001 and 2000 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of June 30, 2001 and 2000 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

June 30, 2001

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş. (Alternatifbank)	16,078,710	14,907,450,000	566	8,437,617
Efes Sınai	10,286,260	8,496,780,802	4,295	36,493,674
Total	26,364,970			44,931,291

June 30, 2000

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank	11,452,260	10,281,000,000	1,382	14,208,342
Efes Sınai	10,286,390	8,496,909,063	6,950	59,053,518
Total	21,738,650			73,261,860

(21) DESCRIPTION AND AMOUNT OF MARKETABLE SECURITIES, ISSUED BY THE SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES OF THE COMPANY THAT ARE INCLUDED IN THE MARKETABLE SECURITIES :

Marketable securities consist of Anadolu Group (A) type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL218,020 with the nominal value of TL100,000.

(22) DESCRIPTION AND AMOUNT OF BALANCE SHEET ITEMS STATED AS "OTHERS" THAT EXCEED 20% OF THE GROUP TOTAL OF ITS INCLUDED OR 5% OF TOTAL ASSETS IN THE FINANCIAL STATEMENTS :

a) Reserve for Other Liabilities and Expenses:

	June 30	
	2001	2000
Accrued Interest and interest Commissions	5,415,418	2,361,142
Reserve for Tax and Interest	4,572,425	-
Accrued Water and Electricity Expense	439,761	259,800
Other	587,881	216,875
	11,015,485	2,837,817

	June 30	
	2001	2000
b) Other Long-term Liabilities:		
Deferred VAT	5,611,271	5,474,806
Other	7,232	-
	5,618,503	5,474,806

(23) TOTAL AMOUNT OF THE RECEIVABLES FROM AND PAYABLES TO PERSONNEL THAT EXCEED 1% OF THE TOTAL ASSETS IN BALANCE SHEET AND INCLUDED IN "OTHER RECEIVABLES" AND "OTHER SHORT-TERM OR LONG-TERM LIABILITIES" CAPTIONS :

None.

(24) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE PROVIDED FOR RECEIVABLES FROM SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES:

None.

(25) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE DUE OR NOT YET DUE (THESE AMOUNTS ARE SHOWED AS SEPARATE TOTALS :

As of June 30, 2001 and 2000 the amount of the allowances for the doubtful receivables that are due but not collected are TL497,831 and TL315,410 respectively. TL340,919 and TL168,445 of this allowances consist of 2001 and 2000 valuation of the doubtful receivable carried forward from the prior years, amounting to USD 270,825. The remaining TL156,912 and TL146,965 are comprised of the allowance for the receivables due from export sales in prior years.

There is no allowance for doubtful receivables that is not yet due.

(26) BREAKDOWN OF THE SUBSIDIARIES AND PARTICIPATIONS WITH AN INDIRECT CAPITAL AND MANAGEMENT RELATIONSHIP WITH THE COMPANY; NAMES AND SHAREHOLDING PERCENTAGES AND CARRYING AMOUNTS OF THESE COMPANIES INCLUDED IN LONG-TERM FINANCIAL ASSETS ACCOUNT, THEIR NET INCOME AND LOSS IN THE RECENT FINANCIAL STATEMENTS, PERIOD OF THE FINANCIAL STATEMENTS, WHETHER FINANCIAL STATEMENTS ARE PREPARED/NOT-PREPARED UNDER CMB STANDARTS, AUDIT STATUS OF FINANCIAL STATEMENTS, RESULT OF AUDIT REPORT :

a) Indirect Participations:

Breakdown of the indirect participations as of the Company as of June 30, 2001 is as follows:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Cetelem Tüketici Finansman A.Ş.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Invest Holland BV
Efes Karaganda Brewery ISC
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Istanbul Tuzla – Free Trade Zone
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
ZAO Moscow-Efes Brewery

b) Subsidiaries, Participations and Other Non-Current Financial Assets:

As of June 30, 2001 and 2000 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and summary of financial statement is as follows:

	June 30, 2001							
			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	10,286,260	51.87	457,862	457,862	30.03.2001	Prepared	Not Audited	-
Efes Pazarlama	7,294,801	85.00	840,483	444,267	31.12.2000	Not Prepared	Not Audited	-
Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes)	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes International	36,311,662	99.87	USD 2,513,605	USD 2,513,605	30.06.2000	Not Prepared	Not Audited	-
Cypex Co.Ltd. (Cypex)	91,350	90.00	139,518	88,009	31.12.2000	Not Prepared	Not Audited	-
	55,125,038							
2. Participations:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank A.Ş.	16,078,710	23.00	2,815,000	1,886,000	30.03.2001	Prepared	Not Audited	-
	42,233,926							
3.Other Financial Non-current Assets								
Tur-kecom Teknoloji Hizmetleri A.Ş. (***)	119,645	8.46	(*)	(*)	(*)	(*)	(*)	-
Teknopark A.Ş.	7,500	6.00	(*)	(*)	(*)	(*)	(*)	-
Interbrew Efes Brewery SA (**)	381	0.01	ROL (315,114,400)	ROL (315,114,400)	31.12.1999	Not Prepared	Not Audited	-
	127,526							
Total	97,486,490							

	June 30, 2000							
			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Participations:								
Efes Sınai	10,286,390	51.87	1,092,027	813,018	31.03.2000	Prepared	Not Audited	-
Efes Pazarlama	7,294,801	85.00	(2,922,923)	(2,922,923)	31.12.1999	Not Prepared	Not Audited	-
Tarbes	1,140,964	99.75	(55,819)	(55,819)	31.12.1999	Prepared	Not Audited	-
Efes International	18,751,479	99.80	NLG (3,928,931)	NLG (3,928,931)	31.12.1999	Not Prepared	Not Audited	-
Efes Technic Consultancy Limited (****)	5,570	90.49	(*)	(*)	(*)	(*)	(*)	-
Cypex	91,350	90.00	47,928	31,427	31.12.1999	Not Prepared	Not Audited	-
	37,570,554							
2. Subsidiaries:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	2,166,271	1,475,404	31.12.1999	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	9,214,277	5,963,665	31.12.1999	Not Prepared	Not Audited	-
Romanian Efes Brewery SA (Romanian Efes)	1,147	15.05	ROL (315,114,400)	ROL (315,114,400)	31.12.1999	Not Prepared	Not Audited	-
Alternatifbank	11,452,260	23.00	10,080,528	6,280,528	31.03.2000	Prepared	Not Audited	-
	37,608,623							
3. Other Financial Non-current Assets								
Teknopark A.Ş	3,000	6,00	(*)	(*)	(*)	(*)	(*)	-
	3,000							
Total	75,182,177							

(*) *The financial statements of this company is not available.*

(**) *Romanian Efes Brewery SA (Romanian Efes) has amended its title to Interbrew Efes Brewery SA during the period. In 2001, the Company has sold some of the shares of this participation.*

(***) *The Company decided to participate in Turkecom Teknoloji Hizmetleri A.Ş. with USD 500,000 amounting TL340,515 (8.46%) with the BOD meeting dated November 13, 2000. Furthermore, with the BOD meeting dated February 9, 2001, it has also decided to purchase the shares of Turcecom Teknoloji Hizmetleri A.Ş. amounting TL423.1 from the founders and to give the authorization of signature to the competents of the Company in order to have the agreements related with the transfer of the shares signed.*

(****) *The shares of Efes Technic Consultancy Limited which are included in the assets of the Company, are written-off from the assets and recorded as disallowables due to the liquidation of this company.*

(27) FREE SHARES OBTAINED FROM THE PARTICIPATIONS AND SUBSIDIARIES DUE TO CAPITAL INCREASES BY INTERNAL SOURCES :

The summary of the free shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 – June 30, 2001 is as follows:

	Revaluation Surplus from Tangible Fixed Assets	Revaluation Surplus from Participation	Extra-Ordinary Reserves	Net Income of Year 2000	Total
Free shares obtained from Alternatifbank	1,031,595	866,252	460,387	2,268,216	4,626,450

(28) REAL RIGHTS ON THE TANGIBLE ASSETS AND THEIR AMOUNTS:

None.

(29) REVALUATION AMOUNTS ON NON-CURRENT ASSETS MADE IN THE LAST THREE YEARS :

As of June 30, 2001 and 2000, revaluation increases in the cost and accumulated depreciation of non-current assets are as follows:

	June 30, 2001 (%37.9)	December 31, 2000 (%56)	June 30, 2000 (%29.2)	December 31, 1999 (%52.1)
Increase in carrying amount	32,046,537	28,041,605	14,827,816	8,255,047
Increase in accumulated depreciation	(13,161,172)	(10,453,566)	(5,562,581)	(3,321,144)
Revaluation Fund	18,885,365	17,588,039	9,265,235	4,933,903

(30) THE FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES WITH EXCHANGE RATE EXPOSURE AND THEIR TRANSLATION RATES:

As of June 30, 2001 and 2000 foreign currency denominated assets and liabilities are as follows:

		June 30				
		2001			2000	
Assets:		Foreign Currency	TL Equivalent		Foreign Currency	TL Equivalent
a) Banks	USD	1,158,151	1,449,885	USD	726,869	449,607
	DEM	1,401,482	761,429	DEM	806,652	243,046
	GBP	11,351	19,986	GBP	64,529	60,530
	EUR	156,124	166,015	EUR	605,017	356,783
	CHF	5	3	CHF	17,600	6,644
				ATS	350,000	14,977
			2,397,318			1,131,587
b) Customers(**)						
	USD	854,308	1,070,254	USD	7,239,863	4,481,366
	DEM	1,149,731	625,090	DEM	1,406,736	424,149
	GBP	190,454	335,569	FRF	13,800	1,241
	EUR	748,995	796,446	GBP	110,654	103,869
				EUR	415,394	244,960
			2,827,359			5,255,585
c) Due from Shareholders	USD	3,003,125	3,762,234	-	-	-
d) Receivable from Subsidiaries (short and long term)	USD(*)	9,400,000	11,776,066	USD	10,000,000	6,219,700
e) Advances for Fixed Assets	USD	338,447	423,997	DEM	146,966	44,311
Liabilities:						
a) Short Term Bank Borrowings	USD	6,000,000	7,552,890	USD	18,500,000	11,506,445
	EUR	4,300,000	4,594,473	EUR	8,542,445	5,061,834
			12,147,363			16,568,279
b) Current Portion and Interest of Long Term Bank Borrowings	USD	47,500,000	59,793,713	USD	35,643,542	22,169,214
	EUR	4,350,000	4,647,897			-
			64,441,610			22,169,214
c) Suppliers	USD	4,380,529	5,514,276	USD	1,283,439	798,260
	DEM	288,066	157,372	DEM	764,701	231,679
	EUR	13,866	14,816		-	-
	NLG	45,520	22,071		-	-
	GBP	6,278	11,119		-	-
			5,719,654			1,029,939
d) Long Term Bank Borrowings	USD	33,770,825	42,511,221	USD	52,770,825	32,821,870
	EUR	20,000,000	21,369,640		-	-
			63,880,861			32,821,870
e) Other Accrued expenses and liabilities	USD	3,067,557	3,861,487	USD	3,720,768	2,314,209
	EUR	1,451,213	1,550,595	EUR	5,778	34,228
			5,412,082			2,348,437

(*) As of June 30, 2000 the Company has transferred USD 10,000,000 of the long-term loan taken from JP Morgan Securities Inc. amounting to USD 50,000,000 to its participation to Efes Pazarlama. The remaining balance of the loan transferred to Ef-Pa is USD 6,000,000 as of June 30, 2001. Since the Company's related portion of the loan that is valued at the foreign currency selling rates of Central Bank of Turkey, the related receivable is valued at the foreign currency selling rates of Central Bank of Turkey. However, the Company has not continued to this application in 2001.

(**) As stated in Note 10, the Receivable of the Company, among other group companies, which are USD 1,528,817 and DEM 22,792 as of July 30, 2001, is appraised at exchange rate at the end of periods determined for related countries, since the amounts that cannot be collected within the period for bringing the exports gains into the country are credited to the Price Stabilisation Support Fund in accordance with the Exchange Legislation corresponding to TL,734,515. Furthermore, the receivable from third parties is TL122,686 for receivables corresponding to USD 324,271 and DEM 48,850. the figures in question are not listed in the table above.

(31) AMOUNTS OF THE GUARANTEES, COMMITMENTS, COLLATERALS, ADVANCES AND TYPES OF SECURITIES GIVEN ON BEHALF OF THE SHAREHOLDERS AND RELATED PARTIES :

As of June 30, 2001 the amount of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries is TL15,033,276 (June 30, 2000 - TL8,297,820). Furthermore, the Company has 870 million share certificates of Efes Sınai given as a guarantee for the investment loan taken by ZAO Moscow Efes Brewery, indirect participation of the Company.

(32) AVERAGE NUMBER OF PERSONNEL BY CATEGORIES DURING THE PERIOD:

The average number of personnel worked during the periods ended June 30, 2001 and 2000 were as follows:

	June 30	
	2001	2000
Salaried	492	610
Waged	769	615
	1,261	1,225

(33) OTHER ISSUES THAT HAVE A SIGNIFICANT EFFECT ON THE FINANCIAL STATEMENTS OR ARE REQUIRED FOR CLARITY, INTERPRETATION AND UNDERSTANDING OF THE FINANCIAL STATEMENTS :

(a) The net income of the merged companies (Ege Biracılık, Güney Biracılık and Anadolu Biracılık) until the date of merger, amounts to TL9,375,215 (as referred to Note 18 to statements of income) is included in the "retained earnings" caption in the accompanying balance sheet. The breakdown of the net income is as follows:

Ege Biracılık	5,821,969
Güney Biracılık	1,829,622
Anadolu Biracılık	1,723,624

The tax accrual, amounting to TL2,679,333 included in reserves for liabilities and expenses in the balance sheet, is the tax accrual related to the income of Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the period January 1 – June 20, 2000.

(b) As of June 30, 2001, "Revaluation Surplus from Non-current Assets" and "Surplus from Non-current Financial Assets" accounts in Shareholders' Equity include TL42,173,647 (including TL18,885,365 revaluation surplus of current year non-current assets) and TL7,184,180 respectively, that are banned to be added to share capital according to tax legislation.

(c) The revenue from "Intermediary export" amounting to TL321,466 is included in net sales of the income statement for the year 2001. Related with these exports, the amount of TL320,093 is included in the cost of sales. Furthermore, expenses amounting to TL1,373, related with these exports, is included in the selling and distributing expenses.

(d) Since February 2001, Turkey has been experiencing reduced economic activity and high volatility in foreign currency exchange rates, money and capital markets. In May 2001, a program has been established which includes various regulatory changes to create a will-developed business and regulatory infrastructure that would generally exist in more developed markets. As of the date of the preparation of the accompanying financial statements, the volatility and uncertainties in the markets are continuing.

(34) ADDITIONAL NOTE FOR CONVENIENCE TRANSLATION TO ENGLISH:

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Accounting Standards (IAS) and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IAS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IAS.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) THE COMPOSITION/ALLOCATION OF DEPRECIATION AND AMORTIZATION FOR THE PERIOD :

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant for the interim accounting period ended June 30, 2001 and 2000 are as follows:

	2001		2000	
a) Depreciation charges		6,914,497		2,708,964
i) Normal depreciation, amortization and depletion charges	5,360,299		2,005,697	
ii) Depreciation charge resulting from revaluation	1,554,198		703,267	
b) Amortization charges		4,031		6,630
		6,918,528		2,715,594

(2) THE COMPOSITION/ALLOCATION OF PROVISIONS FOR THE PERIOD:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended June 30, 2001 and 2000 are as follows:

	2001	2000
Provision for retirement pay	1,349,359	481,611
Provision for tax and interest charges	4,572,425	-
Current period discount expenses	-	26,205
Provision for interest expense	5,415,418	884,071
Provision for expense accruals	528,384	177,577
Other	499,258	212,431
	12,364,844	1,781,895

(3) FINANCIAL EXPENSES IN THE PERIOD:

The details of the financial expenses are as follows:

	2001	2000
Included in the carrying value of tangible non-current assets	-	-
Directly expensed	74,474,514	9,585,668
	74,474,514	9,585,668

(4) FINANCIAL EXPENSES CHARGED BY SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY :

	2001	2000
Anadolu Endüstri	-	539,085
Çelik Motor Ticaret A.Ş	-	57,686
	-	596,771

(5) SALES / PURCHASES MADE TO/ FROM SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS(THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

The details of sales/ purchases made to / from shareholders, subsidiaries and participations as of the periods ended June 30, 2001 and 2000 is as follows:

a) Sales:	2001	2000
Shareholders		
Ege Biracılık (*)	-	379,021
Güney Biracılık (*)	-	194,880
	-	573,901
Subsidiaries		
Efes Pazarlama	140,390,955	38,376,945
b) Purchases of Raw Materials and Services (cost of production and operating expenses) :		
Shareholders		
Ege Biracılık (*)	-	959,830
Güney Biracılık (*)	-	44,479
Anadolu Biracılık (*)	-	2,249,675
Anadolu Endüstri	2,063,600	344
	2,063,600	3,254,328
Subsidiaries		
Tarbes	2,713,381	526,208
Efes Pazarlama	91,866	92,463
	2,805,247	618,671

	2001	2000
Related parties		
Oyex Handels GmbH	64,756	-
Efes Sınai	18,205	-
	82,961	-

(*) The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(6) INTEREST, RENT AND OTHERS PAID TO AND RECEIVED FROM SHAREHOLDERS, SUBSIDIARIES ANS PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

For the periods ended June 30, 2001 and 2000, interest and rents paid to and received from shareholders, subsidiaries and participations are as follows:

	2001	2000
a) Rent income (included in income and gain from other operations):		
Efes Sınai	2,739	-
Anadolu Endüstri	2,640	310
Alternatifbank	20,818	518
Ege Biracılık (*)	-	347
Efes Pazarlama	153,736	20,619
Anadolu Biracılık (*)	-	1,594
Tarbes	800	-
Other	1,725	-
	182,458	23,388
b) Foreign currency gains, interest and other income(included in income and gain from other operations):		
Anadolu Biracılık (*)	-	32,324
Ege Biracılık (*)	-	223,813
Güney Biracılık (*)	-	40,038
Anadolu Endüstri	2,523,752	1,050,141
Alternatifbank	-	5,551
Tarbes	143,027	75,932
Efes Pazarlama	196,308	-
Efes Sınai	135,725	-
Diğer	237	-
	2,999,049	1,427,799

c) Dividend income from participations:	2001	2000
Anadolu Biracılık (*) (**)	-	162,905
Coca Cola İçecek Üretim A.Ş.	1,340,342	304,620
Coca Cola Satış Dağıtım A.Ş.	709,970	1,071,659
Alternatifbank	2,268,215	2,265,975
	4,318,527	3,805,159
d) Dividend income from subsidiaries		
Cypex	20,000	1,764
e) Rent expense		
Efes Pazarlama	13,520	-
Güney Biracılık(*)	-	517
Çelik Motor Ticaret A.Ş.	81,148	-
Diğer	3,651	-
	98,319	517

(*) *The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.*

(**) *The dividend income amounting to TL162,905 is the amount of dividend that Anadolu Biracılık has given to the Company before merge.*

(7) SALARIES AND BENEFITS PROVIDED TO BOARD OF DIRECTORS, GENERAL MANAGER, DEPUTY GENERAL MANAGER AND OTHER MEMBERS OF TOP MANAGEMENT :

For the period ended June 30, 2001 and 2000 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL263,105 and TL168,854, respectively.

(8) DEPRECIATION METHODS AND THE EFFECT OF CHANGES IN DEPRECIATION METHODS AS INCREASE (+) OR DECREASE (-) IN CURRENT YEAR DEPRECIATION EXPENSE :

Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between these periods.

(9) INVENTORY COSTING SYSTEMS AND METHODS:

The costing is made using the process costing system, and the inventory costing method is moving weighted average for all inventory items (except advances). Advances given are carried at book value.

(10) REASONS FOR NOT PERFORMING FULL OR PARTIAL PHYSICAL INVENTORY COUNT, IF ANY :

No physical inventory count has been performed as of June 30, 2001 and 2000 as these dates are mid-terms.

(11) SEPARATE TOTALS OF SALES OF SCRAP, BY PRODUCTS AND SERVICE SALES INCLUDED IN DOMESTIC AND EXPORT SALES THAT EXCEED 20% OF GROSS SALES :

As of June 30, 2001 and 2000, TL145,783,190 and 44,380,336 of the gross sales comprises of sales of goods respectively, which amounts to approximately 99% of the gross sales.

(12) SALES INCENTIVES AND SUBVENTIONS OF THE COMPANY, IF ANY :

None.

(13) EXPLANATORY NOTE ABOUT PRIOR PERIOD GAINS / INCOME AND LOSSES/ EXPENSES :

As of June 30, 2001, the prior period losses/expenses are TL1,882 (June 30, 2000 – TL2,104). As of June 30, 2001 there is no prior period gain/income (June 30, 2000 – TL1,071).

(14) THE AMOUNTS AND PERCENTAGES OF NET INCOME PER SHARE AND DIVIDEND PER SHARE (IN FULL TL) :

Since the Company realized loss for the periods June 30, 2001 the Company has no *earning - dividend per share ratio.*

(15) THE CHANGES IN THE PRODUCTION QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN PRODUCTION GROUP SEPERATELY :

The quantities of production that the Company performs for the years ended June 30, 2001 and 2000 are as follows:

		2001	2000	Change (%)
Beer	(Liter)	291,535,306	136,735,218	% 113
Malt	(Tons)	41,950	858	% 4,789
Plastic Materials	(Tons)	-	965	% (100)

(16) THE CHANGES IN THE SALES QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN SALES GROUP SEPERATELY :

The quantities of the sales that the Company performs for the years ended June 30, 2001 and 2000 are as follows:

		2001	2000	Change(%)
Beer	(Liter)	295,235,384	141,128,480	% 109
Malt	(Tons)	3,309	108	% 2,964
Plastic Materials	(Tons)	-	16	% (100)

(17) DETAILS OF THE ACCOUNTS INCLUDED IN THE INCOME STATEMENT THAT EXCEED 20% OF THEIR ACCOUNT GROUPS :

	June 30	
	2001	2000
i) Other Deductions:		
Additional Tax	15,193,437	4,412,487
Civil Defense Fund	11,015,182	3,227,245
Education Sports and Health Services Tax	18,187,332	5,528,170
Pasture Fund	1,861,941	540,746
	46,257,892	13,708,648
ii) Other operating income and gains:		
Foreign exchange gains	13,967,403	360,893
Gain from government bonds and treasury bills	3,967,722	469,580
Other	533,635	391,591
	18,468,760	1,222,064
iii) Other extraordinary income and gains:		
Gain from sale of tangible fixed assets	198,278	41,622
Other	25,944	30,075
	224,222	71,697
iv) Other extraordinary expenses and losses		
Loss from sale of tangible fixed assets	24,043	1,230
Other	19,785	73,342
	43,828	74,572

(18) DETAILED INCOME STATEMENT:

The accompanying balance sheet as of June 30, 2000 includes the results of operations of the companies merged for the first six months period of the year 2000; the statement of income includes the results of operations of Erciyas Biracılık ve Malt Sanayii A.Ş. for January 1 - June 30, 2000 period and the results of operations of Ege Biracılık ve Malt Sanayii A.Ş., Güney Biracılık ve Malt Sanayii A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. for June 21 – June 30, 2000. The results of operations of Ege Biracılık ve Malt Sanayii A.Ş., Güney Biracılık ve Malt Sanayii A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. for the January 1 – June 30, 2000 interim accounting period together with the Company's own results are presented below for information purposes:

A. Gross Sales	96,650,235
1.Domestic Sales	86,611,733
2.Exports	8,444,922
3.Other Sales	1,593,580
B. Deductions from Sales(-)	(29,368,347)
1.Sales Returns(-)	(9,585)
2.Sales Discounts(-)	(84,964)
3. Other Deductions(-)	(29,273,798)
C. Net Sales	67,281,888
D. Cost of Sales (-)	(39,059,813)
GROSS PROFIT (LOSS)	28,222,075
E. Operating Expenses (-)	(11,960,542)
1. Research & Development Expenses (-)	(110,387)
2. Marketing, Selling & Distrib. Expenses (-)	(2,141,819)
3. General Administrative Expenses (-)	(9,708,436)
OPERATING PROFIT (LOSS)	16,261,533
F. Income and Profit From Other Operations	11,799,260
1. Dividends from Participations	9,032,166
2. Dividends from Subsidiaries	25,765
3. Interest and Other Dividend Income	1,410,030
4.Other Operating Income	1,331,299
G. Expenses and Losses from Other Operations	(2,121,594)
H. Financial Expenses (-)	(13,631,714)
1. Short Term Financial Expenses (-)	(9,176,334)
2. Long Term Financial Expenses (-)	(4,455,380)
INCOME BEFORE EXTRAORDINARY ITEMS AND TAX	12,307,485
I. Extraordinary Income & Profit	114,696
1. Reversal of Provisions	-
2. Prior Year Income and Profit	2,323
3. Other Extraordinary Expenses/Losses	112,373
J. Extraordinary Expenses Losses	(236,871)
1. Idle Division Expenses and Losses (-)	(103,964)
2. Prior Year Expenses and Losses (-)	(1,952)
3. Other Extraordinary Exp. And Losses (-)	(130,955)
LOSS BEFORE TAX	12,185,310
K. Tax and Other Legal Liabilities (-)	(2,679,333)
NET INCOME / (LOSS) AFTER TAX	9,505,977

The income statement stated above includes the depreciation expense amounting to TL4,149,425 and retirement pay liability expense amounting to TL1,243,054

Net sales amounting to TL67,281,890 and cost of sales amounting to TL39,059,813 include the net sales revenue and related cost of sales (being same amounts) of TL4,433,746 of export for which the Company acted as intermediary.

Sales and purchase transactions (including services) within the companies that merged are eliminated in the statement of income stated above. The dividend income received / given before the merger amounting to TL378,368 is included in other operational income / gain.

The production and sales quantities for the first six months of 2000 are as follows:

	June 30, 2000	
	Production	Sales
Beer (Liter)	295,039,132	297,133,079
Malt (Tons)	45,524	593
Plastic Materials (Tons)	965	16

02 FEB 12 AM 8:52

DOCUMENT 6

Interim Financial Information

for the periods January 1 – September 30, 2001 and 2000

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET (in millions of TL)		30.09.2001	30.09.2000
I . CURRENT ASSETS		**128.697.464**	**64.464.203**
A.	**Liquid Assets**	**12.856.747**	**2.336.993**
1.	Cash	2.354	12.178
2.	Banks	12.854.309	2.324.667
3.	Other Liquid Assets	84	148
B.	**Marketable Securities**	**187.580**	**211.543**
1.	Equities	0	0
2.	Private Sector Bonds Notes & Bills	0	0
3.	Public Sector Bonds Notes & Bills	0	0
4.	Other Marketable Securities	187.580	211.543
5.	Reserve for Decrease in Value of Marketable Securities	0	0
C.	***Short Term Trade Receivables***	***56.245.306***	**38.625.091**
1.	Customers	55.809.065	38.461.613
2.	Notes Receivables	444.787	160.282
3.	Deposits & Guarantees	401	734
4.	Other Short Term Trade Receivables	575.157	330.106
5.	Discount on Trade Receivables (-)	(13.915)	(4.009)
6.	Allowance for Doubtful Receivables (-)	(570.189)	(323.635)
D.	**Other Short Term Receivables**	**20.794.372**	**7.607.250**
1.	Receivables From Shareholders	7.788.355	4.678.129
2.	Receivables From Participations	6.833.997	98.551
3.	Receivables From Subsidiaries	6.074.664	2.676.384
4.	Other Short Term Receivables	97.356	154.186
5.	Discount on Trade Receivables (-)	0	0
6.	Allowance for Doubtful Receivables (-)	0	0
E.	**Inventories**	**34.806.258**	**15.148.023**
1.	Raw Materials & Consumables	19.505.644	7.703.098
2.	Work in Process	4.154.824	2.478.408
3.	By-Products	4.661.435	869.978
4.	Finished Goods	4.006.176	2.749.344
5.	Merchandise	160.942	85.598
6.	Other Inventories	1.951.914	1.125.623
7.	Allowance for Decline in the Value of Inventory (-)	0	0
8.	Advances Given to the Suppliers	365.323	135.974
F.	**Other Current Assets**	**3.807.201**	**535.303**
II. LONG TERM ASSETS		**228.472.098**	**134.053.742**
A.	**Long Term Trade Receivables**	**6.517.780**	**5.872.828**
1.	Customers	6.287.715	5.650.054
2.	Notes Receivables	0	0
3.	Deposits & Guarantees	230.065	5.414
4.	Other Long Term Trade Receivables	0	217.360
5.	Allowance for Doubtful Receivables (-)	0	0
6.	Provision for Doubtful Receivables (-)	0	0
B.	**Other Long Term Receivables**	**3.037.332**	**4.014.576**
1.	Receivables From Shareholders	0	0
2.	Receivables From Participations	0	0
3.	Receivables From Subsidiaries	3.037.332	4.014.576
4.	Other Long Term Receivables	0	0
5.	Discount on Trade Receivables (-)	0	0
6.	Allowance for Doubtful Receivables (-)	0	0
C.	**Long Term Financial Assets**	**137.334.175**	**75.182.177**
1.	Long-term Marketable Securities	0	0
2.	Allowance for Decline in the Value of Marketable Securities (-)	0	0
3.	Participations	42.233.926	37.608.623
4.	Capital Commit. To Participations (-)	0	0
5.	Allowance for Participation (-)	0	0
6.	Subsidiaries	94.904.535	37.570.554
7.	Capital Comm. To Subsidiaries. (-)	0	0
8.	Allowance for Subsidiaries (-)	0	0
9.	Other Long Term Financial Assets	195.714	3.000
D.	***Tangible Fixed Assets***	***79.183.104***	***46.878.760***
1.	Land	215.766	176.166
2.	Land Improvements	5.195.250	2.913.776
3.	Buildings	54.823.621	30.062.432
4.	Machinery Plant & Equipment	85.077.791	58.853.239
5.	Vehicles	807.153	742.994
6.	Furnitures & Fixtures	31.916.376	15.192.849
7.	Other Tangible Fixed Assets	0	0
8.	Accumulated Depreciation (-)	(102.805.723)	(63.165.356)
9.	Construction-in-progress	3.656.124	807.472
10.	Advances Given	296.746	1.295.188
E.	**Intangible Fixed Assets**	**391.395**	**156.124**
1.	Foundation & Organisation Assets	0	0
2.	Rights	107.273	16.785
3.	Capitalized Expenses of R&D	0	0
4.	Other Intangible Fixed Assets	17.674	16.615
5.	Advances Given	266.448	122.724
F.	**Other Long Term Assets**	**2.008.312**	**1.949.277**
TOTAL ASSETS		**357.169.562**	**198.517.945**

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET (in millions of TL)	30.09.2001	30.09.2000
I. SHORT TERM LIABILITIES	**201.523.004**	**53.467.688**
A. Financial Liabilities	**134.616.404**	**19.115.317**
1. Bank Loans	15.154.185	715.177
2. Current Portion & Interest of Long-term Borrowings	119.462.219	18.400.140
3. Current Portion & Interest of Long-term Bonds	0	0
4. Notes & Commercial Bills	0	0
5. Other Financial Loans	0	0
B. Trade Payables	**33.122.435**	**17.158.322**
1. Suppliers	17.655.808	9.749.174
2. Notes Payable	0	0
3. Deposits & Guarantees Received	15.348.712	7.401.001
4. Other Trade Payables	117.915	8.147
5. Discount on Payables (-)	0	0
C. Other Short Term Payables	**19.942.612**	**14.328.897**
1. Payables to Shareholders	42.941	30.948
2. Payables to Participations	0	0
3. Payables for Subsidiaries	0	0
4. Accrued Expenses	0	233.117
5. Taxes Duties & Other Witholdings Payable	19.536.620	14.019.871
6. Deferred Loans & Installments Payable to the State	0	4.519
7. Other Short Term Payables	363.051	40.442
8. Discount on Payables (-)	0	0
D. Advances Received	**0**	**0**
E. Reserves for Liabilities and Expenses	**13.841.553**	**2.865.152**
1. Reserves for Taxes	0	379.690
2. Reserves for Other Liabilities & Expenses	13.841.553	2.485.462
II. LONG TERM LIABILITIES	**50.756.889**	**54.576.978**
A. Financial Liabilities	**34.723.660**	**41.620.785**
1. Bank Loans	34.723.660	41.620.785
2. Bonds Issued	0	0
3. Other Debt Instruments Issued	0	0
4. Other Financial Liabilities	0	0
B. Trade Payables	**1.963.634**	**1.931.611**
1. Suppliers	1.963.634	1.931.611
2. Notes Payable	0	0
3. Deposits & Guarantees Received	0	0
4. Other Trade Payables	0	0
5. Discount on Payables (-)	0	0
C. Other Long Term Payables (-)	**6.306.516**	**5.669.483**
1. Payables to Shareholders	0	0
2. Payables to Participations	0	0
3. Payables to Subsidiaries	0	0
4. Deferred Liabilities	18.801	12.196
5. Other Long Term Liabilities	6.287.715	5.657.287
6. Rediscount on Payables (-)	0	0
D. Advances Received	**0**	**0**
E. Reserves for Liabilities and Expenses	**7.763.079**	**5.355.099**
1. Reserves for Employee Termination Benefits	7.763.079	5.355.099
2. Reserves for Other Liabilities and Expenses	0	0
III. SHAREHOLDERS EQUITY	**104.889.669**	**90.452.221**
A. Share Capital	**50.167.475**	**25.083.737**
B. Share Capital Commitments (-)	**0**	**0**
C. Premium on Issue of Shares	**0**	**4.553**
D. Revaluation Surplus	**58.114.740**	**45.142.785**
1. Revaluation Surplus from Tangible Assets	50.930.565	35.493.307
2. Revaluations Surplus from Participations	7.184.175	9.649.478
3. Revaluations Surplus from Stock Exchange	0	0
E. Reserves	**13.946.249**	**19.994.037**
1. Legal Reserves	3.746.750	2.826.083
2. Statutory Reserves	0	0
3. Special Reserves	0	0
4. Extraordinary Reserves	10.168.572	7.592.284
5. Cost Increment Fund	30.927	200.455
6. Gain on Sales of Share Certificates of Participations & Fixed Assets To be Added to Share Capital	0	0
7. Unappropriated Income	0	9.375.215
F. Current Year Income	**0**	**15.717.853**
G. Current Year Loss (-)	(17.338.795)	**0**
H. Accumulated Losses (-)	**0**	**(15.490.744)**
1. 1st Year's Loss	0	(3.948.765)
2. 2nd Year's Loss	0	(11.541.979)
TOTAL LIABILITIES	**357.169.562**	**198.496.887**

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED INCOME STATEMENT (in millions of TLI)	30.09.2001	30.09.2000
A. GROSS SALES	**269.415.698**	**124.003.305**
1. Domestic Sales	251.509.537	116.600.738
2. Exports	12.830.661	5.673.667
3. Other Sales	5.075.500	1.728.900
B. DEDUCTIONS FROM SALES (-)	**(83.609.551)**	**(39.266.661)**
1. Sales Returns (-)	(48.912)	(168.656)
2. Sales Discounts (-)	(197.403)	(139.896)
3. Other Deductions (-)	(83.363.236)	(38.958.109)
C. NET SALES	**185.806.147**	**84.736.644**
D. COST OF SALES (-)	**(92.001.086)**	**(46.327.789)**
GROSS PROFIT (LOSS)	93.805.061	38.408.855
E. OPERATING EXPENSES (-)	**(29.000.579)**	**(11.577.048)**
1. Research & Development Expenses (-)	(125.536)	(81.655)
2. Marketing Selling & Distrib. Exp. (-)	(11.325.564)	(4.317.632)
3. General Administrative Expenses (-)	(17.549.479)	(7.177.761)
OPERATING PROFIT (LOSS)	64.804.482	26.831.807
F. INCOME & PROFIT FROM OTHER OPERATIONS	**45.861.685**	**7.602.729**
1. Dividends from Participations	4.318.527	3.806.923
2. Dividends from Subsidiaries	96.608	0
3. Interest & Other Dividend Income	10.625.916	1.972.695
4. Other Operating Income & Gains	30.820.634	1.823.111
G. EXPENSES & LOSSES FROM OTHER OPERATIONS (-)	**(12.773.050)**	**(1.974.189)**
H. FINANCIAL EXPENSES (-)	**(115.332.159)**	**(16.102.517)**
1. Short Term Financial Expenses (-)	(66.290.628)	(8.916.534)
2. Long Term Financial Expenses (-)	(49.041.531)	(7.185.983)
LOSS BEFORE EXTRAORDINARY ITEMS & TAX	(17.439.042)	16.357.830
I. EXTRAORDINARY INCOME & PROFIT	**331.331**	**105.379**
1. Reversal of Provisions	0	0
2. Prior Year Income & Profit	0	2.105
3. Other Extraordinary Income & Profit	331.331	103.274
J. EXTRAORDINARY EXPENSES & LOSSES (-)	**(231.084)**	**(365.666)**
1. Idle Division Expenses & Losses (-)	(172.491)	(72.004)
2. Prior Year Expenses & Losses (-)	(2.484)	(1.485)
3. Other Extraordinary Exp. & Losses (-)	(56.109)	(292.177)
LOSS BEFORE TAX	(17.338.795)	16.097.543
K. TAX & OTHER LEGAL LIABILITIES (-)	**0**	**(379.690)**
NET LOSS AFTER TAX	(17.338.795)	15.717.853

The accompanying notes are an integral part of these balance sheets.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

NOTES TO THE BALANCE SHEETS AS OF SEPTEMBER, 2001

1- Company's Activities: Production and selling of beer and plastic materials

2- Shareholders With Shareholdings Equal Or Higher Than 10% :

Shareholders	Amount	Percentage
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayi ve Ticaret A.Ş. (Yazıcılar Otomotiv)	14.643.732	%29,19
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	4.360.925	%8,69
Özilhan A.Ş.	8.544.925	%17,03
Other	22.617.893	%45,09
	50.167.475	%100,00

3- There are no priviliges of share certificates representing the share capital.

4- Registered Share Capital Ceiling:

The registered share capital ceiling is TL.200.000.000

5- Share Capital Increases Realized in the Period and Sources: None

6- Marketable Securities Other than Share Certificates Issued in the Period: None

7- Marketable Securities (Borrowing) Redeemed in Current Period: None

8- Movement of Fixed Assets During the Current Period:

a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given) : **9.714.195**

b) Cost of fixed assets sold and scrapped : **1.366.441**

c) Revaluation increase in the current period : **27.709.550**

- Fixed-Asset Cost (+) : **46.919.971**
- Accumulated Depreciation (-) : **19.210.421**

d) Details of the construction in progress as to nature, amount carried at the balance sheet, beginning and ending date and percentage of completion as of September 30, 2001

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion
LÜLEBURGAZ PLANT					
Hauling tank and armature	5.802	170.000	14-May-01	30-Nov-01	%3
Chlorinating unit	7.264	7.264	18-June-01	31-Oct-01	%100
AFYON PLANT					
Armature	4.731	5.000	Sep-01	Oct-01	%95
IZMIR PLANT					
Antalya Plant Project Study	19.347	25.000	20-Jan-95	Indefinite	%77
Waste Water Purification Pool	628.805	1.300.000	01-May-00	31-Oct-01	%48
Hauling tank and armature	88.468	128.731	27-June-01	01-Oct-01	%69
Ferment production premises	234.391	161.892	05-Apr-01	31-Oct-01	%144
ANKARA PLANT					
Co-Generation Facility	2.667.316	2.839.418	31-Oct-00	31-Dec-01	%94
Total:	**3.656.124**	**4.637.305**			

9- Investment Allowances that are used in Current Period and Carried Forward to Next Year: TL. 4.193.607

10- Account Balances with Shareholders and Related Parties:

	Receivables		Payables	
	Trade	Non-Trade	Trade	Non-Trade
1-Shareholders	439	7.788.355**	189.931	43.406
2-Subsideries	49.018.987	15.945.993*	30	-
3-Participations	12.861	-	-	-
Total:	**49.032.287**	**23.734.348**	**189.961**	**43.406**

*The Company has taken a loan on 18.10.1997 from J.P.Morgan Securities Inc. and transferred USD10.000.000 with the same conditions from this loan to its participation Efes Pazarlama A.Ş. respectivly in the first half of 1998.The interest rate of this loan is 9,35% applicable to Efes Pazarlama A.Ş.

As of September30, 2001, USD 4.000.000 of the loan transferred to Efes Pazarlama A.Ş. is paid; USD 4.000.000 of the unpaid portion is included in short terms; USD 2.000.000 is included in long term loan in the accompaniying financial statements.

**The interest rates for the receivables of the Company from Anadolu Endüstri Holding amounting to TL574.691, 4.750.000 USD and the receivables from Efes Breweries International BV amounting to 4.500.000 USD are determined by the daily repurchase agreement rates for TL. and the Company applies rates according to the current market conditions for USD .

(Currency -- Millions of Turkish lira, unless otherwise indicated)

11- Evaluation, Compilation and Depreciation Policies for Inventories and Other Balance Sheet Items; Changes in These and Other Accounting Policies and Their Monetary Effects; Developments that may Affect Going Concern and Periodicity Assumptions:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is the moving average for all inventory items. Tangible fixed assets, excluding buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line method.

12- Subsequent events as of the balance sheet date that has to be disclosed due to the 1st attachment of the communique:

The retirement pay ceiling has been increased to TL884,8 effective October 14,2001

13- Litigation claims and other contingent losses and gains that has to be disclosed due to the 2nd attachment of the communique:

	Starting Date	Ending Date	Number	Investment Allowance Percentage %	Customs Exemption Percentage %	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
ANKARA PLANT.	31-Nov-00	30-Jun-02	65177	%100	%100	2.839.417	2.664.926
	06-Jul-00	05-Jul-02	63800	%100		4.889.170	199.976
LÜLEBURGAZ PLANT	10-Nov-00	10-Nov-02	64981	%100	%100	550.492	374.066
ADANA PLANT	15-Dec-97	15-Dec-01	53801/A	%100	%100	5.388.599	183.912
İSTANBUL PLANT	24-Jan-01	24-Jan-04	65696	%40	%100	1.166.272	134.326
	22-Mar-01	31-Dec-03	65861	%40	%0	2.982.000	565.964
İZMİR PLANT	12-Apr-00	31-Dec-01	62518	%100	%100	3.316.694	2.758.800
CUMRA PLANT	19-Jun-00	19-Jun-01	63696	%100		166.129	85.334
AFYON PLANT	6-Aug-01	31-Dec-03	66608	%60	%100	875.000	4.329

14- Changes in accounting estimates that have a material effect on gross profit percentages and their monetary effects: None.

15- Mortgages and other collaterals on assets:

As of September 30,2001 there are TL. 11.144.177 mortgages on assets.

16- Insurance coverage on assets:

Insurance coverage for inventories and tangible fixed assets as of September 30, 2001 is TL. 926.921.568

17- Mortgages and other collaterals obtained for receivables:

The total amount of the mortgages and collaterals obtained from the customers and vendors for recevables is TL. 3.189.161.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

18- As of September 30, 2001, the total amount of off-balance sheet commitments of the Company: TL1,510,675.
The letters of guarantee and surety given to banks, customs offices and supliers amounts to TL2.178.032 as of September 30,2001
Furtermore, the Company has 870 million share certificates of Efes Sınai given as a guarantee for the EBRD investment loan taken by ZAO Moscow Efes Brewery, indirect participation of the Company

19- Blocked deposits in banks:

As of September30, 2001 Blocked deposits in banks is TL27.

20- Information on market value of long-term financial assets that are carried at cost in balance sheet and cost value of long-term financial assets that are carried at market value:
Participations that are traded in Istanbul Stock Exchange Market (ISEM) are stated at the acquisition costs. The carrying value of such participations and their market values which have been determined according to the average of the weighted average prices in the last five working days of ISEM prior to September 30, 2001 are as follows:

Participation Name	Book Value	Number of Shares	Weighted Avg. Market Price / Share (in full TL)	Total Market Value of Owned Shares
Alternatifbank A.Ş.	16.078.710	14.907.450.000	297	4.427.513
Efes Sınai Yatırım Holding A.Ş.	15.639.233	13.849.752.707	1404	19.445.053
Total	**31.717.943**			**23.872.566**

21- Marketable securities issued by shareholders, participations and related parties of the Company that are included in the marketable securities and non-currents marketable securities accounts:
Marketable securities include of Anadolu Group A type Investment Fund Certificates issued by the Company's participation Alternatifbank A.Ş. amounting to TL. 187.580 with the nominal value of TL.100.000.

22- Description and amount of balance sheet items stated as "Others" that exceed 20% of the group total of its included or 5% of total Assets in the financial statements:

Reserves for Liabilities and Expenses	
Reserve for Tax and Interest	4.572.425
Interest expense accruals	7.947.625
Production expense (Water, electricity etc.) accruals	449.711
Other	871.792
	13.841.553

Other Long Term Liabilities	
Deferred VAT	**6.287.715***

* Same amount accounted under "long term receivables from customers" item in Assets

23- Receivables from and payables to personnel that exceed 1% of the total assets in balance sheet and included in "Other Receivables" and "Other Short-Term or Long-Term Liabilities" captions: None

24- Allowances for doubtful receivables that are provided for receivables from shareholders, participations and subsidiaries: None

25- Allowances for doubtful receivables that are due or not yet due: (these amounts are showed as separate totals):

As of September 30,2001 amount of the allowances for doubtfull receivables that are due are TL.570.189. TL413.276 of this allowance consists of valuation of doubtful receivable carried forward from the prior years, amounting to USD270.825. The remaining TL.156.913 is comprised of the allowance for the receivables due to export sales in prior years.

26- Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company, names and shareholding percentages and carrying amounts of these companies included in long-term financial assets account, their net income and loss in the recent financial statements, period of the financial statements, whether financial statements are prepared / not prepared under CMB Standards, audit status of financial statements, result of audit report:

a) **Indirect Participations and Subsidiaries:**

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Cetelem Tüketici Finansman A.Ş.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Invest Holland BV
Efes Karaganda Brewery ISC
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Istanbul Tuzla – Free Trade Zone
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
ZAO Moscow-Efes Brewery

(Currency -- Millions of Turkish lira, unless otherwise indicated)

b) Direct Participations and Subsidiaries:

As of September 30, 2001 the nominal capital share, acquisition cost and participation percentage of the Company in direct participations and other long-term financial assets are as follows:

Subsidiaries	Carrying Amount	Shareholding Percentage %	Date of Financial Statement	Income/Loss Before Taxation	Net Income/Loss	Financial Statements prepared/not prepared under CMB Standards	Audit Status of Financial Statements
Efes Sınai Yatırım Holding A.Ş.	15.639.233	51,87	30.06.2001	-1.233.221	-1.233.221	Prepared	Audited
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	38.376.784	99,99	31.12.2000	840.483	444.267	Not prepared	Not audited
Tarbes Tarım Ürünleri Besicilik San ve TA.Ş.	1.140.965	99,75	31.12.2000	107.212	54.284	Not prepared	Not audited
Efes Breweries International B.V.	39.599.195	99,87	31.12.2000	10.257.000 usd	9.026.000 usd	Not prepared	Audited
Cypex Co.Ltd.	148,358	90,00	31.12.2000	139.518	88.009	Not prepared	Not audited
Subtotal	**94.904.535**						
Participation							
Coca-Cola İçecek Üretim A.Ş..	21.752.763	33,33	31.12.2000	2.426.840	1.932.296	Not prepared	Not audited
Coca-Cola Satış ve Dağıtım A.Ş.	4.402.453	33,31	31.12.2000	2.209.282	1.418.688	Not prepared	Not audited
Alternatifbank A.Ş.	16.078.711	14,91	30.06.2001	747.000	747.000	Prepared	Audited
Subtotal	**42.233.927**						
Other Financial Assets							
Intrerbrew Efes Brewery SA	381	0,01	31.12.99	-315.114.400 ROL	-315.114.400 ROL	Not prepared	Not audited
Teknopark A.Ş*	12.000	6,00	-	-	-	-	-
Tur-kecom*	340.937	8.46	-	-	-	-	-
Total	**137.491.780**						

*The Company has capital commitments comprise of TL.4.500 to Teknopark A.Ş. and TL.153.105 to Tur-kecom.

27- Amount of Free Shares Obtained from the Capital Increases of Participations and Subsidiaries: None.

The free shares obtained from the capital increases rendered from internal sources and subsidiaries in the period January1-September30, 2001 are as follows:

Free Shares	
Alternatifbank A.Ş.	4.626.450
Cypex Co.Ltd.	57.008
TOPAL:	**4.683.458**

28- Real Rights on the Tangible Assets: None

29-Revaluation Increases on Fixed Assets:

Year	**Revaluation Inc.**
1998	1.113.869
1999	4.933.903
2000	17.588.039

(Currency -- Millions of Turkish lira, unless otherwise indicated)

30- The Foreign Currency Denominated Assets and Liabilities with Exchange Rate Exposure and their Translation Rates:

ASSETS:

A)BANKS	Foreign Currency	TL. Equivalent
USD	1.296.044	1.966.885
DEM	1.165.483	826.570
GBP	132.234	294.478
EURO	296.662	411.784
TOTAL		**3.499.717**

B)CUSTOMERS	Foreign Currency	TL. Equivalent
USD	2.138.104	3.247.066
DEM	2.320.574	1.646.920
GBP	197.277	439.633
EURO	642.713	892.125
TOTAL		**6.225.744**

C)ADVANCES FOR FIXED ASSETS

	Foreign Currency	TL. Equivalent
USD	48.447	73.574
TOTAL		**73.574**

D)RECEIVABLES FROM SUBSIDARIES

	Foreign Currency	TL. Equivalent
USD	6.000.000	9.111.996
TOTAL		**9.111.996**

LIABILITIES:

A)SHORT TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	6.000.000	9.155.946
EURO	4.300.000	5.997.451
TOTAL		**15.153.397**

B) CURRENT PORTION AND INTEREST OF LONG TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	61.500.000	93.848.446
EURO	18.350.000	25.593.772

(Currency -- Millions of Turkish lira, unless otherwise indicated)

TOTAL		**119.442.218**

C) SUPPLIERS	Foreign Currency	TL. Equivalent
USD	2.024.979	3.088.671
DEM	127.600	90.995
EURO	96.000	133.897
TOTAL		**3.313.563**

D) LONG TERM BANK BORROWINGS

	Foreign Currency	TL. Equivalent
USD	17.270.825	26.355.124
EURO	6.000.000	8.368.536
TOTAL		**34.723.660**

E)OTHER ACCRUED EXPENSES AND LIABILITIES

	Foreign Currency	TL. Equivalent
USD	3.652.343	5.573.443
EURO	1.700.031	2.371.129
TOTAL		**7.944.572**

31- Amounts of the Guarantees, Commitments, Collaterals, Advances Given on behalf of the Shareholders, Participations and Subsidiaries:

As of September 30, 2001 the Company has 870 million share certificates belonging to Efes Sınai Yatırım Holding A.Ş. given as collateral for the investment loan from the indirect participation Knyaz Rurik ZAO.

32- The Average Number of Personnel by Categories during the Period:

The Average Number of Personnel during the period is 1.143

	30.09.2001
Salaried	391
Waged	752
TOTAL	**1.143**

33- Other Issues that Have a Significant Effect on the Financial Statements or Are Required for Clarity, Interpretation and Understanding of the Financial Statements:

As of September 30, 2001, "Revaluation Surplus from Tangible Assets" and "Revaluation Surplus from Participations" accounts under Shareholders' Equity include TL. 50.930.565 and TL.7.184.175 respectively, that are barred to be added to share capital according to tax legislation.

The revenue from "Intermediary export" amounting to TL2.069.629 is included in net sales of the income statement for the year 200. Related with these exports, the amount of TL2.049.937 is included in the cost of sales. Furthermore, expenses amounting to TL19.69, related with these exports, is included in the selling and distributing expenses.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

NOTES TO THE INCOME STATEMENT :

1- All depreciation and amortisation expenses for the current period : TL12.615.726

a) Depreciation expenses :		**12.589.978**
aa) Normal depreciation expense :	9.180.193	
ab) Depreciation expense resulting from revaluation increment:	3.409.785	
b) Amortisation expenses :		**25.748**

2- Discount and provision expenses for the current period:

	30.09.2001
Provision for retirement pay	2.007.513
Provision for tax and interest charges	4.572.425
Current period discount expenses	13.915
Provision for interest expense	7.947.625
Provision for expense accruals	476.596
Other	844.906
Total:	**15.862.980**

3- All financial expenses for the current period:

	30.09.2001
Included in the carrying value of tangible noncurrent assets	-
Directly Expensed	115.332.159*
Total:	**115.332.159**

*TL105.792.748 of this amount represents the directly expensed foreign currency losses.

4- Financial Expenses Charged by Shareholders, Subsidiaries and Participations: (Amounts exceeding %20 of the total amount will be shown separately): None

5- Sales and purchases made with shareholders, subsidiaries and participations (Amounts exceeding %20 of the total amount will be shown separately) :

a) Sales:	**30.09.2001**
Subsidiary	
Efes Pazarlama	252.953.304

b) Purchases of Raw Materials and Services (cost of production and operating expenses :	**30.09.2001**

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Shareholders	
Anadolu Endüstri Holding A.Ş.	2.947.253
Subsidiaries	
Tarbes Tarım Ürünleri Besicilik San.T.A.Ş.	3.095.179
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	140.670
Efes Sınai Yatırım Holding A.Ş.	30.551
Total:	**6.213.653**

6- Interest, rent and others received from or paid to shareholders, participations and related parties (Amounts exceeding %20 of the total amount will be shown separately):

a) Rent Income (Included in Income and gain from other operations):

Anadolu Endüstri Holding A.Ş.	4.170
Efes Sınai Yatırım Holding A.Ş.	220
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	196.504
Tarbes Tarım Ürünleri Besicilik San.T.A.Ş.	1.400
Alternatifbank A.Ş.	31.018
Total:	**233.312**

b) Foreign Currency Gains, Interest and Other Income (included in income and gain from other operations):

Anadolu Endüstri Holding A.Ş:	3.448.828
Efes Sınai Yatırım Holding A.Ş.	2.183.223
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	271.392
Tarbes Tarım Ürünleri Besicilik San.T.A.Ş.	143.027
Efes Breweries International B.V	151.580
Total:	**6.198.050**

c) Dividend Income from Participations

Coca Cola İçecek Üretim A.Ş.	1.340.343
Coca Cola Satış Dağıtım A.Ş.	709.970
Alternatifbank A.Ş.	2.268.215
Cypex Co.Ltd.	96.608
Total:	**4.415.135**

(Currency -- Millions of Turkish lira, unless otherwise indicated)

d) Rent Expenses

Efes Sınai Yatırım Holding A.Ş.	990
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	20.421
Tarbes Tarım Ürünleri Besicilik San.T.A.Ş.	664
Total:	**22.075**

7- Total salaries and benefits provided to board of directors, general manager, deputy general manager and other members of top management is: TL428.968

8- Depreciation Methods and the Effect of Changes in Depreciation Methods as Increase (+) or Decrease (-) in Current Year Depreciation Expense: None

9- Inventory costing systems (like process costing or order costing) and methods (like monthly weighted average, FIFO, monthly moving average):

The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items

10- Reasons for not performing full or partial physical inventory count, if any:

As of September 30, 2001 no physical inventory count is performed.

11- Separate totals of sales of scrap, by products and service sales included in domestic and export sales that exceed %20 of gross sales:

As of September 30,2001 %97,23 of the gross sales comprise of beer sales.

12 Sales incentives and subventions of the company, if any: None

13- Explanatory note about prior period gains /income and losses / expenses:

As of September 30, 2001 total of prior period losses/expenses are TL2.484

14- Earning per ordinary and privileged shares:

There is no profit for the period

15- The production quantities of the Company during the period ended September 30, 2001 are as follows:

		30.09.2001
Beer	**Liter**	482.883.621
Malt	**Ton**	67.764

(Currency -- Millions of Turkish lira, unless otherwise indicated)

16- The sales quantities of the Company during the period ended September 30, 2001 are as follows:

		30.09.2001
Beer	**Liter**	484.664.245
Malt	**Ton**	3.778

17-Details of the accounts included in the income statement that exceeds 20% of their account groups:

a) Other Deductions	**30.09.2001**
Additional Tax	27.362.583
Civil Defense Fund	19.837.729
Education Sports and Health Services Tax	32.809.666
Pasture Fund	3.353.258
	83.363.236
b) Interest and dividend income:	
Interest gains	8.549.230
Other	2.076.686
	10.625.916
c) Other operating income and gains:	
Foreign exchange gains	22.412.158
Gain from government bonds and treasury bills	7.124.344
Gains from rent and services	1.284.132
	30.820.634
d) Other extraordinary income and gains:	
Insurance compensations	21.369
Gain from sale of tangible fixed assets	290.296
Other	19.666
	331.331

18-Detailed income statement:

The balance sheet of the company as of 30 September 2000, represents the full activity of the merged companies, however the income statement of the company for the 01.01.2000-30.09.2000 includes the operational results of Erciyas Biracılık Malt San. A.Ş. for the full period but includes the operational results of Ege Biracılık Malt San. A.Ş., Güney Biracılık Malt San A.Ş., Anadolu Biracılık Malt San. A.Ş. only for the period 21.06.2000-30.09.2000 (after the merger). The following income statement that is presented with the aim of informing investors, includes the income statement which represents the full-consolidated activity of the Ege Biracılık Malt San. A.Ş., Güney Biracılık Malt San A.Ş., Anadolu Biracılık Malt San. A.Ş. and Erciyas Biracılık San A.Ş

(Currency -- Millions of Turkish lira, unless otherwise indicated)

A. Gross Sales	**175.638.325**
1. Domestic Sales	161.907.113
2. Export Sales	11.043.611
3. Other Sales	2.687.601
B. Sales Deductions (-)	**-54.832.348**
1. Sales Returns (-)	-169.193
2. Sales Discounts (-)	-139.896
3. Other Deductions (-)	-54.523.259
C. Net Sales	**120.805.977**
D. Cost of Sales (-)	**-64.046.727**
GROSS PROFIT / (LOSS)	**56.759.250**
E. Operating Expenses (-)	**-18.753.322**
1. Research and Development Expenses (-)	-160.229
2. Marketing, Selling and Distribution Expenses (-)	-4.794.202
3. General and Administrative Expenses (-)	-13.798.891
BASIC OPERATING PROFIT / (LOSS)	**38.005.928**
F. Incomes and Gains From Other Operations	**13.016.928**
1. Dividend Income From Participations	9.032.166
2. Dividend Income From Subsidiaries	25.765
3. Interest and Other Dividend Income	2.026.654
4. Other Operating Income and Gains	1.932.343
G. Expenses and Losses From Other Operations (-)	**-2.395.009**
H. Financial Expenses (-)	**-20.148.563**
1. Short-Term Borrowing Expenses (-)	-12.653.777
2. Long-Term Borrowing Expenses (-)	-7.494.785
OPERATING PROFIT / (LOSS)	**28.479.284**
I. Extraordinary Income and Gains	**146.274**
1. Reserves No Longer Needed	0
2. Prior Period Income and Gains	2.323
3. Other Extraordinary Income and Gains	143.950
J. Extraordinary Expenses and Losses (-)	**-473.466**
1. Idle Capacity Expenses and Losses (-)	-122.540
2. Prior Period Expenses and Losses (-)	-2.366
3. Other Extraordinary Expenses and Losses (-)	-348.560
INCOME / (LOSS) FOR THE YEAR	**28.152.093**
K. Taxes and Other Legal Obligations To Be Paid (-)	**-3.059.022**
NET INCOME / (LOSS) FOR THE YEAR	**25.093.070**

The income statement stated above includes the depreciation expense amounting to TL7.121.858 and retirement pay liability expense amounting to TL.1.826.935

Net sales amounting to TL120.805.977 and cost of sales amounting to TL64.046.727 include the net sales revenue and related cost of sales (being same amounts) of TL.4.548.924 of export for which the Company acted as intermediary.

Sales and purchase transactions (including services) within the companies that merged are eliminated in the statement of income stated above. The dividend income received/given before the merger amounting to TL.378.368 is included in other operational income/gain.

The production and sales quantities in the first 9 months in the year 2000 are as follows:

		Production	Sales
Beer	**Litter**	503.900.104	500.830.244
Malt	**Ton**	63.204	596
Plastic Materials	**Ton**	3.160	43

Efes Beverage Group 2000

Annual Report


EFES
Pilsen

Efes Beverage Group Overview

Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across the geography of Turkey, Russia, the CIS countries and Southeast Europe.

Efes Beverage Group is the beverage division of Anadolu Endüstri Holding A.Ş. (Anadolu Group), one of Turkey's leading conglomerates. Anadolu Group was founded by the Yazıcı and Özilhan families in the early 1950's and has principal interests in beverage, automotive, finance, writing instruments and office supplies industries. A majority of Anadolu Group companies conduct their businesses through partnerships and joint ventures with a number of worldwide recognized multinational corporations like Coca-Cola, Interbrew, Honda, Isuzu, Itochu, Lombardini, Faber-Castell, Findomestic and Cetelem.

Efes Beverage Group commenced its operations with two domestic breweries in Turkey in 1969. Today, the Group's beer business comprises of a total of 9 breweries, 4 malteries and 1 hop processing facility in 5 countries, coupled with various companies for distribution, licensing and technical support. As of end of the year 2000, total annual brewing capacity of the Group is close to 12 million hectoliters whereas the total malting capacity is around 150,000 tons per annum.

Efes Beverage Group is also active in the soft drinks business. The Group is the largest local shareholder of the Coca-Cola franchise in Turkey that has an annual bottling capacity of 300 million unit cases (1 unit case equals 5.678 liters in the Coca-Cola system). In addition, Efes Beverage Group owns and operates one of the leading carbonated soft drinks system in Central Asia, conducting Coca-Cola bottling, sales and distribution operations in countries like Azerbaijan, Kazakhstan, Kyrgyzstan, Turkmenistan and Tajikistan, with a total bottling capacity of 63 million unit cases.

Total number of employees working in Efes Beverage Group is 4100 as of end of the year 2000.

Efes Beverage Group Annual Report 2000

i n d e x

ANADOLU GROUP

Efes Beverage Group Organisation Structure

Efes Beverage Group
CEO&President
Muhtar Kent

- CFO&Investor Relations Director — Hurşit Zorlu
- Strategy&Business Development President — Ahmet Boyacıoğlu
- Trade&Export Director — Osman Çağlayan
- Marketing Director — Kuthan Erginbilgiç
- Technical Projects Production&Quality Director — Horst Müller
- Human Resources Director — Rukiye Kuneralp

- Turkey Beer General Director — Serdar Bölükbaşı
- Efes Eurasia Beer Operations (Russia/Kazakhstan) General Manager — Semih Maviş
- Efes Romania/Ukraine Beer Operations General Manager — Nicolae T. Constantinescu
- Soft Drinks President — Ronald Jones


SWEDEN
BALTIC SEA
ESTONIA
RUSSIA
LATVIA
LITHVANIA
POLAND
BELARUS
SLOVAKIA
HUNGARY
UKRAINE
ROMANIA
BULGARIA
GREECE
GEORGIA
AZERBAIJAN
TURKEY
UZBEKISTAN
TURKMENISTAN
IRAN
CYPRUS

Leading the Direction: Mission, Objectives and Growth Drivers

Our Mission
Becoming the leading low cost producer and marketer of beverages in the region between the Adriatic and China

Our Objectives
- Developing our major brand "Efes Pilsen/Efes Pilsener" into a leading and preferred international brand
- Becoming a preferred Coca-Cola bottler in the region
- Achieving competitive market share in every market we operate in
- Generating consistent above average return and creating long term sustainable value for our shareholders

Our Growth Drivers
- Emerging markets
- Brand equity
- Economies of scale/Operational synergies
- Organisational competencies and cultural alignment
- Information technology
- Willingness and capacity to invest for growth
- Regional experience to fulfil consumer/customer demand

Our Strategic Imperatives
- Ensuring share of value exceeds share of market
- Diversification through organic growth and prudent investments
- Optimum pricing/cost effectiveness
- Ongoing improvement and alignment of operations
- Few strong brands/harmonised brand portfolio
- Pro-active management/innovative leadership



CHINA
KYRGYZSTAN
Beer
Coca Cola
Beer
Coca Cola



Message from CEO

I am proud and happy to share with you my second review as Chief Executive of the Efes Beverage Group.

At the beginning of 1999, we communicated with all our constituents that our key mission was becoming the leading Beverage Company in the region from the Adriatic to China, by 2005.

The hard and diligent work of all my colleagues in the Group generated achievements, which saw us moving closer to our mission.

Our 2000 IAS results were a sparkling performance by any measure and exceeded our targets.

- **Net Revenue** grew by 19% to US$ 460 mm
- **Cash Operating Profit** was up by 45% to US$ 128 million.
- **Net Income** went from a loss of US$ 12 million to a profit of US$ 79 million

Our Beer Volumes grew by more than 22% to 733 million liters led by our international growth. Again we stated to all our constituents back in 1999 that we have set objectives to create a business outside of Turkey the same size as our Turkish business within 5 years. We have exceeded our target in this respect in 2000.

Our domestic beer business remains as our flagship and 2000 saw our Turkish operations consolidating under one company, Anadolu Efes for the first time. A new and streamlined organization focused on profitable volume growth generated a volume increase of 8% and yet another 1% gain in share of market to reach an all time high of 78%.

We signed a license agreement with **Miller** to brew and market Miller Genuine Draft in Turkey. The new product has launched successfully as a premium brand aimed to attract new beer drinkers.

Our Company sold 1.46 million hectoliters of Efes branded products internationally and with the contribution of other branded sales from Interbrew Efes Brewery, total international beer sales reached 1.76 million hectoliters

Our Cash Operating Profit (COP) margin on the International front grew to 21%. This sparkling performance was led by our **Russian** and **Kazakh** beer operations, which both generated positive COP and EBIT figures.

Turkey Beer Sales Volume-incl.
Turkey originated exports (million hectoliters)


8% increase
5.45
5.87
1999
2000

International Beer Sales Volume
of Efes Brands (million hectoliters)


tripling sales
volumes
0.55
1.76
1999
2000



Our **Russian** brand Stary Melnik became the fifth brand in Moscow in volume amongst more than 50 brands. In terms of share of value it ranked 4th in its second year! Efes Pilsener, brewed in Moscow, also performed better than expectations in 2000.

In **Kazakhstan**, our local brand Karagandinskoe became the 2nd brand overall on a national basis in terms of volume and became the leading brand in terms of share of value. Our volume in Kazakhstan grew by 173% and COP increased to 3.5 million US$.

Our joint venture with Interbrew in **Romania** yielded its significant contribution to our international results and we believe this operation is going to continue to be an important generator of COP and EBIT to **Efes Breweries International** as we move forward.

Additionally, we entered into negotiations with Invesco Asset Management to purchase 51% shares of the OJSC Chernomor Brewery located in **Odessa**, the commercial heart of **Ukraine**. 2001 will be the first year of operations for Efes Ukraine Brewery which will become a subsidiary of Efes Breweries International.

Now let me summarize our **Coca-Cola operations.**

I will firstly review our **Turkish Coca-Cola business.** After the 5% economic contraction in Turkey in 1999, 2000 was also a challenging year. Coca-Cola volume grew only marginally by 1%. Coca-Cola Bottlers of Turkey (CCBT) was able to protect its already high market share of 65% in 2000. Local pricing fell slightly in real terms leading to our COP margin falling from an all time high of 16.0% in 1999 to 14.4% in 2000. Despite this, CCBT Management is in the process of meeting these challenges firstly by strict cost management and secondly by launching new products to meet customer and consumer expectations.

Regarding **International Coca-Cola Operations,** 2000 saw us focusing on Central Asian operations, after we decided to transfer our franchise in Southern Russia (Rostov) to The Coca-Cola Company (TCCC). Coca-Cola related assets were also sold to TCCC. Comparable sales volume was up marginally by 2% after a decline of 19% in 1999. The stabilization program implemented vigorously in 1999 continued into 2000. COP from our International Coca-Cola Operations was a negative 2.6 million US$ albeit an improvement on 1999. With Rostov out of the way, coupled with our continued focus on Kazakhstan, Kyrgzstan, Azerbeijan and Turkmenistan, we expect to post a positive COP by 2001.

We believe our success in 2000 is a prediction of the achievements that we are determined to deliver in the years to come.

I would like to thank my colleagues for the strides they have made to take us closer to the realization of our exciting mission.

Muhtar Kent
President and Chief Executive Officer


EFES Pilsen
BİRA

Anadolu Efes: Company Description

The restructuring efforts related to the merger of Efes Beverage Group's Turkish beer and malt production operations were initiated in 1998. The merger process was aimed to provide competitive advantage in both operating systems and the utilisation of international financial arena. The process of merging Ege Biracılık, Erciyas Biracılık, Güney Biracılık and Anadolu Biracılık into a single entity continued throughout 1999.

These efforts were finalized in June 2000 and the four companies were merged under Erciyas Biracılık and the name of the Company was changed to Anadolu Efes.

Anadolu Efes became the engine room of the Efes Beverage Group, both through its strong leadership in the Turkish Beer Industry as well as through its participations in International beer, Turkish and International Coca-Cola operations.

This merger was also a milestone for the capital markets of Turkey. All four of the merging companies were listed in ISE.

Following the merger, Anadolu Efes has become the largest brewer in the Turkish Beer Industry, with its 5 brewing and 2 malt production facilities, with 78 % market share. The merger process also created the necesssary strength for Anadolu Efes to compete with its international peers in the global financial markets.

The Company's shares are quoted in the Istanbul Stock Exchange and trading commenced in July 2000. Anadolu Efes shares are also traded in International capital markets through ADR and GDR programmes


AEH
ÖZİLHAN
PUBLIC
%17.0
%45.1
%29.2
YAZICILAR

29,2% of Anadolu Efes is owned by the Yazicilar family, 17.0 % by the Özilhan family and 8.7 % by the parent Company Anadolu Endüstri Holding. The rest of the shares of the Company are publicly traded.

Anadolu Efes as the Engine Room: Participations

In addition to its beer operations in Turkey, Anadolu Efes became the majority shareholder of Efes Beverage Group's beer marketing and sales company in Turkey and Northern Cyprus, the hops processing business in Turkey as well as the International beer and International Coca-Cola operations. Anadolu Efes is also the largest local shareholder of the Turkish Coca-Cola business. In addition, the Company holds stakes in Alternatifbank, the commercial bank owned by Anadolu Group.



Anadolu Efes
Efes Pazarlama 85.0%
Efes Breweries Int. 99.8%
Cypex 90.0%
Tarbes 99.8%
Efes Sinai 51.9%
Abank %23
Turkish Coca-Cola 33.3%

Efes Pazarlama ve Dağıtım Ticaret A.Ş. (EFPA) conducts the marketing activities of Efes Beverage Group in Turkey, including the advertising and promotion activites, sponsorships in cultural and sports events.

Efes Breweries International (EBI) conducts the International beer operations of the Group. Headquartered in Holland, EBI currently has beer operations in Russia, Kazakhstan, Romania and Ukraine.

Efes Sınai Yatırım Holding A.Ş. (Efes Invest) is the International Coca-Cola division of the Group. Efes Invest, currently has 4 Coca-Cola bottling facilities in Kazakhstan, Kyrgyzstan, Azerbaijan, Turkmenistan and also runs sales and distribution activities in Tajikistan.

Cypex Co. Ltd. is the beer marketing company in the Turkish Republic of Northern Cyprus.

Tarbes Tarım Ürünleri ve Besicilik Sanayi ve Ticaret A.Ş. (Tarbes) is the hops processing company of the Group in Turkey

Alternatifbank A.Ş. (Abank) is a mid-sized commercial bank , majority of its shares being owned by the parent Anadolu Group.



Coca-Cola Bottlers of Turkey J.V., is the Coca-Cola bottling and marketing company in Turkey, in which Anadolu Efes is the largest local shareholder. Anadolu Group's combined shareholding in Coca-Cola Bottlers of Turkey is 40 %, including the shares owned by parent Company, Anadolu Group.



Another Successful Year: Efes Beverage Group in 2000

2000 was another successful year, in which Efes Beverage Group took significant steps to accomplish its stated mission and objectives.

• **Merger of Turkish Beer Operations was completed**: The merger of the Turkish brewing and malt production operations was completed as of June 2000. Ege, Erciyas, Güney and Anadolu Biracılık companies were merged under Erciyas Biracılık and the name of the Company was changed to "Anadolu Efes Biracılık ve Malt Sanayi A.Ş." Anadolu Efes became the largest brewing company in Turkey as well as having the largest brewing capacity gathered under a single company in the region.

• **Licensed Production of Miller Genuine Draft beer started in Turkey**: Anadolu Efes has signed a license agreement with the Miller Brewing Company, concerning the production of "Miller Genuine Draft", one of the world's most recognised beer brands, in its Istanbul factory. Production commenced in July 2000 and Miller Genuine Draft was positioned as a super premium brand in the Turkish beer market.

• **Anadolu Efes in E-Business**: Anadolu Efes participated in a newly formed entity called Turkecom, formed by a consortium made up of leading consumer goods suppliers and retailers. The aim of the company is to create an e-marketplace in the Fast Moving Consumer Goods industry in Turkey and is expected to increase productivity in supply chain management, while providing savings in operating costs.

• **Sales exceeded 1 million hectoliters in Russia**: Driven by Stary Melnik, our Russian brand of premium top quality beer, our total volume in Russia exceeded 1 million hectoliters.

• **Efes Beverage Group entered into Ukraine**: Efes Beverage Group started to negotiate with Invesco, a reputable London-based fund management company, for a joint venture in one of the largest breweries of Ukraine, the Chernomor Brewery located in Odessa. The brewery has an annual brewing capacity of 1 million hectoliters. Operations commenced in the brewery in February 2001.

• **Efes Invest started sales and distribution of Coca-Cola products in Tajikistan and transferred its franchise rights in Rostov**: Efes Sinai Yatırım Holding A.S. (Efes Invest), conducting the international Coca-Cola operations of the Group, has transferred its franchise rights in the Rostov, Southern Russia territory back to the Coca-Cola Company and focused on its Central Asian operations. Efes Invest also started sales and distribution operations of Coca-Cola trademarked beverages in Tajikistan.





Chronology of Anadolu Efes and Participations (Efes Beverage Group): The Steps Towards an International Beverage System



Efes
Pilsen
hakiki bir

1969 • The first breweries of EBG, Erciyas Biracılık and Ege Biracılık, commenced production of "Efes Pilsen"

1971 • Tarbes, the hops processing plant of EBG, started production

1973 • Malt production commenced in Afyon, the first malt production facility of the Group owned by Ege Biracılık

1977 • Güney Biracılık, third brewery of the Group designed completely by EBG expertise, started production

1984 • Second malt production facility of the Group, Anadolu Biracılık, commenced production

1986 • Efes Pazarlama ("EFPA"), marketing & distribution company in Turkey, established

• Production of first canned product in Turkish Beverage Sector in İzmir Brewery of Ege Biracılık

1993 • Efes Invest incorporated with the aim of carrying out Coca-Cola bottling investments in the Russian Federation and in C.I.S. countries

1994 • Sale of 25 % of shares of Efes Invest to foreign institutional investors by a private placement

1995 • Fourth brewery of EBG, Ankara Brewery owned by Ege Biracılık and built with the state-of-the-art technology commenced production

• Coca-Cola Almaty Bottlers ("CCAB")-Kazakhstan, a subsidiary of Efes Invest, started production

1996 • Efes Breweries International ("EBI") established in Holland as a holding company for international brewing operations

• Subsidiaries of Efes Invest, Coca-Cola Bishkek Bottlers ("CCBB")-Kyrgyzstan, Coca-Cola Rostov Bottlers ("CCRB")-Southern Russia and Baku Coca-Cola Bottlers ("BCCB")-Azerbaijan commenced production

• 33% shares of Coca-Cola bottling and marketing companies Ansan, Maksan, Meda and Mepa, serving to 80% of the total Turkey franchise, purchased from The Coca-Cola Company

• Brewery in Karaganda-Kazakhstan acquired through privatisation, with annual brewing and malting capacities of 0,40 million hectolitres and 6,500 tons respectively



1997

- Efes Karaganda Brewery established in Kazakhstan to conduct beer production, sales and distribution activities
- Construction of a green field brewery investment in Romania commenced, Romanian Efes Brewery, with an annual brewing capacity of 1.0 million hectolitres
- Construction of a green field brewery investment in Russia commenced, Moscow Efes Brewery, with an annual brewing capacity of 1.5 million hectolitres

1998



- Assets of Toros Biracılık acquired along with "Marmara" brand, Lüleburgaz Brewery becoming the Group's fifth brewery in Turkey
- Initial public offering of Efes Invest and listing of the Company in the Istanbul Stock Exchange and London Stock Exchange with a free float of 48%
- Turkmenistan Coca-Cola Bottlers ("TCCB"), a subsidiary of Efes Invest, started production
- Coca-Cola Bottlers of Turkey ("CCBT") established, with the inclusion of remaining Coca-Cola bottling and marketing companies Imbat, Özdağ and Özpa, total system serving to 100% of the total Turkey franchise with EBG holding 33% of CCBT
- Production commenced in Romanian Efes Brewery-Romania



1999
- "Marmara" brand re-launched in Turkey as "Marmara34", the image of the brand re-established
- Production commenced in Moscow Efes Brewery-Russia
- Production started in the malt production facility in Moscow-Russia adjacent to Moscow Efes Brewery with an annual capacity of 43,000 tonnes in which EBG holds a minority share and controls the management
- Joint venture with Interbrew in Romania established over Romanian Efes Brewery, the name of the brewery changed to Interbrew Efes Brewery
- Coca-Cola sales and distribution activities commenced in Tajikistan

2000
- Merger of the four publicly listed companies of EBG (Erciyas Biracılık, Ege Biracılık, Güney Biracılık and Anadolu Biracılık) under Erciyas Biracılık completed, name of the company changed to Anadolu Efes
- Licensed brewing of "Miller Genuine Draft" in Istanbul Brewery-Turkey commenced under a licence agreement executed with Miller Brewing Company, one of the leading brewers in the global beer market
- Anadolu Efes, together with a number of other major Turkish consumer goods suppliers and retailers participated in a newly formed entity called "Turkecom", established to conduct the implementation and management of an e-market solution in the consumer packaged goods industry of Turkey
- Negotiations started to form a joint venture over Chernomor Brewery -Ukraine, with an annual brewing capacity of 1 million hectolitres
- Franchise rights of Efes Invest in the Rostov territory – Southern Russia transferred back to the Coca-Cola Company, Efes Invest focusing on its Central Asian territories
- Coca-Cola Bottlers of Turkey re-organised under two companies "Coca-Cola İçecek Üretim" (production) and "Coca-Cola Satış ve Dağıtım" (sales and marketing)



Rich Brand Portfolio: Triggering Growth By Consumer Satisfaction


EFES
Pilsen

Efes Beverage Group quenches the thirst of the consumers in Turkey and in its international markets by a wide range of products:

Efes Pilsen / Pilsener: Efes Pilsen has become synonymous with beer in Turkey, and is the mainstay of Anadolu Efes's sales. Efes Pilsen is a lager beer, produced using the high-quality malt, water and hops and has an alcohol content of 5 % by volume. Efes Pilsen is available to the consumers in 30 cl. and 50cl. returnable bottles, 33 cl. and 50cl. cans, 33 cl. and 50 cl. non-returnable bottles and 30 and 50 lt. kegs. 5 lt. kegs for off-premise consumption were also launched in the last quarter of 1999.

Efes Pilsener is the counterpart of Efes Pilsen in our international markets.

Efes Light, is the first light beer in the Turkish beer market. It is a low alcohol beer, that was launched in 1993, with 40% fewer calories per liter than regular beer and contains 3% alcohol by volume. Efes Light's packaging was redesigned at the beginning of 1999 with the new image of its golden color and distinctive foam. The brand is available in 50 cl. cans and 33 cl. non-returnable bottles.



Efes Extra, a high-alcohol, robust beer, was launched in 1993. It is sold in 50 cl. cans as well as in 50 cl. non-returnable bottles.

Efes Dark, with a distinctive hint of caramel which helps to give the beer its dark color and hearty flavour, is produced using the same technique as Efes Pilsen (bottom fermentation), with the roasted malt used in brewing, accounting for its characteristic flavour and color. Efes Dark is available in 50 cl. cans and 33 cl. non-returnable bottles.

With the entry of Marmara Beer to the market in1995, positioned as a lower priced beer for price conscious consumer, Everest was launched primarily as a rival contender in that particular market segment. It is available in 50 cl. cans.

In May of 1998, with the acquisition of Lüleburgaz Brewery, Efes Beverage Group also acquired the Marmara brand. Following the acquisition, certain investments in new technology were made at the Lüleburgaz plant in order to increase product quality. Marmara brand is then relaunched as Marmara34 and is positioned as a high quality, lower-priced beer, with the ultimate aim of increasing the overall size of the beer market. It is available in 70 cl. non-returnable bottles and 50 cl. cans.


MGD

Being a Pioneer in Creating New Segments: It's Miller Time in Turkey

In the second half of 2000, Anadolu Efes has also started the licensed production of Miller Genuine Draft beer in its Istanbul brewery, after signing a licence contract with Miller Brewing Company. The launch of Miller Genuine Draft in the Turkish beer market is aimed to create a super-premium segment in the market and to increase the total beer consumption.

Miller Genuine Draft (MGD) is a distinctive beer, with its taste and image. Its refreshing taste is derived from the specially produced and processed hops and the cold filter technology used during its production. MGD is presented in long-necked transparent 33 cl. non-returnable bottles and is recognized with its gold-black colored label and the twist-off cap.





Establishing and Growing the Market: The Efes Momentum

Private sector companies first commenced production of beer in Turkey in 1969, after a change in the regulations that allowed private companies to produce beer. Until then, the sole supplier of beer in Turkey was the Turkish State Monopolies known as "Tekel".

Erciyas Biracılık and Ege Biracılık, our first breweries as well as the pioneers in the Turkish brewing industry, started production of "Efes Pilsen" with a total annual brewing capacity of 0,2 million hectoliters in 1969. From then on, our beer business in Turkey posted an enormous growth. During the 1990's only, Efes Beverage Group beer sales volumes in Turkey grew by an average of 9 % on annual basis.

As of end of 2000, total annual production capacity of the Turkish beer industry is approximately 12 million hectoliters and Anadolu Efes, with its 5 breweries represents 78 % of that capacity, with an annual brewing capacity of 9,1 million hectoliters.



Turkish Beer Market



TOTAL CONSUMPTION (MILLION HECTOLITERS)
PER CAPITA CONSUMPTION (LITERS)
3.7
4.6
4.9
5.6
6.4
6.9
8.0
9.1
9.4
10.5
10.8
11.6
10.4
10.7
11.1
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
TOTAL CONSUMPTION
PER CAPITA CONSUMPTION

As of the last ten years between 1990 and 2000, the Turkish beer industry posted an annual compound growth rate of 7%. Annual per capita consumption of beer has increased from a level of 6 liters to more than 11 liters but this level is still lower than the average consumption of Western and Eastern European countries.



LITERS ER CAPITA
158
155
131
103
98
83
58
51
51
51
48
46
44
34
27
20
17
11.1
Czech Rep.
R. Ireland
Germany
UK
Belgium
USA
Europe
Mexico
Bulgaria
Romania
Brazil
Japan
Greece
Russia
Italy
Ukraine
China
Turkey

14

The growth pattern in Turkish beer industry can be attributed to both the lower per capita consumption compared to developing and developed countries and to other additional factors like favourable demographics, changing lifestyles and consumption patterns, improvements in tourism activity and the development trend in the Turkish economy. The annual growth rate of the beer industry has traditionally been over the growth rate of the Turkish economy. Even in the contraction periods of the Turkish economy, the beer industry, led by Anadolu Efes, was able to grow, unlike most other product categories.


350
300
250
200
150
100
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
— Change in GDP
— Change in Efes Sales Volume
— Change in Turkish Beer Sector

Increasing Sales Volumes in 2000

In spite of the negative developments that occurred in the Turkish economy and the general contraction in demand in the Fast Moving Consumer Goods (FMCG) industry in the second half of 2000, the beer industry posted a growth rate of 6 % versus 1999. Anadolu Efes sales volume increased at a faster rate of 8 %, reaching a volume of 5,63 million hectoliters at the end of 2000. Including the export volume, total sales of the Turkish beer operations in 2000 was 5,87 million hectoliters. Sales volume of the Efes Beverage Group Companies (Ege, Erciyas and Güney Biracılık), which formed Anadolu Efes via the merger process was 5,45 million hectoliters as of end of 1999.

The Group's major brand Efes Pilsen, which became synonymous with beer in Turkey, has again been the major contributor to the sales volumes, with increasing contribution from the Group's other brands Efes Light, Efes Dark, Efes Extra, Everest, Marmara 34 and Miller Genuine Draft.

Efes is Synonymous with Beer in Turkey: Market Shares

Market share of Anadolu Efes continued to increase in 2000 and was realized as 78 %.


Others
22%
Efes
78%

Marketing in Turkey: Efes Pazarlama ve Dağıtım Ticaret A.Ş.

Efes Pazarlama (EFPA) is the sales, distribution and marketing company of the beer operations of Efes Beverage Group in Turkey. EFPA has the widest and the most efficient distribution network in its sector.

The company distributes Efes, Marmara 34 and Miller brands with direct distribution in five large cities and more than 350 dealers all over Turkey. The dealers are exclusive dealers of Efes brands. 60 % of total sales volume is distributed via dealers, and the remaining 40 % is distributed through direct distribution.

EFPA also conducts the promotion activities of the Efes Brands. The promotion activities include sales promotions and sponsorships of various sporting and cultural events, including "Efes Pilsen" one of the leading European basketball teams.

Efes Beverage Group reinforces its contemporary and socially responsible corporate image through the consistent and ever increasing number of such activities.

Efes Pilsen Sports Club, İstanbul

The Efes Pilsen Sports Club was founded in 1976 to foster the development of sports in Turkey and made history by winning the European Korac Cup in Basketball in 1996. The team has a significant success story by being the champion of the Turkish Major Basketball League and winning distinguished cups a number of times in Turkey. Distinguished as the first Turkish team to win a European Championship in basketball, Efes Pilsen was the third runner-up in the Euroleague Final Four in the 1999-2000 and 2000-2001 seasons. Efes Pilsen also attracts thousands of young athletes to basketball by organising summer sports camps throughout Turkey every year.

Other Sports Activities

Efes Beverage Group, aiming to foster greater recognition of and interest in sporting activities, supports a variety of organisations including Efes Light Beach Volley Tournament and Efes Dark Snow Safari.


EFES Pilsen



Archaeological Excavations

Efes Pilsen continues to exhibit its commitment and sensitivity towards the preservation of Turkey's cultural heritage. In this respect, Efes Pilsen supports archaeological excavations and restorations in one of the most prominent archaeological sites in Turkey, Assos. Efes Pilsen also continues to provide substantial support to the restoration of the Apollon Smintheus Temple in Gülpınar. Efes Pilsen's contributions have enabled archaeological excavations to be conducted year round at an increased pace.

Theatre Performances and Movie Productions

Since the early 1990s, Efes Pilsen has played a key role in the development and support of Turkish Cinema and Theatre. We have been involved in the production and promotion of many Turkish movies, which have been enjoyed by the Turkish and international audience.Two of those movies were "Propaganda" and "Balalayka" in 2000. The International Istanbul Film Festival is also organised with the support of Efes Pilsen. Turkish Theatre on the other hand, has started to experience a renaissance due to increasing number of sponsorships by Efes Pilsen, giving theatre lovers the chance to choose from a wider range of fine theatre performances.

Music

The "Efes Pilsen Blues Festival" is a key cultural event and has given Turkish blues lovers the opportunity to enjoy live performances by their favourite internationally acclaimed artists. The 11th annual Efes Blues Festival was held in 2000, with the increasing number of venues making it ever more accessible. Efes Dark Kargo Tour, Izmır International Music Festival were other musical events sponsored by Efes Pilsen


EFES PILSEN
BLUES
FESTIVAL 11

DOMESTIC BEER OPERATIONS SUMMARY INCOME STATEMENT

For the periods ended 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)

(All figures in million USD unless otherwise stated)	2000	1999
Volume (million lt)	586.9	544.5
Net Sales	341.0	308.5
Gross Profit	207.9	178.6
Operating Profit	66.8	57.5
Financial Expenses, net	(16.0)	(11.8)
Other Income/(Expense), net	(14.6)	(19.3)
Equity Income	13.7	11.1
Profit Before Taxes	49.8	37.4
Provision for Taxes	15.0	(22.4)
Net Profit before Translation Gain/(Loss) and Minority Interest	64.8	15.0
Monetary Gain/(Loss), net	30.6	8.5
Minority Interest	(1.2)	0.5
Net Profit after Translation Gain/(Loss) and Minority Interest	94.2	24.0
Cash Operating Profit (COP)	114.4	98.9

Note 1: Net sales revenues and cost of goods sold are restated by excluding export sales of third party produts
Note 2: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3% and 23.0% stakes respectively, are accounted for by using the equity method. Therefore the inome statement of Turkey Beer Division includes the related goodwill amortisation expenses and equity income from associates
Note 3: COP comprises of operating profit, deprecation and other non-cash items up to operating profit

DOMESTIC BEER OPERATIONS HIGHLIGHTED BALANCE SHEET ITEMS

As of 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)

(All figures in million USD unless otherwise stated)	2000	1999
Cash & Banks	0.8	4.1
Marketable Securities	0.2	7.3
Trade Receivables, net	51.8	31.0
Inventories	31.2	28.4
Total Current Assets	**121.3**	**93.2**
Property, Plant & Equipment, Net	171.5	171.8
Other Non-Current Assets[1]	274.7	255.3
Goodwill	63.8	70.5
Total Non-Current Assets	**515.1**	**502.9**
Short-Term Borrowings	53.0	71.2
Short Term Lease Obligations	7.6	7.6
Trade Payables, net	10.9	10.3
Total Current Liabilities	**136.1**	**132.1**
Long Term Debt	46.9	67.3
Long Term Lease Obligations	0.9	4.3
Total Non-Current Liabilities	**89.9**	**146.0**
Minority Interest	1.4	0.2
Shareholders' Equity	**408.9**	**317.8**
Total Assets	**636.4**	**596.2**

[1] *Other Non-Current Assets include investments, equity participations and other non-current investments*


EFES
EFES
Pilsener
PREMIUM
BEER
EFES
Pilsener
PREMIUM
BEER
СВЕТЛОЕ ПИВО

Rapid Growth in International Markets: Efes Breweries International (EBI) in 2000

Established in Holland in 1996, EBI conducts the international beer operations of Efes Beverage Group. The company is a wholly owned subsidiary of Anadolu Efes. In 2000, international beer operations consisted of 3 breweries and 2 malt production facilities, as well as a number of sales and marketing and technical consultancy companies. The Turkey-based export operations of Anadolu Efes are also managed under EBI.

The total annual brewing capacity of 3 breweries, located in Moscow-Russia, Karaganda-Kazakhstan and Ploiesti-Romania sums up to approximately 3 million hectoliters. EBI holds majority stakes of the breweries in Russia and Kazakhstan, whereas the brewery in Ploiesti-Romania is a 50% joint venture with Interbrew, one of the world's leading brewers. Malt production operations consist of a malt factory in Moscow-Russia, located next to the brewery and an in-house malt production facility in Efes Karaganda Brewery of Kazakhstan. The annual malt production capacity of international beer operations is around 50,000 tonnes.

THE SHARE OF INTERNATIONAL BEER IN TOTAL EFES BEVERAGE GROUP BEER SALES VOLUME


13%
23%
1999
2000

EBI has been able to develop its operations very rapidly, allowing the total international beer sales volume to triple in 2000 vs. 1999, which was the first full year of operations for Russia, Kazakhstan and Romania together. Sales volume of Efes Brands reached at a significantly high level of 1,46 million hectoliters, representing 23% of the total beer sales volume of Efes Beverage Group in 2000. Considering 50% proportionate consolidation of Interbrew Efes Brewery, international beer sales volume reached 1.76 million hectoliters, including the contribution of other branded sales.

International beer business of Efes Beverage Group became profitable in its first full year of operations, delivering 21% cash operating profit margin and generating net profit in 2000.

Moscow Efes Brewery - Russia

Moscow Efes Brewery commenced production in May 1999, constructed with an initial annual brewing capacity of 1,5 million hectoliters. The layout of the brewery allows for the doubling of the capacity to 3,0 million hectoliters, with minimum investment.

Russia has a rapidly growing beer market with an estimated total consumption of 5.5 billion liters and annual per capita consumption of 36 liters, ranking it as the 6th largest beer market in the world, from a base of only 21 million hectoliters in 1996. The country has a population of more than 146 million people, 73% of which live in urban areas. Consumption in Russia has been shifting from low-priced local and imported brands to premium and mid-priced local brands. Beer has also captured an important share from vodka in the market due to suitable pricing of local premium beers.

Moscow Efes Brewery took advantage of the developing market and the growth in the premium segment, with its strategic location and its brand mix. Stary Melnik, Efes Beverage Group's local beer, launched in June 1999, provided a substantial contribution to this growth along with Efes Pilsener, Efes Dark and Efes Extra brands. After only 18 months since the start of operations, Efes Beverage Group is recognised as one of the top four brewers in the highly competetive Moscow region, where per capita beer consumption is around 45 liters.

Efes Beverage Group also holds a minority stake and the management control of a malt production facility, which is located next to Moscow Efes Brewery, providing a significant strategic advantage. The construction of the maltery was largely completed in 1995. The plant reached full annual capacity of 43,000 tonnes in 1999.


пиво
Плечом
к плечу


EFES Pilsen

Interbrew Efes Brewery – Romania

The brewery in Ploiesti-Romania commenced production in December 1998. The annual production capacity of the brewery is 1,0 million hectoliters and it was restructured as a 50 % joint venture with Interbrew of Belgium in 1999.

Romania has an estimated total consumption of 11,5 million hectoliters and an annual per capita consumption of approximately 51 liters as of 2000.

Consumer demand has been shifting towards premium and superior segments in the beer market. Efes Beverage Group launched its local brand "Caraiman" as of January 1999. Efes is also present in the market with its Efes Pilsener, Efes Dark, Efes Extra and Efes Light brands.



Efes Karaganda Brewery – Kazakhstan

Efes Karaganda Brewery was acquired through privatization in 1996. Following the completion of the renovation of the brewery, production of pasteurised beer commenced in July 1999. The brewery has an annual brewing capacity of 0,40 million hectoliters and there exists an in-house maltery with an annual production capacity of 6,500 tonnes.

Total beer consumption in Kazakhstan has grown to approximately 1,4 million hectoliters and per capita consumption has exceeded 9 liters in 2000.

Efes relaunched its local beer "Karagandinskoe" in June 1999 and is also present in the market through "Efes Pilsener", which is imported from our Moscow brewery.

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT

As of 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)

(All figures in million USD unless otherwise stated)	2000[1]	1999
Volume (million lt)	175.9	55.0
Net Sales	73.1	24.3
Gross Profit	36.7	5.6
Operating Profit	6.2	(14.1)
Financial Expenses, net	(5.4)	(3.4)
Other Income/(Expense), net	9.8	0.6
Profit Before Taxes	10.5	(17.0)
Provision for Taxes	(1.2)	(9.6)
Net Profit before Translation Gain/(Loss) and Minority Interest	9.3	(26.6)
Translation Gain/(Loss), net	3.2	2.2
Minority Interest	(0.3)	1.3
Net Profit after Translation Gain/(Loss) and Minority Interest	12.2	(23.1)
Cash Operating Profit (COP)	15.5	(7.0)

[1] Includes proportionate consolidation of Interbrew Efes Brewery in which EBI holds 50% stake
Note 1: COP comprises of operating profit, deprecation and other non-cash items up to operating profit

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

As of 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)

(All figures in million USD unless otherwise stated)	2000[1]	1999
Cash & Banks	13.8	5.7
Marketable Securities	0.0	0.0
Trade Receivables, net	2.4	2.8
Inventories	20.7	8.5
Total Current Assets	**45.8**	**22.6**
Property, Plant & Equipment, Net	109.5	143.0
Other Non-Current Assets[2]	4.2	2.4
Total Non-Current Assets	**116.5**	**148.8**
Short-Term Borrowings	27.9	32.6
Short Term Lease Obligations	0.0	0.0
Trade Payables, net	20.9	21.1
Total Current Liabilities	**63.0**	**63.5**
Long Term Debt	27.0	49.5
Total Non-Current Liabilities	**34.2**	**62.5**
Minority Interest	2.9	2.6
Shareholders' Equity	**62.2**	**42.8**
Total Assets	**162.2**	**171.4**

[1] Includes proportionate consolidation of Interbrew Efes Brewery in which EBI holds 50% stake
[2] Other Non-Current Assets include investments, equity participations and other non-current investments







International Coca-Cola Operations: Efes Invest – One of the Leading Carbonated Soft Drinks Systems in Central Asia

International Coca-Cola operations are conducted through Efes Invest. Anadolu Efes owns 52% of the shares of Efes Invest and the rest is publicly owned. The shares of Efes Invest are quoted in both the Istanbul and the London Stock Exchanges.

Efes Invest owns and operates 4 Coca-Cola Bottling facilities with a total annual bottling capacity of approximately 63 million unit cases (355 million liters) in Kazakhstan, Azerbaijan, Kyrgyzstan and Turkmenistan. The company also performs sales and distribution activities in Tajikistan. The total franchise area population covered is 40 million.

Efes Invest operates in emerging markets, in which per capita consumption is significantly lower than other developing and developed countries. Therefore these territories provide great potential for growth. Efes Beverage Group's expertise in the beverage industry combined with management and personnel skills and capacity to invest are other factors pointing to the potential growth in the soft drinks business in the region.

PER CAPITA CSD CONSUMPTION IN THE WORLD (8 OZ BOTTLES)



Efes Invest Territories
30
Egypt
Romania
Poland
Slovakia
Greece
Argentina
Germany
United Kingdom
Ireland
Mexico
USA
0
100
200
300
400
500
600
700
800
900
1000
Sources: Beverage Digest, October 2000
Ac Nielsen Food Sector Report 2000



Efes Invest 2000: Understanding Local Needs of Customers

1999


Others
58%
Coca-Cola
42%

2000


Others
52%
Coca-Cola
48%

The company, which also used to operate the Rostov franchise in Southern Russia, transferred its rights for this territory back to the Coca-Cola Company in 2000, and concentrated on its Central Asian franchises. Efes Invest is currently one of the leading CSD systems in the region.

In the turbulent business environment of 1999 in Central Asia, which was affected by the Russian economic crisis, management concentrated on strategies of reducing costs and downsizing, which resulted in significant cost cuts, improvements in financial controls, operating efficiencies and employee productivity. These strategies were also pursued in 2000.

B-brands, which are low-quality and low-priced local beverages, has gained significant price advantage in 1999, as a result of the declines in disposable income levels of the consumers after the economic crisis. In 2000, new products like Fanta Lemon, Fresca Pear and Fresca Apple were launched in order to satisfy local tastes. Fresca is aimed at competing with the B-brand category with its local taste and lower sales price. As a result of these marketing efforts, Efes Invest realised a significant market share growth and increased its consolidated market share in its territories to 48% at the end of 2000.

At the start of 2000, a new territory was added to the operations. Sales and distribution activities commenced in Tajikistan, which became the fifth territory of Efes Invest in the region. Tajikistan territory is supplied by the existing production facilities of Efes Invest.

Due to the limited activity in the Rostov territory during the year, consolidated sales volume declined by 11% to 20.8 million unit cases in 2000, from 23.4 million unit cases in 1999. However, excluding the sales volume in Rostov territory from both 1999 and 2000, consolidated sales volume on a comparable basis grew by 2%.

INTERNATIONAL COCA - COLA OPERATIONS
SUMMARY INCOME STATEMENT

For the periods ended 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)		
(All figures in million USD unless otherwise stated)	2000	1999
Volume (million lt)	20.8	23.4
Net Sales	45.9	57.4
Gross Profit	11.7	17.9
Operating Profit	(9.6)	(10.1)
Financial Expenses, net	(2.0)	3.1
Other Income/(Expense), net	(3.5)	(0.3)
Profit Before Taxes	(15.1)	(7.4)
Provision for Taxes	0.1	(3.3)
Net Profit before Translation Gain/(Loss) and Minority Interest	(15.0)	(10.7)
Translation Gain/(Loss), net	(5.3)	(6.5)
Minority Interest	4.6	2.6
Net Profit after Translation Gain/(Loss) and Minority Interest	(15.7)	(14.6)
Cash Operating Profit (COP)	(2.6)	(3.6)

Note 1: COP comprises of operating profit, deprecation and other non-cash items up to operating profit

INTERNATIONAL COCA - COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

As of 31.12.2000 and 31.12.1999 (figures restated as of 31.12.2000)		
(All figures in million USD unless otherwise stated)	2000	1999
Cash & Banks	9.6	32.2
Marketable Securities	0.2	1.0
Trade Receivables, net	8.7	7.1
Inventories	14.6	19.0
Total Current Assets	**38.4**	**67.2**
Property, Plant & Equipment, Net	95.4	115.6
Other Non-Current Assets[1]	0.0	0.0
Goodwill	0.4	0.0
Total Non-Current Assets	**101.6**	**122.5**
Short-Term Borrowings	20.4	36.2
Short Term Lease Obligations	0.0	0.0
Trade Payables, net	11.1	17.8
Total Current Liabilities	**54.7**	**75.0**
Long Term Debt	6.3	9.7
Total Non-Current Liabilities	**6.4**	**9.8**
Minority Interest	15.3	20.3
Shareholders' Equity	**63.6**	**84.6**
Total Assets	**140.1**	**189.7**

[1] Other Non-Current Assets include investments, equity participations and other non-current investments



Coca-Cola Business in Turkey: Coca-Cola Bottlers of Turkey J.V.

Coca-Cola operations in Turkey comprise of a bottling company (Coca-Cola İçecek Üretim A.Ş.) and a marketing, sales and distribution company (Coca-Cola Satış ve Dağıtım A.Ş.), a system being referred to as "Coca-Cola Bottlers of Turkey" (CCBT). Anadolu Group is the largest local shareholder of CCBT, controlling 40% of the share capital, 33.3% of which is owned by Anadolu Efes.

CCBT has 5 plants in Turkey, with an annual bottling capacity of 300 million unit cases. Between 1994 and 2000, sales volume of CCBT tripled and the market share increased from 47% to 67%.

Turkey is the 6th largest market in Europe and ranking 16th in the world, in terms of total consumption of Coca-Cola trademarked beverages.


47%
63%
67%
67
184
217
1994
1997
2000
sales volume (million unit case)
market share



COCA - COLA BOTTLERS OF TURKEY (CCBT) SUMMARY USGAAP FINANCIAL		
As of and for the periods ended 31.12.2000 and 31.12.1999		
(All figures in million USD unless otherwise stated)	2000	1999
Volume (million unit cases)	217	215
Net Sales	630	635
Cash Operating Profit (COP)	91	102
Total Assets	515	573
Shareholders Equity	287	273
Net Financial Debt	147	162

Note 1: COP comprises of operating profit, deprecation and other non-cash items up to operating profit

MANAGEMENT'S FINANCIAL REVIEW

Operating Environment in 2000

2000 was a year in which significant steps towards the stabilization of the Turkish economy were taken. The disinflation program was implemented successfully till November 2000. In November 2000 a liquidity crisis occurred in the financial markets, which resulted in high overnight interest rates. In addition, Central Bank of Turkey infused foreign currencies to the market. However, anti-inflation program and the implemented currency peg system resumed.

In 2000, GDP growth rate was realised as 7,2%, devaluation of TL against USD was 24,4% and consumer price index (CPI) was 39,1% yoy. In terms of tourism activity, number of tourists visiting Turkey increased by 40%, reaching 10,5 million people.

In February 2001, another liquidity crisis occurred, triggered with political tension, which resulted in huge rise in overnight interest rates and strong demand for foreign currencies. As a result, currency peg system was left and TL was allowed to float freely against foreign currencies. A new economic program was implemented, focusing on the rehabilitation of the severely damaged banking system and establishing the macro balances in order to achieve sustainable economic growth.

In spite of the fact that the implementations aiming to reach a stable economy did not bring positive developments for the fast moving consumer goods industry in Turkey in 2000, beer sales volume of Efes Beverage Group in the Turkish market increased by 8%. The company increased its market share by an additional 1% to 78%, strengthening its leadership in the market.

2000 was the first full year of operations for the international beer business of Efes Beverage Group and it was an extremely successful year. In 2000, international beer business consisted of Moscow Efes Brewery in Russia, Efes Karaganda Brewery in Kazakhstan and Interbrew Efes Brewery in Romania, which is a 50% joint venture with Interbrew. Subsequently, the recently established Efes Ukraine Brewery, a joint venture with London-based fund management company, INVESCO CEAM commenced operations in February 2001.

Russian economy realised a year of stabilisation in 2000 after the effects of the crisis in 1998 was hugely eliminated. Inflation fell to a level of 20% and the Rouble devalued only by 3,8% against the USD during the year. The economy grew at a high rate of 8,3% in 2000. Growth rate in the previous year was 5,8% following the contraction periods of economic crisis. This became one of the major contributors to the successful operations of Moscow Efes Brewery in 2000. Positive developments in the Kazakh economy also contributed to the success of Efes Beverage Group's international beer operations in 2000.

International beer sales volumes, which constituted 13% of total EBG beer sales volume in 1999, increased to 23%, including Turkish originated exports, as of end of 2000. Local brands launched by Efes Beverage Group, Stary Melnik in Russia and Karagandinskoe in Kazakhstan were the major contributors to increasing sales volumes.

Subsequently, The European Bank for Reconstruction and Development (EBRD) has granted a US$ 17 million (Euros 20 million) loan to Efes Beverage Group in 2001, to finance the expansion of Moscow Efes Brewery's annual production capacity from its current level of 1,5 million hectoliters to 3,0 million hectoliters. This is the second loan granted to Moscow Efes Brewery by EBRD, also a shareholder of the company.

The International Coca-Cola business, conducted by Efes Invest, one of the leading CSD bottling systems operating in the Central Asian region consists of operations in Kazakhstan, Kyrgyzstan, Azerbaijan, Turkmenistan and Tajikistan. As a result of global price increases of the commodities including oil and gas, the economies in the region experienced certain growth, partially offsetting the negative impact of the Russian economic crisis. However, effect on disposable income levels of the consumers was substantially limited. Efes Invest transferred its franchise rights in the Rostov – Southern Russia territory (with a population of 7% of total Russia) back to the Coca-Cola Company and concentrated on its Central Asian operations. The Company gained market share as a result of launches of new flavoured products and marketing efforts with the aims of better satisfaction of local needs and price sensitivity of consumers. These efforts led to a rise in consolidated market share, which was realised as 48% as of end of 2000, showing an increase of 6% versus 1999. Continuing focus on reduction of raw material costs and operating expenses in addition to improved employee productivity provided better performance in 2000.

Consolidation Principles

The consolidated financial statements of EBG prepared for 2000 in comparison with 1999 in accordance with IAS also include the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus 1999 figures are also restated as of 31.12.2000.

The consolidation is composed of Anadolu Efes (formed in 2Q 2000, with the merger of Turkish brewing and malt production companies) and its subsidiaries in which Anadolu Efes holds a majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops processing facility in Turkey), Efes Sınai Yatırım Holding (Efes Invest–International Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer sales and distribution in Turkish Republic of Northern Cyprus).

The brewery in Romania was restructured in 2000 as a 50% joint venture with Interbrew and the results of the Interbrew Efes Brewery are consolidated on a proportionate basis into the consolidated financial statements. In other words, 50% of the 2000 financial results of Interbrew Efes Brewery, including sales volume, have been accounted in both the consolidated financial statements and the financial results of International beer operations.

The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33,3% and 23,0% stakes respectively, are accounted for by using the equity method. The goodwill arising from these investments are also accounted for in the consolidated balance sheet and income statement as well as the financial results of Turkish beer operations.

Sales volumes

As of year end 2000, consolidated sales volume of Efes beer brands reached 7,33 million hectolitres, showing a 22% increase with respect to 1999 year end. Including the 50% proportionate consolidation of the Interbrew Efes Brewery in Romania, total beer sales volume was realised as 7,63 million hectoliters.

Anadolu Efes beer sales volume in Turkey was realised as 5,63 million hectoliters as of end of 2000. With the inclusion of the export volumes, total sales volume of the brewing business in Turkey was 5,87 million hectolitres, representing an increase of 8% versus 1999.

In 2000, international sales volume of EBG beer brands tripled versus 1999 and reached 1,46 million litres. Moscow Efes Brewery, in its first full year of operations, was the major contributor to this growth. With the proportionate consolidation of Interbrew Efes Brewery in Romania, total international beer sales volume was 1,76 million hectoliters.

International Coca-Cola operations, on consolidated basis, delivered a sales volume of approximately 21 million unit cases, which is below the 1999 level, on a reported basis. However, this volume includes the Rostov – Southern Russia region, which had limited activity in 2000 due to the transfer of franchise rights back to the Coca-Cola Company. On a comparable basis, which excludes Rostov Region sales from both 1999 and 2000, the international Coca-Cola operations posted a 2% sales volume increase versus 1999, reaching 19,6 million unit cases.

Net Sales Revenues

Consolidated net sales revenue of Efes Beverage Group was realised at 459,6 million USD, showing a 19% increase over 1999 net sales revenues of 386,5 million USD (excluding export sales of third party products from both years).

341,0 million USD of the consolidated net sales revenue was generated by Turkish beer operations, which represents 11% increase over 1999 (excluding export sales of third party products).

International beer operations contributed 73,1 million USD to Efes Beverage Group consolidated net sales revenues, a threefold increase versus 1999.

On the soft drinks side, total net sales revenue of International Coca-Cola operations was realised as 45,9 million USD.

Cash Operating Profit

Cash Operating Profit (COP) comprises of operating profit, depreciation, goodwill amortisation and other non-cash items up to operating profit.

For the year 2000, consolidated COP of Efes Beverage Group was 128,3 million USD, with a 45% increase versus 1999, representing a COP margin of 28%.

Turkish beer operations generated 114,4 million USD of COP, which corresponds to a COP margin of 34%.

International beer operations incurred 15,5 million USD of COP, representing a COP margin of 21,2%.

Meanwhile, cash operating loss in international Coca-Cola business was reduced by 29% to –2,6 million USD.

Outlook for 2001

Efes Beverage Group will continue to move on to accomplish its mission stated as "being the leading low cost producer and marketer of beverages in the region spanning from the Adriatic to China" in 2001. One of the major strategic imperatives in realizing our mission and objectives is to ensure that the share of value exceeds the share of market.

In the Turkish beer business, we aim at maintaining our healthy financials and continue to be the strong market leader of Turkish beer industry. We expect our wide range of products presented to the Turkish consumers and our innovative approaches to the market, an example of which is creating a super-premium segment through the introduction of the world-wide recognized "Miller Genuine Draft", will assist us in achieving that aim. Efes Pilsen, which has become synonymous with beer in Turkey, will continue to be the mainstay of our sales.

In our rapidly developing International beer business, we will sustain the growth both through organic growth and capacity increases in our existing facilities and through further acquisitions within our mission territory. Positive developments in the macroeconomic environment in our existing territories and the rise in demand for our premium products will be the positive factors contributing to realise our objectives in the region. Operating margins are aimed at reaching the levels of our Turkish beer business in the forthcoming years.

The International Coca-Cola business is expected to deliver positive cash operating profit in 2001, with the contribution of structural changes and cost reductions on operating performance and by the satisfaction of local consumer needs by means of new product launches.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ AND SUBSIDIARIES

(FORMERLY-ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ)

CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2000 AND 1999

TOGETHER WITH AUDITORS' REPORT

A.A. Aktif Analiz S.M.M.M. A.Ş.

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

We have audited the accompanying consolidated balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish Company – the Company) and subsidiaries as of December 31, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. We did not audit the financial statements of Interbrew Efes Brewery S.A. (Interbrew Efes – a joint venture incorporated in Romania) and Efes Sinai Yatırım Holding A.Ş. (Efes Invest – a subsidiary in Turkey) which reflect total assets and revenues constituting 22 percent and 13 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Interbrew Efes and Efes Invest, are based solely upon the report of the other auditors. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The consolidated financial statements of one of the subsidiaries, namely Efes Breweries International B.V. and its subsidiaries as of December 31, 1999 were audited by other auditors, whose report dated August 21, 2000 expressed unqualified opinion. The opinion of such auditors, however, does not cover the restatement of those statements as discussed in Note 4.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for the year then ended in accordance with International Accounting Standards.

Without qualifying our opinion we draw attention to the following matters:

a) As further discussed in Note 31, Turkey continues to undergo structural and economic changes. The Turkish Government has commenced a program in May 2001 which includes reforms necessary to create banking, judicial, taxation and regulatory systems in an attempt to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As reflected in the Turkish Lira devaluation during February - April 2001, operations in Turkey involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Company could be affected, for the foreseeable future, by these risks and their consequences.

b) Note 3 to the financial statements discloses the economic environment in the countries in which certain subsidiaries operate. In those countries, there continue to be uncertainties associated with the economy, the ultimate outcome of which can not presently be determined. Adjustments to the financial statements resulting from these uncertainties, if any, will be reported when they become known and quantifiable.

c) As further discussed in Note 17, ZAO Moscow-Efes Brewery (Efes Moscow), one of the consolidated subsidiaries, was in breach of certain covenants stipulated in the loan agreement with the European Bank for Reconstruction and Development (EBRD) as of 31 December 2000. Under provisions of the loan agreement the EBRD has the right to call the full amount of the loan (USD27, 126 thousand as of 31 December 2000) for immediate repayment. On 29 June 2001, Efes Moscow obtained a letter from the EBRD waiving the breach of such covenants for the period from 1 January 2000 to 30 June 2001. Management believes that, on the grounds of the past experience and present business relations with the EBRD, if a further breach of the covenants in the loan agreement occurs subsequent to 30 June 2001, the risk of the EBRD calling the loan for immediate repayment subsequent to 30 June 2001 is remote. Accordingly, no revisions to the classification of this loan, in comparison with the original repayment schedule, were made in these financial statements.

A.A. AKTIF ANALIZ

SERBEST MUHASEBECILIK MALI MÜŞAVIRLIK ANONIM ŞIRKETI

Member of Andersen Worldwide

by ____________

Ertan Ayhan

Istanbul,
June 22, 2001
(except with respect to the matter
discussed in Note 17 and related effects,
as to which the date is June 29, 2001)

ANADOLU EFES BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI
(FORMERLY-ERCIYAS BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI)
CONSOLIDATED BALANCE SHEETS
as at December 31, 2000 and 1999
(in millions of TL in equivalent purchasing power at December 31, 2000, thousands of USD)
(amounts translated into US dollars for convenience purposes – see Note 4)

		December 31, 2000		December 31, 1999	
	Note	**TL**	**USD**	TL	USD
ASSETS					
Current Assets					
Cash and cash equivalents	6	**16,403,527**	**24,419**	28,371,321	42,234
Marketable securities		**284,708**	**424**	5,612,107	8,354
Trade receivables - net	7	**42,312,159**	**62,987**	27,057,725	40,279
Due from related parties	34	**21,092,278**	**31,398**	9,795,287	14,581
Inventories	8	**44,819,484**	**66,719**	37,648,788	56,045
Other current assets	9	**9,952,960**	**14,816**	10,487,462	15,612
Total current assets		**134,865,116**	**200,763**	118,972,690	177,105
Non - current Assets					
Investment in associates	10	**73,791,605**	**109,847**	69,049,580	102,788
Investments		**7,227,757**	**10,759**	5,166,729	7,692
Property, plant and equipment at cost - net	11	**179,731,007**	**267,550**	202,009,294	300,714
Buildings - net	12	**73,302,583**	**109,119**	87,026,609	129,550
Intangible assets	13	**1,604,240**	**2,389**	1,811,897	2,696
Goodwill	14	**44,929,951**	**66,883**	49,663,935	73,931
Deferred tax assets	28	**2,547,503**	**3,792**	2,053,402	3,057
Other non - current assets		**3,871,418**	**5,763**	4,250,241	6,327
Total non - current assets		**387,006,064**	**576,102**	421,031,687	626,755
Total Assets		**521,871,180**	**776,865**	540,004,377	803,860
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Trade and other payables	15	**56,124,495**	**83,548**	56,436,894	84,013
Due to related parties	34	**32,395,353**	**48,224**	20,044,035	29,838
Income tax payable	28	**6,447,474**	**9,598**	1,596,211	2,376
Short - term loans	16	**27,836,802**	**41,438**	58,700,138	87,382
Current portion of long - term debt	17	**45,295,877**	**67,428**	40,458,880	60,228
Total current liabilities		**168,100,001**	**250,236**	177,236,158	263,837
Non - current Liabilities					
Long - term debt - net of current portion	17	**54,445,512**	**81,048**	87,906,364	130,859
Employee benefits obligations	18	**7,345,132**	**10,934**	5,674,880	8,448
Deferred tax liability	28	**18,777,980**	**27,953**	36,894,696	54,923
Other non - current liabilities		**2,382,176**	**3,546**	7,976	11
Total non - current liabilities		**82,950,800**	**123,481**	130,483,916	194,241
Minority Interests		**33,973,406**	**50,573**	42,836,831	63,767
Equity					
Share capital	19	**112,842,573**	**167,979**	112,842,573	167,979
Share premium		**353,188**	**526**	353,188	526
Translation Reserve	4	**21,865**	**33**	3,620,608	5,390
Retained earnings	20	**123,629,347**	**184,037**	72,631,103	108,120
Total Equity		**236,846,973**	**352,575**	189,447,472	282,015
Total Liabilities and Equity		**521,871,180**	**776,865**	540,004,377	803,860

The accompanying notes to these balance sheets form an integral part of these consolidated financial statements

ANADOLU EFES BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI
(FORMERLY ERCIYAS BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI)
CONSOLIDATED INCOME STATEMENTS
for the years ended December 31, 2000 and 1999
(in millions of TL in equivalent purchasing power at December 31, 2000, thousands of USD)
(amounts translated into US dollars for convenience – See Note 4)

	Note	**December 31, 2000**		December 31, 1999	
		TL	**USD**	TL	USD
Sales		**316,335,226**	**470,902**	271,784,485	404,583
Cost of sales	21	**(143,743,740)**	**(213,979)**	(135,597,531)	(201,853)
Gross Profit		**172,591,486**	**256,923**	136,186,954	202,730
Distribution and selling expenses	22	**(72,945,818)**	**(108,588)**	(64,598,678)	(96,163)
General and administration	23	**(56,920,161)**	**(84,732)**	(49,197,180)	(73,235)
Profit from Operations		**42,725,507**	**63,603**	22,391,096	33,332
Other income (expense) - net	27	**(6,324,364)**	**(9,416)**	(14,673,269)	(21,843)
Income from associates		**9,185,071**	**13,673**	7,423,448	11,051
Financial expense - net	26	**(20,812,939)**	**(30,982)**	(19,756,833)	(29,410)
Profit (loss) Before Tax		**24,773,275**	**36,878**	(4,615,558)	(6,870)
Income tax	28	**2,438,535**	**3,630**	(22,335,606)	(33,249)
Profit (loss) from Ordinary Activities before Minority Interest and Monetary gain/loss		**27,211,810**	**40,508**	(26,951,164)	(40,119)
Monetary gain/loss and translation gain/loss		**19,010,461**	**28,299**	11,117,754	16,549
Minority interests		**6,865,826**	**10,221**	7,699,904	11,463
Net Profit (loss) from Ordinary Activities		**53,088,097**	**79,028**	(8,133,506)	(12,107)
Net Profit (loss) for the year		**53,088,097**	**79,028**	(8,133,506)	(12,107)
Weighted average number of shares (thousands)		**25,083,737**		25,083,737	
Earnings (loss)per share (full)	36	**2,116**	**3**	(324)	(0.5)

The accompanying notes to these income statements form an integral part of these consolidated financial statements

ANADOLU EFES BIRACILI
(FORMERLY-ERCIYAS BIRACI
CONSOLIDATED STA
for the years ende
(in millions of TL in equivalent purchas
(amounts translated into U

	Share Capital (*)		Adjustments to Share Capital		Share Prer	
	TL	USD	TL	USD	TL	U
Balance at January 1, 1999	**14,874,453**	**22,142**	**96,969,807**	**144,351**	**353,188**	
Appropriation of prior year result:						
Dividends	-	-			-	
Share capital increase	10,209,284	15,198	(9,210,971)	(13,712)	-	
Translation gain						
Change in minority ownership						
Currency translation differences	-	-			-	
Net loss for the year	-	-			-	
Balances at December 31, 1999, as previously stated	**25,083,737**	**37,340**	**87,758,836**	**130,639**	**353,188**	
Correction of error	-	-			-	
Correction of error						
Balances at December 31, 1999, as restated	**25,083,737**	**37,340**	**87,758,836**	**130,639**	**353,188**	
Appropriation of prior year result:						
Transfers	-	-			-	
Dividends	-	-			-	
Currency translation differences	-	-			-	
Net profit for the year	-	-			-	
Balance at December 31, 2000	**25,083,737**	**37,340**	**87,758,836**	**130,639**	**353,188**	

(*) Share capital represents statutory historical paid-in capital.
(**) Consist of accumulated profit and net income for the year, because December 31, 1999 was the first period for w

The accompanying auditor's report and to note to the f

.T SANAYII ANONIM ŞIRKETI
ALT SANAYII ANONIM ŞIRKETI)
OF CHANGES IN EQUITY
er 31, 2000 and 1999
at December 31, 2000 , thousands of USD)
or convenience – See Note 4)

Retained Earnings		Translation Reserve		Net Profit/(loss) for the Year		Total	
TL	USD	TL	USD	TL	USD	TL	USD
272,651 (**)	**123,961(**)**			**-**	**-**	**195,470,099**	**290,980**
(2,699,520)	(4,019)	-	-	-	-	(2,699,520)	(4,019)
-	-	-	-	-	-	998,313	1,486
1,501,508	2,235					1,501,508	2,235
191,478	285					191,478	285
-	-	3,620,608	5,390	-	-	3,620,608	5,390
-	-	-	-	(5,973,196)	(8,892)	(5,973,196)	(8,892)
82,266,117	**122,462**	**3,620,608**	**5,390**	**(5,973,196)**	**(8,892)**	**193,109,290**	**287,465**
-	-	-	-	(3,661,818)	(5,450)	(3,661,818)	(5,450)
(1,501,508)	(2,235)			1,501,508	2,235	-	-
80,764,609	**120,227**	**3,620,608**	**5,390**	**(8,133,506)**	**(12,107)**	**189,447,472**	**282,015**
(8,133,506)	(12,107)	-	-	8,133,506	12,107	-	-
(2,089,853)	(3,111)	-	-	-	-	(2,089,853)	(3,111)
-	-	(3,598,743)	(5,357)	-	-	(3,598,743)	(5,357)
-	-	-	-	53,088,097	79,028	53,088,097	79,028
70,541,250	**105,009**	**21,865**	**33**	**53,088,097**	**79,028**	**236,846,973**	**352,575**

mpany prepared its consolidated financial statements in accordance with International Accounting Standards

tements should be read in conjection with this statement

ANADOLU EFES BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI
(FORMERLY ERCIYAS BIRACILIK VE MALT SANAYII ANONIM ŞIRKETI)
CONSOLIDATED CASH FLOW STATEMENTS
as at December 31, 2000 and 1999
(in millions of TL in equivalent purchasing power at December 31, 2000, thousands of USD)
(amounts translated into US dollars for convenience purposes – see Note 4)

		December 31, 2000		December 31, 1999	
Continuing Operations:	Note	**TL**	**USD**	TL	USD
Cash flows from operating activities					
Net Income/(loss) (before monetary gain/loss)	36	**34,077,636**	**50,729**	(19,251,260)	(28,658)
Adjustments for:					
Depreciation and amortization	25	**37,866,201**	**56,368**	33,737,963	50,223
Loss on sale of fixed assets		**336,896**	**502**	221,034	329
Provision for employee benefits obligations	18	**3,400,075**	**5,061**	3,603,888	5,365
Interest income		**(2,553,939)**	**(3,802)**	(8,175,460)	(12,169)
Interest expense		**22,257,516**	**33,133**	23,081,582	34,360
Gain on sale of shares in Interbrew Efes	30	**(8,718,166)**	**(12,978)**	-	-
Minority interest		**(6,865,826)**	**(10,221)**	(7,699,904)	(11,462)
Equity in income of associates	10	**(9,185,071)**	**(13,673)**	(7,423,448)	(11,052)
Provision for taxation		**6,651,146**	**9,901**	5,439,810	8,098
Provision for deferred tax		**(9,089,681)**	**(13,531)**	16,895,796	25,151
Effect of impairment loss in property, plant and equipment	11	**329,208**	**490**	-	-
Operating profit before changes in operating assets and liabilities		**68,505,995**	**101,979**	40,430,001	60,185
Increase/(decrease) in trade payables	15	**29,501,817**	**43,917**	11,146,072	16,592
Net change in other assets and liabilities	9	**2,316,413**	**3,448**	5,862,890	8,728
Net (increase)/decrease in inventories	8	**(7,982,189)**	**(11,882)**	5,608,866	8,349
Interest paid		**(22,329,395)**	**(33,240)**	(20,873,384)	(31,072)
Net (increase) in trade receivables	7	**(39,936,557)**	**(59,450)**	(10,409,735)	(15,496)
Net cash provided by operating activities		**30,076,084**	**44,772**	31,764,710	47,286
Cash flows from investing activities:					
Purchase of property, plant and equipment (including buildings, intangible assets and goodwill)	11,12,13	**(36,058,050)**	**(53,677)**	(44,477,060)	(66,209)
Proceed from sale of property, plant and equipment (including buildings, intangible assets and goodwill)	11,12,13	**9,327,422**	**13,885**	(349,707)	(521)
Net proceeds from sale of shares of Interbrew Efes	11,12,13	**15,089,186**	**22,462**	-	-
Disposal/(acquisition) of associates, joint ventures and other investments	10	**2,382,018**	**3,546**	(191,217)	(285)
Disposal of marketable securities		**5,327,399**	**7,930**	5,298,203	7,887
Payments to acquire minority interests		**(1,997,599)**	**(2,974)**	-	-
Receipts on disposal of minority interests		-	-	6,147,321	9,151
Interest received		**2,591,967**	**3,858**	8,224,684	12,244
Net cash used in by investing activities		**(3,337,657)**	**(4,970)**	(25,347,776)	(37,733)
Cash flows from financing activities:					
Dividends paid		**(2,089,853)**	**(3,111)**	(2,699,520)	(4,019)
Loans borrowed		**38,221,852**	**56,898**	52,195,297	77,699
Loans repaid		**(73,817,880)**	**(109,886)**	(50,589,831)	(75,309)
Net increase/(decrease) in lease obligations		**(2,286,566)**	**(3,404)**	1,981,650	2,950
Increase in share capital	19	-	-	998,313	1,486
Net cash (used in) provided by financing activities		**(39,972,447)**	**(59,503)**	1,885,909	2,807
Currency translation differences		**6,862,623**	**10,216**	(942,442)	(1,403)
Monetary loss on cash and cash transactions		**(5,596,397)**	**(8,330)**	(19,831,909)	(29,522)
Net increase/(decrease) in cash and cash equivalents		**(6,371,397)**	**(9,485)**	7,360,401	10,957
Cash and cash equivalents at the beginning of the year	6	**28,371,321**	**42,234**	40,842,829	60,799
Cash and cash equivalents at the end of the year	6	**16,403,527**	**24,419**	28,371,321	42,234

The components of cash and cash equivalents is as follows:

	2000	1999
Cash on hand	647,893	566,762
Cash at banks	15,755,634	27,692,869
Other	-	111,690
	16,403,527	28,371,321

The accompanying notes to these cash flow statements form an integral part of these consolidated financial statements

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

(FORMERLY ERCIYAS BIRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2000 and 1999
(All amounts are in millions of TL in equivalent purchasing power at December 31, 2000)

1. General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (formerly Erciyas Biracılık ve Malt Sanayii Anonim Şirketi - a Turkish Corporation – Anadolu Efes) was established in Istanbul in 1966. The operations of the Company consist of production of beer and its raw materials and plastic cases. Anadolu Efes and its Subsidiaries (the Group) own and operate five beer factories in Turkey and three in other countries. The Group also has a joint venture over a brewery in Romania. Certain shares of Anadolu Efes are listed on the Istanbul Stock Exchange. The registered office address of the Anadolu Efes is located at Eski Londra Asfaltı No: 22 Haznedar Mevkii – Bahçelievler-Istanbul.

As of June 20, 2000 Erciyas Biracılık ve Malt Sanayii Anonim Şirketi merged legally with Ege Biracılık ve Malt Sanayii A.Ş. (Ege Biracılık), Güney Biracılık ve Malt Sanayii (Güney Biracılık) and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on Istanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayii A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazzette on June 26, 2000. Erciyas Biracılık, Ege Biracılık, Güney Biracılık and Anadolu Biracılık were under the common joint control of Yazıcılar and Özilhan families through direct and / or indirect holdings held by them. Therefore, such legal merger was merely a restructuring and accordingly it was not within the scope of International Accounting Standard 22 (Business Combinations). The accompanying financial statements include the assets, liabilities and income statement items of all these four companies as if they were one single entity as of December 31, 2000 and 1999.

The accompanying consolidated financial statements of the Company are authorized by top management on June 22, 2001.

The average number of employees in the Group is 3,889 in 2000 and 4,109 in 1999.

2. List of Subsidiaries

The companies included in consolidation and their shareholding percentages at December 31, 2000 and 1999 were as follows.

	Place of Incorporation	Principal Activities	Effective Shareholding %	
			2000	1999
Efes Sınai Yatırım Holding A.Ş. (Efes Invest)	Turkey	Facilitating investments in soft drinks	51.88	51.88
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	85.00	85.00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops to the breweries of the Group (major ingredient of beer)	99.75	99.75
Efes Breweries International B.V. (Efes Breweries)	The Netherlands	Facilitating investments in breweries	100	100
Cypex Co. Ltd. (Cypex)	Cyprus	Distribution of beer	90.00	99.20
Efes Karaganda Brewery ISC (Efes Karaganda)	Kazakhstan	Producing and selling of beer	85.00	85.00
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of Efes Pilsener beer	99.90	99.00
ZAO Moscow-Efes Brewery (Efes Moscow)	Moscow	Producing and selling of beer	91	91
Efes Productie S.R.L (Efes Productie)	Romania	Producing and distribution of Efes Pilsener and Cozla beer	69.65	69.65
Efes Ukraine Brewery (Efes Ukraine)	Ukraine	Producing and distribution of beer	100	-
Interbrew Efes Brewery S.A. (Interbrew Efes)	Romania	Producing and distribution of beer	50.00	100
Euro-Asian Brauerein Holding GMBH	Germany	Holding company of Efes Breweries	100	-
Coca-Cola Almaty Bottlers Limited Liability Partnership (CC Almaty)	Kazakhstan	Importing, bottling , distribution and selling of Coca-Cola and Efes Products	42.81	41.04
Baku Coca-Cola Bottlers Ltd. (Baku CC)	Azerbaijan	Importing, bottling , distribution and selling of Coca-Cola and Efes Products	40.47	40.47
Coca-Cola Bishkek Bottlers C.J.S.C. (CC Bishkek)	Kyrgyztan	Importing, bottling , distribution and selling of Coca-Cola and Efes Products	44.81	43.64
Coca-Cola Rostov Bottlers C.J.S.C (CC Rostov)	Russian Federation	Importing, bottling , distribution and selling of Coca-Cola and Efes Products	46.69	43.15
Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC)	Turkmenistan	Importing, bottling , distribution and selling of Coca-Cola	17.25	17.25
Efes Invest Holland BV (EI Holland)	The Netherlands	Holding company of Efes Invest	51.88	51.88
Astana CC Bottlers C.J.S.C. (Astana CC)	Kazakhstan	At construction stage	51.88	51.88
Beverages Tajikistan Ltd. (Tajikistan CC)	Kazakhstan	Importing, bottling , distribution and selling of Coca-Cola	23.35	-
Tonus Joint Stock Company (Tonus)	Kazakhstan	Holding company of Efes Invest	31.13	31.13
Coca-Cola Shymkent Distribution C.J.S.C. (CC Shymkent)	Kazakhstan	Ceased its operations in 2000	49.16	48.63
CC Kuban Bottlers A.O. (CC Kuban)	Russian Federation	Ceased its operations in 2000	51.88	51.88
Istanbul Tuzla - Free Trade Zone (Tuzla)	Turkey	Importing or raw and packaging materials and selling to the Bottlers	51.88	51.88

3. Environments of Subsidiaries

Turkey Environment and Economic Conditions

Turkey continues to undergo structural and economic changes. The Turkish Government has commenced a program in May 2001 which includes reforms necessary to create banking, judicial, taxation and regulatory systems in an attempt to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As reflected in the Turkish lira devaluation during February - April 2001, operations in Turkey involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Company could be affected, for the foreseeable future, by these risks and their consequences.

Romanian Environment and Economic Conditions

Romanian legal environment

The legislation and fiscal environment in Romania and their implementation into practice change frequently and are subject to different interpretations by various Ministries of the Government. The Romanian government has a number of agencies that are authorized to conduct audits ("controls") of Romanian companies as well as foreign companies doing business in Romania. These controls are similar in nature to tax audits performed by taxing authorities in many countries, but may extend not only to tax matters, but to other legal or regulatory matters in which the applicable agency may be interested. In addition, the agencies conducting these controls appear to be subject to significantly less regulation and the company under review appears to have significantly less practical safeguards than is customary in many countries.

Profit tax returns are subject to review and correction by the tax authorities for a period generally of five years subsequent to their filing. The subsidiaries' and tax returns for the years 1995 to 2000 are still subject to such review.

Management of ERIC and Efes Productie believe that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains that tax authorities could take differing positions with regard to interpretation and the effect could be significant.

Romanian operating environment

Over recent years, Romania has undergone substantial political and economic change. Romania is an emerging market and does not possess the well-developed business infrastructure, which generally exists in a more mature free market economy. As a result, operations carried out in Romania involve significant risks, which are not typically associated with those in developed markets. Instability in market reform could subject the subsidiaries to unpredictable changes in the basic business infrastructure under which it currently carries out its operations. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors could significantly affect the subsidiaries' ability to operate commercially. It is not possible to estimate what changes may occur or the resulting effect of any such changes on the subsidiaries' financial condition or future results of operations.

Russian Environment and Economic Conditions

Russia continues to undergo substantial political, economic and social changes. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the Russian Government has not yet fully implemented the reforms necessary to create banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation during August 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, onerous currency controls, low liquidity levels for debt and equity markets, and continuing high rates of inflation.

Efes Moscow, CC Kuban, CC Rostov (Russian Companies) could be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of Russian Companies' assets, and the ability of these companies to maintain or pay their debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in Russian Companies' financial statements in the period when they become known and quantifiable.

Ukraine Environment and Economic Conditions

There continue to be uncertainties associated with the economy, the ultimate outcome cannot be presently be determined. Adjustments to the financial statements resulting from these uncertainties, if any, will be reported when they become known and quantifiable.

Central Asian Republics Environment and Economic Conditions

Laws and regulations affecting business operation in Azerbaijan, the Republic of Kazakhstan, Kyrghyzstan, Turkmenistan and Tajikistan are subject to rapid changes and the Group's assets and operations could be at risk due to potential negative changes in the political and business environment.

4. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Company and subsidiaries are as follows:

General

The accompanying financial statements are prepared in accordance with the standards formulated by the International Accounting Standard Committee (IASC).

Basis of Preparation

The financial statements have been prepared under the historical cost convention. The Company and subsidiaries which are incorporate in Turkey maintain their books of account and prepare their statutory financial statements ("Statutory Financial Statements") i accordance with the Turkish Commercial Code and tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance The foreign subsidiaries maintain their books of account and prepare their financial statements in their local currencies and in accordanc with the regulations of the countries in which they operate. The Company and subsidiaries adopted all International Accounting Standard which were mandatory as of December 31, 2000. No standards are adopted before their effective date. The accompanying financial statement have been prepared from statutory financial statements of the Company and its subsidiaries and presented in accordance with Internation Accounting Standards (IAS) with the following explanation:

- Coca Cola Bottlers of Turkey (CCBT), which is an associate of the Company prepared its financial statements in accordance with U. GAAP as of December 31, 1999 and 2000. For consolidation purposes, 1999 and 2000 financial statements have been adjusted to compl with IAS.

U.S. Dollar Translation

U.S. dollar ("USD") amounts shown in the accompanying financial statements have been included solely for the convenience of the reade and are translated from Turkish Lira ("TL"), as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchang Rate") for purchases of U.S. dollars announced by the Central Bank of the Republic of Turkey on December 31, 2000 of TL 671,765 (full = USD 1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USI at this or any other rate.

Reporting Currency and Translation Methodology

a) Reporting Currency and Translation Methodology for the Company and Its Subsidiaries Which Operate in Turkey

The restatement for the changes in the general purchasing power of Turkish lira as of December 31, 2000 is based on IAS 29 ("Financia Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationar economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods b restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approachin or exceeding 100%, which has been valid in Turkey in the years covered by the accompanying financial statements. The restatement wa calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute c Statistics. Such index and conversion factors as of the end of the three year, period ended December 31, 2000 are given below

Dates	Index	Conversion Factors
December 31, 1997	787.7	3.334
December 31, 1998	1,215.1	2.161
December 31, 1999	1,979.5	1.327
December 31, 2000	2,626.0	1.000

The main guidelines for the above mentioned restatement are as follows:

- The financial statements of prior years, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of those years are restated in their entirety to the measuring unit current at December 31, 2000.
- Monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2000 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of shareholders' equity except for the revaluation surplus which is eliminated are restated by applying the relevant conversion factors.
- The effect of general inflation on the net monetary position is included in the statement of income as a net monetary gain or loss in financial income/(expense).

b) Reporting Currency and Translation Methodology for Foreign Subsidiaries:

The measurement and reporting currency of the financial statements of foreign subsidiaries is US dollars. Because of the international nature of the Group's activities and the fact that the Group transacts more of its business in US dollars than in any other currency, the financial statements are prepared in US dollars.

The subsidiaries in Romania, Ukraine and Russia and C.I.S. operate in a hyperinflationary economies based on the criteria set out in IAS 29. IAS 29 requires the restatement of financial statements in terms of current monetary units if highly inflationary conditions exist in an economy. In order to comply with IAS regarding financial reporting in hyperinflationary economies, financial statements of those subsidiaries are measured into USD and then included in the consolidation. The primary guidelines followed in remeasuring the financial statements into USD of the Company and subsidiaries are as follows:

4onetary assets and liabilities are measured at exchange rates prevailing on the balance sheet date.

Non-monetary assets and liabilities which are not carried in measuring unit current at balance sheet dates and the components of ıreholders' deficit were measured by applying the exchange rates in effect at the time of acquisition (historical rates);

ıll items in the statement of income (except for depreciation, amortization and provisions which are carried at historical rates) are asured by applying an appropriate the average exchange rate;

'he effect of this measurement on the Group's net monetary position is included in the statement of income in monetary gain/(loss).

: financial statements of foreign subsidiaries are prepared in US dollars in accordance with IAS and translated into TL by the exchange :s prevailing at year ends for the purpose of consolidated financial statements of the Company.

rrection of Error

During 2000, Efes Breweries (a consolidated subsidiary), discovered that deferred tax effects were incorrectly calculated in 1999 in pect of certain differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. .s correction of the error was fully reflected in the income statements for 1999, thus restating the opening balance of retained earnings of January 1, 2000.

: accompanying financial statements as of 31 December 1999 and for the year ended have been restated to correct this error as follows:

	TL
the amount of deferred tax liability as of 31 December 1999 was increased by TL4,024,204 and minority interest in balance sheet decreased by TL362,386	3,661,818
the amount of income tax expense recognized in the income statement for the year ended 31 December 1999 was increased by	4,024,204
the amount of minority interest income recognized in the income statement for the year ended 31 December 1999 was increased by	362,386

.n 2000, Efes Breweries realized that measurement differences arising in measuring the financial statements from NLG to USD should 'e been included in income, rather than being included in the equity directly. This accounting treatment would be in harmony with way the subsidiaries treat such measurement differences. Accordingly, it was decided to restate the prior year financial statements as December 31, 1999. As a result of this correction, the financial statements for the year ended December 31, 1999 have been retrospectively ated for this change, which increased previously reported net income by TL1,501,508 and decreased the beginning balance of accumulated ıcit for that year by TL776,337.

: accompanying financial statements as of December 31, 1999 and for the year ended have been restated to correct this error as follows:

the amount of measurement differences reclassified in retained earnings as of December 31, 1999 was	TL1,501,508
the amount of measurement differences reclassified in income statement as of December 31, 1999 was	TL1,501,508

:se corrections were recognized by the Company under the benchmark treatment as provided by IAS No. 8.

ınge in Presentation and Classification of Items in Financial Statements

: following changes in presentation and classification have been introduced by Efes Breweries in accordance with the requirements of respective IAS. The comparative figures for 1999 have been reclassified:

damaged bottles and shortages in the amount of TL1,246,150 and TL510,634for the years ended December 31, 2000 and 1999, ɔectively, were reclassified from general and administrative expenses to cost of sales in the accompanying income statements; amounts payable in respect of management services provided by Efes Holland Technical Management Consultancy B.V. of TL1,483,92 .d TL653,871 were reclassified as due to related parties in the accompanying balance sheets as of December 31, 2000 and 1999, ɔectively;
land lease prepayments in the amount of TL1,443,099 was reclassified from current assets to non-current assets in the accompanying ncial statement as of December 31, 1999.
depreciation expense in the amount of TL3,473,463 was reclassified from general and administrative expenses to cost of sales in the ɔmpanying financial statements as of December 31, 1999.

ıciples of Consolidation

: consolidated financial statements of the Group include Anadolu Efes and the companies which it controls. This control is normally lenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able ,overn the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to .ority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition o to the date of disposal.
Investment in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influenc is exercised by the Company are accounted for by using the equity method.

Interbrew Efes is a Romanian legal entity. It was set up as a joint stock company in December 1994 by Efes Group under the name o Romanian Efes Brewery. In 2000, Interbrew Efes became a joint venture in the form of a jointly controlled entity with Interbrew Grou (see Note 5). Interests in Interbrew Efes are recognized by including the accounts using the proportionate consolidation basis, i.e. b including in the accounts under the appropriate financial statements headings of the Company's proportion of the joint venture revenue costs, assets and liabilities. An assessment of interests in joint ventures and other ventures is made when there are indications that the asset have been impaired or the impairment losses recognized in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidate financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to se off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously

Use of estimates

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect reporte amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporte amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertibl to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value

Receivables

Receivables are stated at face value, after provision for doubtful accounts.

Financial Instruments

Fair Value of Financial Assets and Liabilities:

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other tha in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriat valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Th following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimat fair value:

Financial Assets:

Monetary assets for which value approximates carrying value:

For cash and cash equivalents, due from related parties, receivables and other current assets (net of provisions) fair value is estimated t approximate carrying value due to their short-term nature.

For marketable securities fair value is estimated to approximate carrying value.

Balances denominated in foreign currencies are translated at year-end exchange rates.

It is not practical to determine the fair value of the equity participation which are not listed at the stock exchange.

The fair values of investment in associates are discussed in Note 10.

Financial Liabilities:

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, bank borrowings and other monetary liabilities are considered to approximate their respective carryin values due to their short-term nature.

The fair value of short term loans and short-term leasing obligations approximate their carrying values since they are denominated in foreig currencies.

The fair value of long-term debt and long-term lease obligations carrying variable interest rates is estimated to approximate its carryin value.

The fair values of long-term debt and long-term lease obligations carrying fixed interest rates are estimated by the management by discountin the remaining cash outflows (principal and interest) using the current market rates of interest for similar debt instruments

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of average cost. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs. Unrealizable inventory has been fully written off.

Investments

Investments held on a long term basis are valued at cost less any impairment value.

Property, Plant and Equipment

Property, plant and equipment, other than buildings, are stated at cost less accumulated depreciation and accumulated impairment loss (except machinery of Efes Productie). When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Depreciation is computed on straight-line, double-declining and "unit-case production" method (used by Efes Invest for plant and machinery) over the following estimated useful lives:

Buildings	25 years
Infrastructure	40 years
Machinery and equipment	5-12 years
Furniture and vehicles	3-15 years
Beverage coolers	10 years
Leasehold improvements	5 years

Finance Lease

Finance leases are recognized as assets and liabilities at equal amounts at the inception of the lease based on the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Amortization is provided after the leased assets are available for use and is based on the estimated useful life of the assets by using the straight-line method.

A finance lease gives rise to depreciation expense for the asset as well as a finance expense for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned (for the interest rates on financial leases see Note 16).

Operating Lease Payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Prepaid operating lease payments are amortized over the terms of agreement.

Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The amortization period and the amortization method are rewieved annually at each financial year end. The amortization ranges from 5 to 10 years.

Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets acquired as at the date of the exchange transaction is recorded as goodwill and recognized as an asset in the balance sheet. Goodwill is carried at cost less accumulated amortization. Goodwill is amortized on a straight-line basis over its useful life. The amortization period is determined at the time of the acquisition based upon the particular circumstances and ranges from 5 to 20 years.

Provisions

A provision is recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Revenue and Expense Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales, which exclude VAT; are recognized net of sales taxes and discounts and returns when delivery has taken place and transfer of risks and rewards has been completed.

Revenues and expenses are recognized on accrual basis.

Foreign Currency

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transaction. Balance sheet items denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising on settlement and translation of other foreign currency items have been included in financial expense, net, in the accompanying statements of income.

Employee Benefits

In accordance with existing social legislation, the Company is required to make lump-sum termination indemnities to each employee who has completed one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the accompanying financial statements the Company has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Company and subsidiaries' experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

There are no accumulated obligations related to employee retirement and termination benefits for the subsidiaries of the Company operating outside of Turkey.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Taxes

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or that entire deferred tax asset to be utilized. The subsidiaries operating in Romania have not booked deferred tax asset since recoverability is not probable.

Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Segments

Geographical and business segments: for management purposes the Company is organized on a world-wide basis into two major geographical area. The divisions are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment. Financial information on geographical and business segments are presented in Note 38.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between geographical segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events), are reflected in the accompanying financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Reporting of Cash Flows

Cash and cash equivalents presented in the accompanying consolidated statements of cash flows consist of cash on hand and deposits with banks.

5. Changes in Group's Organization

Acquisitions

- In November 2000, ERIC increased its share capital and Efes Breweries increased its shareholding from 99.2% to 99.9% in this increase.
- The Company has founded Efes Ukraine which is located in Ukraine, with 100% ownership at May 5, 2000.

Disposals

- On February 29, 2000, Efes Breweries International BV sold 7,745,258 shares, 49.98% (50% together with the shares sold by Anadolu Efes) of the share capital of Romanian Efes Brewery S.A to Interbrew Central European Holding B.V. and Interbrew International B.V. in return it has been paid a cash amount of TL15,204,729. In the accompanying financial statements as of December 31, 2000, a gain of TL8,718,166 is recognized, in the other income, as a result of this disposal of such shares.

Consequently, the name of the Efes Brewery Romanian S.A changed to the Interbrew Efes Brewery S.A. and it became a jointly controlled entity between the Group and Interbrew Group.

6. Cash and Cash Equivalents

	2000	1999
Cash on hand	647,893	566,762
Cash at banks	15,755,634	27,692,869
Other	-	111,690
	16,403,527	28,371,321

7. Trade Receivables - Net

	2000	1999
Accounts Receivable	24,401,675	19,382,575
Notes and post-dated cheques	23,465,405	11,704,578
Less discounts on notes and cheques	(1,208,541)	(686,835)
Less provision for doubtful accounts	(4,699,996)	(3,413,057)
Others, net	353,616	70,464
	42,312,159	27,057,725

8. Inventories

	2000	1999
Finished goods	8,011,573	10,154,979
Work-in-process	3,648,705	3,824,133
Raw materials and supplies	22,139,491	10,291,450
Merchandise	1,257,923	3,371,396
Supplies and others	12,200,699	6,683,890
Reserve for obsolescence	(3,978,311)	(404,640)
Advances Given and Goods in Transit	953,430	-
Others	585,974	3,727,580
	44,819,484	37,648,788

9. Other Current Assets

	2000	1999
VAT deductible	1,595,705	464,708
VAT to be transferred	659,123	438,674
Receivables from personnel	395,264	197,126
Prepaid expenses	1,987,777	939,975
Prepaid tax	3,891,876	2,106,724
Accrued income	101,193	127,573
Advances given to suppliers	611,276	4,726,244
Others	710,746	1,486,438
	9,952,960	10,487,462

10. Investments in Associates

The principal activities of associates are as follows:

Alternatifbank A.Ş. (Abank):

Abank was incorporated in Istanbul on November 6, 1991 as a commercial bank and commenced operations in February 1992. The bank provides banking services through 26 (December 31, 1999 – 26) branches in Turkey. The banks activities include corporate finance, mutual fund management, capital markets, investment banking and consumer and corporate banking operations.

Coca-Cola Bottlers of Turkey (CCBT):

Coca-Cola İçecek Üretim A.Ş. and Coca-Cola İçecek Dağıtım A.Ş. (referred to as Coca-Cola Bottlers of Turkey (CCBT)) handle production and distribution of soft drinks with Coca-Cola brand name in Turkey. Anadolu Efes is the shareholder of CCBT with 33.3% of share.

As of December 31, 2000 and 1999 the subsidiaries stated at cost and investment in associates of CCBT comprised the following:

		December31, 2000		December 31, 1999	
Entity	Country of business	Carrying Value	Ownership Interest %	Carrying Value	Ownership Interest %
Coca Cola Bottlers (CCBT)	Turkey	57,441,135	33.33	51,978,485	33.33
Abank	Turkey	16,350,470	23.00	17,071,095	23.00
		73,791,605		69,049,580	

Refer to Note 4 for detailed information.

11. Property, Plant and Equipment at Cost

	Cost						
	Balances at December 31, 1999	Currency Translation Effect	Disposal Through Subsidiary sold **(1)**	Additions	Transfers	Disposals	Balances at December 31, 2000
Land	4,951,953	(7,548)	-	20,149	-	-	4,964,554
Infrastructure	1,588,483	(98,509)	-	64,490	106,811	-	1,661,275
Land improvements	5,082,244	-	-	349,372	-	-	5,431,616
Machinery and equipment	280,953,728	(6,222,679)	(11,707,856)	7,202,129	2,494,774	(4,170,743)	268,549,353
Motor vehicles	17,292,184	(638,883)	(185,071)	2,706,644	-	(981,206)	18,193,668
Furniture and fixtures	51,573,678	(296,644)	(277,103)	16,732,438	59,658	(1,409,095)	66,382,932
Other tangible assets	10,665,245	(659,434)	-	1,726,178	(268,577)	(3,347,878)	8,115,534
Leasehold improvements	321,540	-	-	779,207	-	(16,182)	1,084,565
Advances Given	203,486	-	-	191,458	(203,629)	-	191,315
Construction in progress	696,661	(21,977)	-	5,261,913	(2,154,777)	(1,294,392)	2,487,428
	373,329,202	(7,945,674)	(12,170,030)	35,033,978	34,260	(11,219,496)	377,062,240

	Accumulated Depreciation and Impairment Losses							
	Balances at December 31, 1999	Currency Translation Effect	Disposal Through Subsidiary sold **(1)**	Charge	Impairment Losses	Transfers	Disposals	Balances at December 31, 2000
Land improvements	3,081,947	-	-	199,749	-	-	-	3,281,696
Infrastructure	22,917	(1,420)	-	45,680	-	-	-	67,177
Machinery and equipment	127,521,590	(591,941)	(808,133)	16,362,628	202,873	-	(367,604)	142,319,413
Motor vehicles	8,272,568	(173,194)	(49,039)	2,145,229	-	-	(578,552)	9,617,012
Furniture and fixtures	30,492,821	(89,510)	(50,046)	9,507,638	119,574	-	(177,630)	39,802,847
Other tangible assets	1,756,781	(108,373)	-	992,360	6,761	-	(784,423)	1,863,106
Leasehold improvements	171,284	-	-	219,515	-	-	(10,817)	379,982
	171,319,908	(964,438)	(907,218)	29,472,799	329,208	-	(1,919,026)	197,331,233
Net book value	202,009,294							179,731,007

(1) Such disposal is due to application of proportionate consolidation for Interbrew Efes (a consolidated subsidiary of Efes Brewery) as of December 31, 2000 (see Note 5)

Fully depreciated property plant and equipment

The gross carrying amounts of certain furniture items of TL102,769,009 are fully depreciated, as of December 31, 2000, but these items are still in active use.

Property, plant and equipment held for disposal

The carrying amount of property, plant and equipment retired from the active use and held for disposal amounted to TL1,234,032 as of December 31, 2000.

Equipment under finance lease

	Cost		Net book value	
	2000	1999	2000	1999
Machinery and Equipment	1,413,514	143,878	1,295,457	92,307
Motor Vehicles	2,159,344	858,811	1,298,217	596,753
Furniture and Fixtures	14,816,115	10,735,370	7,261,111	7,596,968

Land Lease

The brewery land in Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights as well as fixed assets are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreement with the European Bank for Reconstruction and Development.

As of October 1995, Interbrew Efes concluded an operating lease agreement with Ploiesti City Hall for a total amount of TL2,394,170, regarding the land beneath the factory's premises rented for 49 years. In addition, as of May 27, 1996, the lease agreement was extended for an extra land surface, with an additional cost of TL243,851, rented for the remaining period of 48 years.

Impairment Loss

The appropriate carrying value amounting to TL427,914 of machinery and equipment for IAS purposes was determined by an independent appraisal company, which engaged to perform a historic cost valuation of tangible assets, together with related accumulated depreciation as of December 31, 2000. Based on such valuation, ERIC calculated an impairment loss of TL329,208 and recorded it under other operating income/(expense)-net.

Borrowing Cost

Property, plant and equipment includes borrowing costs incurred in connection with the construction of certain assets. Borrowings costs capitalized as property, plant and equipment amounted to 0 and TL563,862 in 2000 and 1999, respectively. Capitalization rate used to determine the amount of borrowing cost eligible for capitalization is 9,31%.

12. Buildings

Cost	December 31, 2000	December 31, 1999
Beginning	120,200,421	90,587,726
Currency Translation Effect	(3,838,263)	2,034,219
Disposal through subsidiary sold (1)	(7,058,571)	-
Additions	628,799	28,168,833
Transfers	(34,260)	40,596
Disposals	(388,035)	(630,953)
	109,510,091	120,200,421

Accumulated Depreciation	December 31, 2000	December 31, 1999
Beginning	33,173,812	30,346,688
Currency Translation Effect	(146,849)	76,157
Disposal through subsidiary sold (1)	(97,742)	-
Charge for the year	3,302,480	2,750,967
Transfers	-	-
Disposals	(24,193)	-
	36,207,508	33,173,812
Net book value	73,302,583	87,026,609

(1) See Note (1) in Note 11.

13. Intangible Assets

	Cost					
	Balances at December 31, 1999	Currency Translation Effect	Disposal Through Subsidiary sold **(1)**	Additions	Disposals	Balances at December 31, 2000
Rights	67,859	(711)	(5,374)	27,963	(2,021)	87,716
Other intangible assets	2,173,463	(124,031)	(2,687)	35,458	-	2,082,203
	2,241,322	(124,742)	(8,061)	63,421	(2,021)	2,169,919

	Accumulated Amortization					
	Balances at December 31, 1999	Currency Translation Effect	Disposal Through Subsidiary sold **(1)**	Charge	Disposals	Balances at December 31, 2000
Rights	28,321	(311)	(2,351)	12,604	(2,015)	36,248
Other intangible assets	401,104	(24,874)	(336)	153,537	-	529,431
	429,425	(25,185)	(2,687)	166,141	(2,015)	565,679
Net book value	1,811,897					1,604,240

(1) See Note (1) in Note 11.

14. Goodwill

Cost	
Balance at January 1, 2000	65,411,320
Currency Translation Effect	(202,701)
Additions	331,852
Disposals	-
Balance at December 31, 2000	65,540,471

Accumulated Depreciation	
Balance at January 1, 2000	15,747,385
Currency Translation Effect	(61,646)
Charge for the year	4,924,781
Disposals	-
Balance at December 31, 2000	20,610,520
Net book value	44,929,951

15. Trade and Other Payables

	2000	1999
Trade payables	28,631,580	35,758,493
Post-dated cheques payable	547,898	-
Salaries, wages and employee benefits	3,759,097	2,025,101
Taxes other than on income	1,247,408	3,800,822
Interest, commissions and other	10,467,953	3,725,129
Advances taken	1,979,767	3,126,929
Other payables	9,490,792	8,000,420
	56,124,495	56,436,894

16. Short-term Loans

	2000	1999
Secured	537,412	-
Unsecured (*)	27,299,390	58,700,138
	27,836,802	58,700,138

(*) Loans amounting to TL5,393,601 is secured by corporate guarantee of related parties. TL1,843,323 of unsecured loans is taken from Oyex Handels Gmbh

17. Long-term Debt

Secured	2000	1999
Bank loan at 12 % interest rate maturing in 2000	-	2,852,537
Bank loan at Libor + 3.125% interest rate, maturing in 2003	2,015,295	6,195,657
Bank loan at Libor + 3.25% interest rate, maturing in 2004	2,800,252	8,211,698
Bank loan at Libor + 4.1% interest rate, maturing in 2004	18,222,439	22,935,603
DEM based finance lease obligations at 11% interest rate(***)	1,044,633	3,468,652
USD based finance lease obligations at 14% interest rate(***)	4,467,800	4,123,282
TL based finance lease obligations at 76% interest rate(***)	221,994	429,060
Total secured loans	28,772,413	48,216,489
Unsecured		
Bank loan at Libor+4.5% interest rate, maturing in 2000	-	1,627,122
Bank loan at 10.28%- 11.96% interest rate, maturing in 2000	-	11,264,628
Finance lease obligation at 10.56% interest rate, maturing in 2001	134,017	-
Bank loan at Libor+3.8% interest rate, maturing in 2001	-	2,148,534
Bank loan at Libor+5%-5.25% interest rate, maturing in 2001(**)	17,202,213	16,191,727
Bank loan at Libor+2%-2.5% interest rate, maturing in 2002	17,747,668	-
Bank loan at Libor+5% interest rate, maturing in 2002	850,454	-
Bank loan at 9.35%- 9.65% interest rate, maturing in 2002	27,000,160	35,981,616
Loan from Interbrew Central European Holding B.V. at Libor+3% interest rate, maturing in 2004(****)	1,402,309	-
Bank loan at Libor+3.75%-3.8% interest rate, maturing in 2001-2005(**)	5,328,440	5,908,469
Finance lease obligation at 8.25% interest rate, maturing in 2007	983,464	-
Other	320,251	7,026,659
Total unsecured loans	70,968,976	80,148,755
Total long-term debt	99,741,389	128,365,244
Less current portion	(45,295,877)	(40,458,880)
	54,445,512	87,906,364

Long-term bank borrowing of TL27,000,160 and long-term lease obligation of TL6,851,908 were arranged at fixed interest rates.

The Company Management estimate the fair value of the Group's long-term bank borrowings and long-term lease obligation as follows:

	2000
Long-term loans and lease obligations at variable interest rates	65,889,321
Long-term bank loans and lease obligations arranged at fixed rate	33,321,457
	99,210,778

Repayments of long-term debt are scheduled as follows (excluding finance lease obligation):

	2000	1999
2000	-	35,357,912
2001	39,905,798	42,266,710
2002	40,336,672	24,303,399
2003	7,494,709	9,889,536
2004	4,747,198	7,046,179
2005	390,967	1,285,619
Thereafter	14,136	194,895
	92,889,480	120,344,250

(**) Loans amounting to TL7,343,063 is secured by corporate guarantee of related parties
(***) Interest rates are calculated with weighted average
(****) A shareholder of Interbrew Efes

TL4,815,883 of loan from International Finance Corporation (IFC) are secured with:

- first rank mortgage on immovable assets of Interbrew Efes;
- first rank mortgage on movable assets of Interbrew Efes;
- assignment of all the Interbrew Efes' right, title and interest.

TL18,222,439 of European Bank for Reconstruction and Development (EBRD) loan is secured by:

- Efes Moscow's immovable and movable properties, including inventory balances;
- the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property;
- Efes Moscow's shares, held by the Efes Breweries.

In addition, the shares of Efes Invest, with the market value of approximately TL10,000 are also pledged as collateral to the loan referred to above.

As of December 31, 2000 Efes Moscow was in breach of certain covenants stipulated in the loan agreement with the EBRD. Under provisions of this loan agreement the EBRD has the right to call the full amount of the loan for immediate repayment. On June 14, 2001, EBRD and ZAO Moscow-Efes Brewery signed an agreement for an additional loan of USD17 million, to be used in the expansion of bottling line and production capacity of the brewery in Moscow. Further, on June 29, 2001, EBRD provided a written waiver to Efes Moscow whereby it agreed not to exercise or enforce its right to require compliance by Efes Moscow with the related covenant with respect to the period between January 1, 2001 and June 30, 2001. Management believes that, on the grounds of the past experience and the present business relations with the EBRD, if a further breach of the covenants in the loan agreement occurs subsequent to June 30, 2001, the risk of EBRD calling the loan for immediate repayment subsequent to June 30, 2001 is remote. Accordingly, no revisions to the classification of this loan, in comparison with the original repayment schedule, were made in these financial statements.

18. Employee Benefits Obligations

In accordance with existing social legislation, the Company and its consolidated subsidiaries incorporated in Turkey is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of TL588 and TL345 at December 31, 2000 and December 31, 1999 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the accompanying financial statements as of December 31, 2000 and December 31, 1999, the Company reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

Movements in the liability recognized in the accompanying balance sheets are as follows:

	2000	1999
Beginning balance	5,674,880	4,604,921
Interest cost	1,563,650	1,179,657
Net provision for the year/period	1,836,425	2,424,231
Monetary gain	(1,729,823)	(2,533,929)
Ending balance	7,345,132	5,674,880

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2000	1999
Discount rate	33	33
Expected rates of salary/limit increases	25	25

TL7,345,132 and TL5,674,880 of other long-term liabilities reflected in the accompanying financial statements as of December 31, 2000 and December 31, 1999 represent the Company's liabilities as of such dates calculated by using the Projected Unit Credit Method discussed above.

19. Share Capital

	2000	1999
Common shares, TL1,000, per value Authorised 25,083,737 thousand; issued and outstanding 25,083,737 thousand in 2000 and 1999	112,842,573	112,842,573

As of December 31, 2000, the Company's historical subscribed and issued share capital was TL25,084 billion (historical terms).

As of December 31, 2000 and 1999, the composition of shareholders and their respective % of ownership can be summarized as follows:

	December 31, 2000		December 31, 1999	
	Amount	%	Amount	%
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayii ve Ticaret A.Ş. (Yazıcılar Otomotiv)	7,321,866	29.19	7,321,866	29.19
Anadolu Endüstri Holding A.Ş.	2,180,463	8.69	2,180,463	8.69
Özilhan A.Ş.	4,270,963	17.03	4,270,963	17.03
Publicly Traded	11,310,445	45.09	11,310,445	45.09
	25,083,737	100.00	25,083,737	100.00
Restatement effect	87,758,836		87,758,836	
	112,842,573		112,842,573	

Share capital in the accompanying balance sheet represent cash contributions to share capital restated in year-end equivalent purchasing power.

20. Retained Earnings

Dividends

Cash dividends paid by the parent company in 2000 and 1999 were as follows:

	2000	1999
Anadolu Efes	2,089,853	2,699,520

21. Cost of Sales

Cost of sales comprises of the following expenses:

	2000	1999
Depreciation on property, plant and equipment	15,851,056	15,789,213
Inventory	97,076,971	89,301,445
Other Expenses	30,815,713	30,506,873
	143,743,740	135,597,531

22. Distribution and Selling Expenses

Distribution and selling expenses are analyzed as follows:

	2000	1999
Depreciation on property, plant and equipment	13,334,544	9,546,041
Inventory, packaging and loading	485,994	2,197,005
Maintenance expenses	1,622,242	855,936
Services received from third parties	1,387,107	548,134
Personnel expenses (Note 23)	17,752,860	16,563,621
Marketing expenses and Advertising expenses	32,371,420	29,212,826
Utilities and communication expenses	1,577,576	1,387,046
Rent expense	650,558	464,121
Other	3,763,517	3,823,948
	72,945,818	64,598,678

23. General and Administration Expenses

General and administration expenses include the following:

	2000	1999
Depreciation on property, plant and equipment	3,480,633	3,523,304
Amortization of goodwill	4,924,781	4,858,276
Personnel expenses (Note 24)	15,312,138	16,434,613
Audit, consulting and legal fees	1,784,899	1,547,402
Services received from third parties	6,333,228	7,076,341
Rent expense	1,429,599	717,537
Utilities and communication expenses	1,337,783	814,263
Retirement pay liability and vacation pay expenses	2,884,476	907,165
Marketing expenses and Advertising expenses	893,048	860,646
Maintenance expenses	739,368	399,838
Tax (other than income) expenses	5,979,323	1,358,279
Insurance expenses	1,553,199	1,747,961
Meetings and travel allowances	1,962,636	688,854
Other expenses	8,305,050	8,262,701
	56,920,161	49,197,180

24. Personnel Expenses and Average Number of Employees

	2000	1999
Wages and salaries	25,300,148	46,209,990
Other social expenses	20,101,531	26,447,874
	45,401,679	72,657,864

The average number of employees for the years were:

	2000	1999
Turkey	2,106	2,222
Other regions	1,783	1,887

25. Depreciation and Amortization Expenses

	2000	1999
Property, plant and equipment		
Cost of production	15,723,772	15,768,087
Distribution and selling and General administration	16,779,648	12,005,651
Other income (expense)	271,859	20,963
Intangible assets		
Cost of production	127,284	21,126
Distribution and selling and General administration	35,529	1,063,694
Other income (expense)	3,328	166
	32,941,420	28,879,687

26. Financial Expense – Net

	2000	1999
Foreign exchange gains	1,092,506	6,709,218
Interest income	2,553,939	8,175,013
Gain from sale of current marketable securities	647,738	1,353,344
Total financial income	4,294,183	16,237,575
Foreign exchange losses	(6,214,605)	(16,722,314)
Interest expense on borrowings	(18,630,898)	(19,090,929)
Other financial expense	(261,619)	(181,165)
Total financial expense	(25,107,122)	(35,994,408)
	(20,812,939)	(19,756,833)

27. Other Income/Expenses

As of December 31, 1999, TL12,236,367 represents the reversal of impairment raised for Abank.

As of December 31, 2000, TL8,718,166 (USD 12,978) represents the gain on sales of Interbrew Efes shares.

28. Income Taxes

(a) General Information:

The Company is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which Group companies operate.

Corporate taxes paid in Turkey are based on the taxable income.

In Turkey the combined maximum effective statutory tax rate on taxable income at December 31, 2000 and December 31, 1999 was 33% including corporation tax, withholding tax and mandatory contributions to Government funds.

In Turkey, the Tax Procedural Law does not provide a procedure for final agreement of tax assessments. Tax returns are filed within four months after the end of the year to which they relate to and the tax authorities may examine the accounting records and/or revise assessments within five years.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The total provision for taxes reflected in the accompanying financial statements is different from the amounts computed by applying the above mentioned effective tax rates. The principal reasons for such differences are explained below:

	December 31, 2000	December 31, 1999
Income before provision for taxes and minority interest (excluding monetary gain/(loss))	24,773,275	(4,615,558)
Permanent non-taxable items and non-tax deductible expenses	9,105,881	2,920,136
Basis for tax reconciliation below	33,879,156	(1,695,422)
Provision for corporate taxes at the corporation tax rate (25% - 35%)	10,841,330	(559,489)
Investment allowance, that is taxed at a lower rate and other items exempt from corporation tax, historical	(19,735,943)	(14,608,745)
Net benefit of items exempt from corporation tax but subject to income tax, historical	(1,350,919)	253,537
Other effects including restatement due to the effect of accounting for inflation	7,806,997	37,250,303
Provision for taxes per accompanying consolidated statements of income at December 31, 2000 money	(2,438,535)	22,335,606
Provision for taxes per accompanying consolidated statements of income at December 31, 2000 money		
- Current	(6,651,146)	(5,439,810)
- Deferred	9,089,681	(16,895,796)
	2,438,535	(22,335,606)

	2000	1999
Current tax expense	(6,651,146)	(5,439,810)
Deferred tax income/(expense)	9,089,681	(16,895,796)
	2,438,535	(22,335,606)

Components of deferred tax liability are as follows:

	December 31, 1999	Cumulative Translation Adjustment	Disposal through subsidiary sold	Credited/(charged) to income statement	December 2000
Loans and borrowings	211,272	(13,102)	(99,421)	(97,405)	1,34
Accruals	321,564	(19,941)	-	111,512	413,1
Loss carryforward	-	-	-	1,762,711	1,762,71
Vacation pay liability	45,696	-	-	303,278	348,97
Employee termination and other employee benefits	1,853,437	(933)	-	556,073	2,408,57
Prepayments	(191,936)	11,903	90,017	(15,451)	(105,46
Inventory	(483,080)	(1,199)	-	408,424	(75,85
Change in tax rate	-	-	-	(629,444)	(629,44
Capitalized employee termination benefits on inventory	(28,802)	-	-	14,163	(14,63
Participations	(9,749,976)	(92,257)	-	10,787,823	945,5
Fixed Assets	(29,562,564)	553,387	2,234,290	4,406,263	(22,368,62
Other	2,743,095	14,036	(10,077)	(1,663,833)	1,083,2
Net deferred tax liability	**(34,841,294)**	**451,894**	**2,214,809**	**15,944,114**	**(16,230,47**
Monetary gain	-	-	-	(6,854,433)	
Total	-	-	-	**9,089,681**	

Such deferred tax assets/liabilities are classified as follows in the accompanying balance sheets:

	2000	1999
Deferred tax asset	2,547,503	2,053,402
Deferred tax liability	(18,777,980)	(36,894,696)
	(16,230,477)	(34,841,294)

For the subsidiaries operating in Romania, deferred tax asset, arising principally from the statutory tax losses carried forward to offset against future taxable income up to 5 years in accordance with the related tax legislation, is not reflected in the accompanying consolidated financial statements on the assumption that the subsidiaries will not be able to realize this asset amounting to TL616,009 in the foreseeable future.

29. Reorganization of Operations and Going Concern Assumptions

Going Concern Assumption of ERIC

In 2000, ERIC incurred a significant loss of TL6,883,575 and its shareholders' deficit amounted to TL2,470,079 as of December 31,2000.

In July 1998, ERIC's operation was ceased and transferred to another group of companies incorporated in Romania.Since February 2000 until December 2000, the Subsidiary started its operations and was the sole distributor of Efes Pilsener beer in Romania. Although the shareholders increased the share capital and did not collect the short-term payables to group Companies during 2000, the Subsidiary was not able to continue its operations. The Group's management believes that the Subsidiary will not continue its operation and therefore the accompanying financial statements include adjustments related to the recoverability of asset carrying amount and classification of liabilities.

Furthermore, in order to pay back the short-term loans and trade payables, Efes Breweries is contemplating to increase share capital through conversion of loans due from this subsidiary and through additional capital injection during the first half of year 2001. To fulfill this commitment, the Subsidiary received additional loans amounting to TL3,023,614 from Efes Breweries between January and April 2001, which subsequently will be converted into shares together with other loans payable to Efes Breweries, which loans amount to TL679,154 as of December 31, 2000.

The carrying amounts of total assets and liabilities of ERIC were as follows:

	December 31, 2000 TL
Current Assets	2,133,526
Non-current Assets	862,546
Total Assets	2,996,072
Total Liabilities	(5,466,152)
Net Liabilities	(2,470,080)

Insufficient equity issue

ERIC recorded statutory accounting loss in amount of TL4,522,322 as of December 31, 2000. In addition, it recorded statutory accounting losses during the past year. Therefore, as of December 31, 2000 the accumulated statutory deficit exceeds ERIC's share capital.

According to such interpretation of the current Company Law, in case of a loss which exceeds 50% of the share capital, the share capital should be increased, decreased to the remaining value or to the minimum limit provided by law. Although it is not practically applied in case none of these actions is performed within nine months from the moment the loss exceeded 50% of the share capital, the Company Law may provide for the dissolution of ERIC.

Going Concern Assumption of Efes Productie

Efes Productie is currently a dormant company.

The carrying amounts of total assets and liabilities of the discontinued operations were as follows:

	December 31, 2000 TL
Current Assets	18,809
Non-current Assets	427,914
Total Assets	446,723
Total Liabilities	(893,447)
Net Liabilities	(446,724)

The Company intends to settle balances payable to third parties and related parties by a share capital increase.

Going Concern Assumption of Efes Moscow

Efes Moscow's current liabilities as of December 31, 2000 exceeded its current assets by TL24,366,260. This raises doubts that sufficient cash flows will be available in the future to settle these liabilities as they fall due.

To mitigate this risk referred to above Efes Moscow's ultimate shareholder, if required, will it by providing a guarantee for the loan of Yapı Kredi Bank up to TL7,053,533 and the loan of Sberbank up to TL3,022,943 thousand.

Going Concern Assumption of CC Rostov

In the current year, CC Rostov management decided to discontinue the bottling and distribution operation of Coca-Cola products in the Rostov and Krasnodar regions from July 2000 because of the decreasing demand in the market. On October 18, 2000, Efes Invest signed an "Asset Sale Agreement" with Coca-Cola Bottlers Volgograd to sell some assets relating to the Coca-Cola operations. The book value and sale prices of these assets are as follows:

	Net Book Value TL	Selling Price TL	Loss on Sale TL
Chemicals and stocks	216,980	216,980	-
Bottles and cases	347,974	204,888	143,086
Advertising materials	613,993	89,345	524,648
Total Inventory	1,178,947	511,213	667,734
Post and premixes	1,621,641	1,337,484	284,157
Moulds	634,818	356,035	278,782
Production line (1)	2,720,648	1,019,739	1,700,909
Total Fixed Assets	4,977,107	2,713,258	2,263,848
TOTAL ASSETS SOLD	6,156,054	3,224,471	2,931,582

The total production capacity of production line (1) and aggregated capacity usage were 195,491,370 unit cases and 2,755,546 unit cases, respectively, as at the date of the sale transaction.

Efes Invest has started further restructuring activities and negotiations with the Coca-Cola Export Corporation (TCCEC) for the forgiveness of debts amounting to an aggregate of TL1,796,971 and transfer of 10% shares from TCCEC to Efes Invest. If the contracts are signed, TCCEC will waive all rights, title, and interest in debt of TL1,796,971 and Efes Invest will purchase the 10% shares held by TCCEC at a price of USD1. As of the reporting date, the negotiations are continuing and a gain of TL1,796,971 arising from the transaction may be included in the statement of operations for the year ended December 31, 2001 after the finalization of negotiations.

30. Notes to Cash Flow Statements

Cash flows from acquisition and disposal of subsidiaries:

	2000		1999	
	Acquisition	Disposal	Acquisition	Dispos
Cash and cash equivalents	-	115,544	-	
Receivables	-	455,457	-	
Inventories	-	811,492	-	
Other current assets	-	93,375	-	
Property, plant and equipment and building and intangibles	-	18,229,015	-	
Other long-term assets	-	929,051	-	
Accounts payable and accrued expenses	-	(1,531,624)	-	
Short-term and long-term loans	-	(10,311,593)	-	
Other L/T liabilities	-	(2,304,154)	-	
Net assets disposed	-	6,486,563	-	
Cash and cash equivalent	-	15,204,729	-	
Goodwill	-	-	-	
Currency translation differences reclassified from equity	-	-	-	
Gain on disposal	-	8,718,166	-	
Net cash flow	-	8,718,166	-	

31. Financial Instruments

Foreign exchange risk

The Group's operations are predominantly performed in countries where the economy experiences high and variable levels of inflation. The currency is also subject to continuous devaluation against the USD.

The following table summarizes the exchange rate of the local currencies to 1 USD:

		December 31, 2000	December 31, 1999
Ruble/USD	Russia	28.16	27.00
ROL/USD	Romania	25,926	18,255
UAH/USD	Ukraine	5.43	3.43
Manat/USD	Azerbaijan	4,373	4,376
Tenge/USD	The Repubic of Kazakhstan	144.50	138.30
Som/USD	Kyrghyzstan	48.30	45.90
Manat/USD	Turkmenistan	17,500	5,200
T.Ruble/USD	Tajikistan	2,200	(*) -
TL/USD	Turkey	671,765	540,098

(*) The exchange rate of the local currencies could not be obtained

The following table summarizes the annual rate of inflation for each year in the 3-year period ended December 31, 2000

	2000 (%)	1999 (%)	1998 (%)
Romania	40.7	54.8	40.6
Russia	20.2	36.5	84.4
Ukraine	25.8	19.2	20.0
Kazakhstan	9.8	17,8	1.9
Kyrghyzstan	9.6	39.9	16.8
Azerbaijan	1.8	-8.6	-0.8
Turkmenistan	20	25	30
Tajikistan	15	27.5	43.3
Turkey	32.7	62.9	54.3

Turkish Currency exchange

During the week starting on February 19, 2001, prices of equity and domestic debt securities traded in Istanbul Stock Exchange declined steeply, interbank money market and public and private sector borrowing interest rates increased significantly and banking system was confronted with liquidity problems. Upon these developments in the financial markets, on February 22, 2001 adoption of a free-floating exchange system instead of the managed exchange rate system which has been followed to date, was announced. As of June 29, 2001, US dollar foreign currency buying and selling rates announced by the Central Bank of Turkey were TL1,267,415 (full) and TL1,273,528 (full), respectively, as compared to the rates of TL671,765 (buying) and TL675,004 (selling) as of December 31, 2000. Net foreign currency exposure for the parent company (Anadolu Efes) and consolidated subsidiaries in Turkey (Ef-Pa and Tarbes) as of December 31, 2000 and December 31, 1999 are approximately TL69,590,696 and TL88,201,962, respectively.

Romanian Currency exchange

The Companies in Romania undertake transactions denominated in non- USD currencies. These activities may result in foreign currency exposure. These Companies do not hedge their foreign currency risks.

Russia Currency Exchange

Efes Moscow's principal currency exchange rate risk arises from the fact that the vast majority of cash outflows as well as accounts payable balances are hard currency denominated, while cash inflows are primarily ruble-denominated. Consequently, any significant decrease in the Ruble to US dollar exchange rate may have a significant negative effect on the Efes Moscow's financial position and results of its operations.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into hard currencies and establish requirements for conversion of hard currency sales to rubles.

The Company undertakes transactions denominated in non-USD currencies. These activities may result in foreign currency exposure. The Company does not hedge its foreign currency risks.

Foreign currency assets and liabilities

The Company and the subsidiaries do not hedge investments, receivables, accounts payables, lease obligations and borrowings denominated in a foreign currency. The Company and subsidiaries do not hedge their estimated foreign currency exposure in respect of sales and purchases.

Net foreign currency exposure for the parent company (Anadolu Efes) and consolidated subsidiaries in Turkey (Ef-Pa and Tarbes) as of December 31, 2000 and December 31, 1999 are approximately TL69,590,696 and TL88,201,962 respectively.

Liquidity risks

Liquidity risk arises from the possibility that customers may not be able to settle obligations to foreign subsidiaries within the normal terms of trade. To manage this risk the Company periodically assesses the financial viability of customers. Liquidity risk arises from the possibility that a market for derivatives may not exist in some circumstances.

Credit Risk

The credit risk of foreign subsidiaries of Efes Invest is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by Efes Invest's management based on prior experience and the current economic environment.

Price Risk

The foreign subsidiaries of Efes Invest are exposed to exchange rate fluctuations due to the nature of businesses. Their imports are in US dollars and European currencies. These currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore interest rate risk arise due to fluctuations in domestic and international markets.

32. Leases

Lessee - Finance Lease

Property leased by the Company and its subsidiaries include buildings, machinery and equipment. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 2 to 7 years with options to renew at varying terms. Certain leases provide for contingent payments based upon a percent of sales. Contingent rentals associated with finance leases in 2000 and 1999 were TL7,739,261 and nil, respectively, and accordingly have been charged to expense as incurred. The following is an analysis of assets under finance leases:

	2000	1999
Buildings, machinery and equipment	1,413,514	143,878
Motor vehicles	2,159,344	858,811
Furniture and fixtures	14,816,115	10,735,370
Accumulated depreciation	(8,534,189)	(3,452,031)
Net book value	9,854,784	8,286,028

Future minimum lease payments for the above finance leases are as follows:

Next 1 year	5,994,329
1 year through 5 years	1,438,607
After 5 years	306,325
Total minimum lease obligations	7,739,261
Executory costs	-
Net minimum obligations	7,739,261
Interest	(887,352)
Present value of minimum obligations	6,851,909
Representing finance lease liabilities:	
- current	5,390,079
- non-current	1,461,830

Lessee - Operating Lease

Efes Breweries has various operating lease agreements for lands in Romania and in Russia, which its subsidiaries operate on. Lease terms do not contain restrictions on Efes Breweries' activities concerning dividends, additional debt or further leasing. Operating leases consisted of the following:

As of October 1995, Interbrew Efes concluded an operating lease agreement with Ploiesti City Hall for a total amount of USD3,564 regarding the land beneath the factory's premises rented 49 years. In addition, as of May 27, 1996, the lease agreement was extended for an extra land surface, with an additional cost of USD363, rented for the remaining period of 48 years.

As of December 31, 2000, prepayment for the lease agreement is amounting to 678,483.

	December 31, 2000	December 31, 1999
Prepaid lease for less than one year	26,871	32,252
Prepaid lease for more than one year	651,612	1,508,675
	678,483	1,540,927

As of March, 1997, Efes Moscow concluded an operating lease agreement with Moscow City Government for an amount of USD11,620, annually, regarding the land beneath the factory's premises rented for 49 years. The payments are done quarterly and annual payment is adjusted with a coefficient, which is determined annually in accordance with the related law. No prepayment for the lease agreement was done as of December 31, 2000.

As of May, 1998, Efes Moscow concluded an operating lease agreement with Moscow City Government for an amount of USD14,016, annually, regarding the land beneath the factory's premises rented for 49 years. The payments are done at the end of every six month and annual payment is adjusted with a coefficient, which is determined annually in accordance with the related law. No prepayment for the lease agreement was done as of December 31, 2000.

33. Commitments and Contingencies

- **Efes Invest**

a) In accordance with Baku CC's loan agreement with the IFC, Baku CC has certain covenants to fulfill during its long term debt period, notably limitations on acquiring short term debt, the paying of dividends, and the granting of lines and other commitments given to third parties. Additionally, IFC has signed the following agreements with Efes Invest and Baku CC:

- a Capital Purchase Agreement which calls for IFC to purchase 10% of Baku CC at a price of TL1,541,701. This Capital Purchase Agreement was exercised during 1998 when IFC acquired 10% of Baku CC from Efes Invest.
- a Capital Retention Agreement which requires Efes Invest to retain at least a 51% interest in the share capital of Baku CC, and,
- a Put Option Agreement which provides IFC the right to sell to Efes Invest their shares of Baku CC at any time during the put period beginning either on the third anniversary of the Capital Purchase Agreement or on the date of occurrence of an event of default of the loan agreement.

b) In accordance with the loan agreement signed with F.M.O., CC Bishkek has certain covenants to fulfill during the long-term debt period, notably, limitations on acquiring new debt, and the granting of liens and other commitments given to third parties. CC Bishkek also has agreed not to create or permit to exist any liens on any property, revenues or other assets; incur, assume or permit to exist any liabilities, guarantees or other commitments for amounts owed by other third parties other than the ones disclosed to F.M.O.

c) The payment of debt outside of Turkmenistan is subject to the permission of the governmental authorities. The governmental authorities approve rarely the transfer of money out of the country. Therefore, Turkmenistan CC could not pay its debts to suppliers. Turkmenistan CC purchases raw materials through barter. Therefore, the Company's gross profit margin has been decreased sharply since official rate determined by Turkmenistan Central Bank is lower than the market rate.

d)	December 31, 2000
Letters of Guarantee given	78
Mortgages given	1,141
	1,219

- Anadolu Efes, Ef-Pa and Tarbes

As of December 31, 2000, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices amounting to TL37,860,859 (December 31, 1999 – TL43,804,571) and the shares given as collateral.

As of December 31, 2000 the investment allowance of Anadolu Efes that is carried forward to the next year is TL3,144,794 which includes TL1,581,578 carried from the year 1999. The investment allowance in the amount of TL4,191,775 is being used with the prior allowance exception in tax current year tax calculation.

870 million shares of Efes Invest are given as collateral for the investment loan taken Efes Moscow. In addition, 996,512 shares of Efes Moscow are pledged to European Bank of Reconstruction and Development for the loan taken by Efes Moscow.

The affirmative and negative covenants of the loan agreement due to the private placement arranged by J.P. Morgan Securities INC. are summarized as follows:

Affirmative Covenants

(1) Compliance with law
(2) Maintain Insurance with respect to its properties etc.
(3) Maintenance of properties
(4) Payment of taxes and claims
(5) Keep its corporate existence of its subsidiaries, etc.
(6) Availability of foreign exchange
(7) Dividend policy
(8) Ranking of obligations
(9) Registration of the agreement

Negative Covenants

(1) Transactions with affiliates
(2) Merger, consolidation, etc.
(3) Maintenance of Financial Condition
(4) Combined net indebtness
(5) Limitations on Liens
(6) Sale of assets.
(7) No ERISA plans

The company, or its respective ERISA affiliates will not maintain or contribute to any plan.

34. Related Party Transactions

For the purposes of accompanying consolidated financial statements, the shareholders of the Company and its consolidated subsidiaries or their associates and the companies which are identified to be controlled by/associated with them are referred to as related parties.

(1) Balances with Related Parties

Balances with related parties are separately classified in the accompanying balance sheets.

(2) Transactions with Related Parties

The major transactions with related parties during the period ended December 31, 2000 and 1999 are as follows:

	December 31, 2000	December 31, 1999
a) Sales of goods and services:		
Knyaz Rurik OAO (2)	22,724	167,605
Alternatif Yatırım Ortaklığı (1)	24,452	-
Efes Kırgız Distribution (3)	14,621	-
Anadolu Endüstri Holding (1)	1,230	-
	63,027	167,605
b) Purchases of property, plant and equipment		
Oyex (1)	-	291,326
Anadolu Isuzu (1)	360,029	3,623
Abank (1)	-	1,457,061
Çelik Motor Ticaret A.Ş. (1)	-	12,683
Anadolu Honda Otomobilcilik A.Ş. (1)	130,369	9,226
Interbrew Efes Brewery (4)	531,366	-
Others	805,842	-
	1,827,606	1,773,919
c) Sales of property, plant and equipment		
C.C. Volvograd (5)	3,224,472	-
	3,224,472	-
d) Purchases of goods and other charges:		
Anadolu Endüstri Holding A.Ş. (1)	4,530,357	3,474,761
Anadolu Isuzu (1)	2,684,146	10,645,497
Efestur Turizm İşletmeleri A.Ş. (1)	3,005	7,813
Oyex (1)	491,928	678
Otopar Sanayi ve Ticaret A.Ş. (1)	-	-
Aeh und Co. (1)	45,119	68,306
Knyaz Rurik OAO (2)	731,785	-
Çelik Motor Ticaret A.Ş. (1)	-	116,595
Maltery Mutena (2)	1,710,314	1,030,580
CC Stravrapol (5)	159,880	-
CC Volvograd (5)	39,634	-
The Coca- Cola Corporation Companies (5)	5,887,348	7,245,222
Interbrew Efes Brewery (4)	2,596,708	-
Efes Pilsen Sport Club	8,974,800	-
Others	687,568	840,793
	28,542,592	23,430,245

e) Financial (income)/expense, (net):		
Abank (1)	7,242	(724,581)
Anadolu Endüstri Holding A.Ş.(1)	19,965	(1,432,153)
Interbrew Efes Brewery (4)	(73,894)	-
	(46,687)	(2,156,734)

f) Sales of goods and services included in other income:		
Anadolu Endüstri Holding A.Ş.(1)	4,266	260,584
Anadolu Isuzu (1)	67,487	-
Coca-Cola Bottlers (CCBT)(3)	-	937,584
Interbrew Efes Brewery(4)	26,828	-
Efestur Turizm İşletmeleri A.Ş.(1)	94,098	-
Otopar(1)	138,538	-
Other	44,234	-
	375,451	1,198,168

(1) Related party of Yazıcılar Otomotiv (refer to Note 19).
(2) Other investment of the Group.
(3) Group's investment in associate.
(4) Joint venture of Efes Breweries International.
(5) Related party of Efes Invest.

(3) Emoluments of the Board of Directors

(a) No provision in 2000 and 1999 has been recorded for pensions of former members of the Board of Directors and their dependents.

(b) No remuneration is given to Directors in 2000 and 1999.

(c) There are 200,000,000 shares held by members of the Board of Directors.

35. Subsequent Event

Revaluation of fixed assets

On 1 January 2001, Efes Moscow revised the tax base of its fixed assets reported in the Russian statutory accounting records by recognizing the effect of an appraisal of certain fixed assets (machinery and equipment) as of the above date performed by a local appraisal company. Based on the results of such appraisal, the net book value of fixed assets reported in the Russian statutory accounting records as of January 1, 2001 has been increased. Management believes that this revision of the tax base of the Efes Moscow's fixed assets will allow the Efes Moscow to significantly reduce the net amount of the deferred tax liability recognized as of December 31, 2000. The tax effect of the revision of the tax base of the Efes Moscow's fixed assets will be reflected in the financial statements for the year ended December 31, 2001.

Shares acquisition by EBRD

In October 2000 Efes Moscow and the Company, signed a share purchase agreement with the EBRD.

Under the terms of this agreement the EBRD agreed to acquire 10% of the Efes Moscow's outstanding shares owned by the Company. This transaction has not been completed as of December 31, 2000. The agreement referred to above was subject to performance by Efes Moscow of all their obligations under the loan agreement. Subsequently at March 1, 2001, the 10% shareholding of the EBRD was registered in Moscow.

New loan facility

Subsequent to year-end, Efes Ukraine reached an agreement with Melnl Bank AG on a long term credit line amounting up to TL4,030,590 with maturity date on December 31, 2003 and interest rate of 7% p.a. and also see Note 17.

Share capital contribution

Efes Invest Holland B.V., a 100% subsidiary of Efes Invest, has decided to make a capital contribution of TL11,218,476 (USD16,700,000) into the share capital of CC Rostov. As the legal procedures have not been completed as of the report date, the cash transfer by Efes Invest Holland B.V. has not been performed yet.

The Company has decided to increase its share capital from TL25,083,000 (historical) to TL50,167,000 (historical) from internal sources, in June 2001.

Efes Invest decided to increase its share capital by TL10,319,400 million by cash contribution, as of February 27, 2001.

Leasing contract

CC Rostov plans to sign an operational leasing contract with Efes Moscow Breweries. In accordance with the plan, Efes Moscow Breweries will use the plant, including all fixed assets, for beer production and supply beer products into the Rostov region. CC Rostov will charge TL839,706 per year for the leased assets.

Devaluation in Turkey

Refer to Note 31.

Sale of share

The Company has sold 1,750 shares of its participation Interbrew Efes with nominal value TL763,693,333 to Interbrew Central European Holding B.V., reducing its participation share to 0.0565%.

Share capital contribution

Efes Breweries, a participation of the Company, has increased its share capital from NLG 180.000.000 to NLG 230.000.000. The Company decided to fully provide its share capital contribution to the increase. Cypex decided to increase its share capital from TL101,500 to TL164,842 as of April 16, 2001.

Opening of new subsidiary

The Company decided to open a new subsidiary in Tuzla – Istanbul, "Anadolu Efes Biracılık ve Malt Sanayii A.Ş. İstanbul Deri ve Endüstri Serbest Bölge Şubesi," with capital of TL 5,000.

Suretyship for Efes Karaganda

The Group decided Ef-Pa to provide suretyship for the TL671,765 credit of Efes Karaganda to be obtained from Kazakhstan Ziraat International Bank.

Dividend distribution

As of March 30, 2001, Anadolu Efes (the parent company) decided to distribute dividends from net income of 2000, amounting to TL5,016,747 million.

Cypex decided to distribute dividend from net income of 2000 amounting to TL44,000 million, as of April 16, 2001.

36. Earnings Per Share

Earnings per share ("EPS") disclosed in the accompanying consolidated statements of income are determined by dividing net income/(loss) by the weighted average number of shares that have been outstanding during the related year/period.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares ("Bonus Shares") to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments which are immediately reinvested in the shares of the Company are regarded similarly. Accordingly, the weighted average number of shares used in the EPS computations is derived by giving retroactive effect to the issue of such shares.

	For the Year Ended December 31, 2000		
	Income	Weighted Average Number of Shares (thousands)	Earnings Per Share Amoun (full)
Net profit attributable to shareholders	53,088,097	25,083,737	2,116
Less: Preferred Dividends	-	-	-
Basic Earnings per Share	**53,088,097**	**25,083,737**	**2,116**
Net profit available to common shareholders	53,088,097	25,083,737	2,116

	For the Year Ended December 31, 1999		
	Loss	Weighted Average Number of Shares (thousands)	Loss Per Share Amount (full)
Net profit attributable to shareholders	(8,133,506)	25,083,737	(324)
Less: Preferred Dividends	-	-	-
Basic Earnings per Share	**(8,133,506)**	**25,083,737**	**(324)**
Net loss available to common shareholders	(8,133,506)	25,083,737	(324)

37. Supplementary Sales Information:

In the years ended December 31, 2000 and December 1999, the Company has realized export sales of third party products amounting to TL7,611,068 and TL12,161,871, respectively.

As of December 31, 2000 and December 31, 1999 the amount of total sales tax accrued over sales by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. is TL72,629,226 and TL34,458,235, respectively.

38. Segmental Information

Geographical Segments

Information per geographical segments as of December 31, 2000 and 1999 are as follows:

	December 31, 2000			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues				
External Sales	235,065,221	81,270,005	-	316,335,226
Inter-segment Sales	1,615,744	29,326	(1,645,070)	-
Total Revenues	236,680,965	81,299,331	(1,645,070)	316,335,226
Result				
Segment Result	139,670,217	34,566,339	(1,645,070)	172,591,486
Operating Profit	44,853,633	(483,056)	(1,645,070)	42,725,507
Financial Income/(Expense)	-	-	-	(20,812,939)
Share of net profit associates	-	-	-	9,185,071
Income Taxes	-	-	-	2,438,535
Profit from Ordinary Activities				33,536,174
Other Expense	(9,835,103)	3,510,739	-	(6,324,364)
Monetary Gain/Loss and translation gain/loss	-	-	-	19,010,461
Minority Interest	-	-	-	6,865,826
Net Profit	-	-	-	53,088,097
Other Information				
Segment Assets	353,713,470	101,888,976	(7,552,871)	448,079,575
Investment in Equity Method Associates	73,791,605		-	73,791,605
Consolidated Total Assets	427,505,075	101,888,976	(7,552,871)	521,871,180
Segment Liabilities	151,819,138	106,754,533	(7,522,870)	251,050,801
Consolidated Total Liabilities	-	-	-	251,050,801
Capital Expenditure	25,016,335	11,041,715	-	36,058,050
Depreciation	27,686,680	10,179,521	-	37,866,201
Non-cash expenses other than depreciation	3,384,064	16,011	-	3,400,075 (*)

(*) This amount represents provision for employee benefits obligations

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and intangible assets and goodwill
Beer	287,429,407	533,577,536	34,637,938
Soft drinks	30,844,763	94,118,879	1,420,112
Intersegment sales	(1,938,944)	-	-
Eliminations	-	(105,862,853)	-
Total	316,335,226	521,833,562	36,058,050

	December 31, 1999			
	Domestic	Foreign	Elimination	Consolidated
Revenues				
External Sales	215,680,014	56,104,471	-	271,784,485
Inter-segment Sales	3,745,991	-	(3,745,991)	-
Total Revenues	219,426,005	56,104,471	(3,745,991)	271,784,485
Result				
Segment Result	119,946,509	16,240,803	(358)	136,186,954
Operating Profit	38,607,660	(16,216,206)	(358)	22,391,096
Financial Income/(Expense)	-	-	-	(19,756,833)
Share of net profit associates	-	-	-	7,423,448
Income Taxes	-	-	-	(22,335,606)
Profit from Ordinary Activities	-	-	-	(12,277,895)
Other Expense	(11,271,779)	(3,401,490)	-	(14,673,269)
Monetary Gain/Loss and translation gain/loss	-	-	-	11,117,754
Minority Interest	-	-	-	7,699,904
Net Profit	-	-	-	(8,133,506)
Other Information				
Segment Assets	314,366,117	169,538,951	(12,950,271)	470,954,797
Investment in Equity Method Associates	69,049,580	-	-	69,049,580
Consolidated Total Assets	383,415,697	169,538,951	(12,950,271)	540,004,377
Segment Liabilities	186,796,017	143,627,446	(22,703,389)	307,720,074
Consolidated Total Liabilities				307,720,074
Capital Expenditure	18,442,736	26,034,324	-	44,477,060
Depreciation	24,260,601	9,477,362	-	33,737,963
Non-cash expenses other than depreciation	3,618,907	(15,019)	-	3,603,888 (*)

(*) This amount represents provision for employee benefits obligations

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment a intangible assets and goodwill
Beer	236,148,362	496,113,856	42,520,462
Soft drinks	38,564,039	127,521,947	1,956,598
Intersegment sales	(2,927,916)	-	-
Eliminations	-	(83,748,881)	-
Total	271,784,485	539,886,922	44,477,060

TURKISH BEER OPERATIONS

ANADOLU EFES BİRACILIK VE MALT SAN. A.Ş.
Anadolu Cad No:3 Esentepe-Kartal İstanbul / TURKEY
Phone :+90 (216) 473 22 22 (PBX)
Fax :+90 (216) 488 78 63

İSTANBUL BREWERY
Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5
Bahçelievler - İstanbul / TURKEY
Phone :+90 (212) 642 91 00 (PBX)
Fax :+90 (212) 556 62 04

LÜLEBURGAZ BREWERY
E-5 Karayolu Üzeri Evrensekiz Kavşağı PK:10
Evrensekiz 37790 Lüleburgaz / TURKEY
Phone :+90 (288) 443 98 00 (PBX)
Fax :+90 (288) 443 98 25

İZMİR BREWERY
Kemalpaşa Cad. No:35 Işıkkent 35070 İzmir / TURKEY
Phone :+90 (232) 436 22 10
Fax :+90 (232) 436 19 40

ANKARA BREWERY
PK 30 Kazan 06980 Ankara / Turkey
Phone :+90 (312) 814 37 00 (PBX)
Fax :+90 (312) 814 37 10

ADANA BREWERY
Ceyhan Yolu 5. km. 01099 Adana / TURKEY
Phone :+90 (322) 346 18 18 (PBX)
Fax :+90 (322) 346 00 44

ÇUMRA MALTERY
Çumra Yolu 30. km. PK:399 42152 Konya / TURKEY
Phone :+90 (332) 458 26 64 (PBX)
Fax :+90 (332) 359 86

AFYON MALTERY
Ankara Karayolu 6. km. PK:17 03107 Afyon / TURKEY
Phone :+90 (272) 215 88 08 (2 lines)
Fax :+90 (272) 213 31 30

EFES PAZARLAMA VE DAĞITIM TİCARET A.Ş.
Anadolu Cad. No:3 Esentepe-Kartal İstanbul / TURKEY
Phone :+90 (216) 473 22 22 (PBX)
Fax :+90 (216) 488 78 63

TARBES TARIM ÜRÜN ve BESİCİLİK SAN. ve TİC. A.Ş.
Pazaryeri-Bilecik / TURKEY
Phone :+90 (228) 381 20 63 - 381 21 00 (2 lines)
Fax :+90 (228) 381 21 02

INTERNATIONAL BEER OPERATIONS

EFES BREWERIES INTERNATIONAL B.V.
Johannes Varmeerstraat 24, 1071 DR
Amsterdam, THE NETHERLANDS
Phone :+31 20 664 44 61
Fax :+31 20 664 77 47

EFES HOLLAND TECHNICAL MANAGEMENT CONSULTANCY B.V.
Johannes Varmeerstraat 24, 10710 DR
Amsterdam, THE NETHERLANDS
Phone :+31 20 664 44 61
Fax :+31 20 664 77 47

MOSCOW EFES BREWERY Z.A.O.
113546 Birulevo, Promzona 28A, Ulitza Podolskikh
Kursantov, RUSSIAN FEDERATION
Phone :+7 095 385 13 14
Fax :+7 095 385 17 00

MUTENA MALTERY, C.J.S.C
113546 Birulevo, Promzona 28A, Ulitza Podolskikh
Kursantov, RUSSIAN FEDERATION
Phone :+7 095 385 13 14
Fax :+7 095 385 17 00

INTERBREW EFES BREWERY S.A.
287 Gh.Gr Cantacuzino Str. Ploiesti 2000 / ROMANIA
Phone :+40 44 111 022
Fax :+40 44 111 762

EFES ROMANIA INDUSTRIE ŞI COMERT S.A.
Basarabia Bulevardul 250 Bucharest, ROMANIA
Phone :+401 255 09 10
Fax :+401 324 87 00

EFES KARAGANDA BREWERY J.S.C.
75 Gogol Str. 470046 Karaganda, KAZAKHSTAN
Phone :+7 3212 410 779
Fax :+7 3212 432 520

CYPEX CO. LTD.
Server Somuncuoğlu Sk. Yağcıoğlu İşhanı Kat:3
Nicosia, Northern Cyprus
Phone :+90 (392) 227 21 21 - 227 28 56
Fax :+90 (392) 228 34 16

INTERNATIONAL COCA-COLA OPERATIONS

EFES SINAİ YATIRIM HOLDİNG A.Ş. (EFES INVEST)
Ankara Asfaltı Yüzbeşevler Halk Sk. No:56
Erenköy-İstanbul / TURKEY
Phone :+90 (216) 467 27 00 (PBX)
Fax :+90 (216) 467 26 87 - 88

COCA-COLA ROSTOV BOTTLERS J.S.C.
Davatora 148 344104 Rostov On Don,
RUSSIAN FEDERATION
Phone :+7 8632 222398
Fax :+7 8632 253163

COCA-COLA ALMATY BOTTLERS J.S.C.
211 Gogol Str. 480096 Almaty, KAZAKHSTAN
Phone :+7 3272 538823
Fax :+7 3272 509512

BAKU COCA-COLA BOTTLERS LTD.
Salutepe Region, Binegadi District Baku, AZERBAIJAN
Phone :+99 412 985652
Fax :+99 412 421809

COCA-COLA BISHKEK BOTTLERS J.S.C.
Luchikina Street, 69 Bishkek, KYRGYZSTAN
Phone :+996 312 651027
Fax :+996 312 650296

TURKMENISTAN COCA-COLA BOTTLERS LIMITED
Hüdaberdi Köyevi No:165 11 Mikro Rayon
Ashgabat, TURKMENISTAN
Phone :+99 312 41 5448
Fax :+99 312 42 3689

EFES INVEST HOLLAND B.V.
Potbus 87459, 1080 JL Amsterdam, THE NETHERLANDS
Phone :+333 05 338

TAJIKISTAN BEVERAGE C.J.S.C.
Rudaki Street 48 Dushanbe / TAJIKISTAN
Phone :+992 372 21 11 57
Fax :+992 372 21 81 20

COCA-COLA BOTTLERS OF TURKEY

COCA-COLA SATIŞ ve DAĞITIM A.Ş.
COCA-COLA İÇECEK ÜRETİM A.Ş.
Esenşehir Mah. Erzincan Sk. No:36
Umraniye-İstanbul / TURKEY
Phone :+90 (216) 365 84 00 (PBX)
Fax :+90 (216) 365 84 67


EFES
Pilsen

Ankara Asfaltı, Yüzbeş Evler, Halk Sokak No: 56 Erenköy 81120 İstanbul / TURKEY
Phone: +90 (216) 467 27 00 (pbx) Fax: +90 (216) 467 26 81

DOCUMENT 1

Announcement dated January 5, 2001

regarding disclosure of unaudited half year IAS

financial statements

"We hereby submit the unaudited consolidated financial statements of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. for 1 H 2000 prepared in accordance with the requirements of International Accounting Standards. These financial statements have been prepared for the benefit of our foreign investors."

TARİH:05/01/2001

HABER:
AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 05.01.2001 tarihli yazısı aşağıya çıkarılmış olup, sözkonusu mali tablolar ekte yayınlanmaktadır.
"Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 2000 yılı ilk altı aylık dönemi için Uluslararası Muhasebe Standartlarına göre hazırlanan konsolide mali tabloları ilişikte sunulmuştur.
Sözkonusu mali tablolar yabancı yatırımcı kişi ve kurumları bilgilendirmek amacıyla hazırlanmıştır."

TARİH:16/02/2001

DOCUMENT 2

Announcement dated February 16, 2001

on commencement of operation in

Ukraine

"Efes Ukraine Brewery, a subsidiary of Efes Breweries International B.V. which is a subsidiary of our Company established in the Netherlands, commenced its operations in Ukraine. Efes Breweries will have the majority of shares and control of the management in this company. Invesco Ceam, a portfolio management company established in the United Kingdom, will have a minority stake in the company."

TARİH:16/02/2001

HABER:

AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 16.02.2001 tarihli yazısı aşağıya çıkarılmıştır.

"**Konu:** Sermaye Piyasası Kurulu'nun Seri:VIII, No: 20 sayılı Tebliği uyarınca yapılan açıklamadır.

Şirketimizin iştiraki olan Hollanda'da kurulu Efes Breweries International B.V. ünvanlı şirketin iştiraki olan Efes Ukraine Brewery, Ukrayna'da faaliyetlerine başlamıştır.

Londra'da kurulu uluslararası bir fon yönetimi şirketi olan Invesco Ceam ile birlikte bir ortaklık olarak faaliyetlerini yürütecek olan bu şirkette Efes Breweries International B.V. çoğunluk hisselere sahip olacak ve yönetimi gerçekleştirecektir.

Ukrayna'daki faaliyetler kapsamında ilk olarak mevcut Chernomor bira markası yeniden yaratılmıştır. Hem kalite hem de dış görünüş olarak Efes'in iyi tanınan uluslararası kalite standartlarına getirilen bu ürünün lansmanı 16 Şubat 2001 tarihinde Odessa'da yapılmıştır.

Ukrayna'da bira üretimi Odessa şehrinde kurulu olan yıllık 100 milyon litre bira üretim kapasitesine sahip fabrikada gerçekleştirilecektir."

DOCUMENT 3

Announcement dated February 22, 2001

regarding capital increase of

Efes Breweries International

"In its gathering on February 22nd, 2001, our Board of Directors resolved to participate in the capital increase of Efes Breweries International B.V., our subsidiary established in the Netherlands, pursuant to which the capital will be increased by NLG 50,000,000 from NLG 180,000,000 to NLG 230,000,000. In this capital increase Tarbes Tarım Urunleri and Besicilik Sanayi ve Ticaret A.Ş. decided not to exercise their pre-emption rights. Accordingly the Board of Directors have decided to subscribe to all of the shares to be issued in connection with the capital increase."

TARİH:22/02/2001

HABER:

AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 22.02.2001 tarihli yazısı aşağıya çıkarılmıştır.

"**Konu:** Sermaye Piyasası Kurulu'nun Seri:VIII, No: 20 sayılı Tebliği uyarınca yapılan açıklamadır.

Yönetim kurulumuz 22.02.2001 tarihli toplantısında, iştiraklerimizden merkezi Hollanda'da bulunan Efes Breweries International B.V. şirketinin 180.000.000 NLG (Hollanda florini) olan ödenmiş sermayesini, 300.000.000 NLG kayıtlı sermaye tavanı içinde kalmak üzere 50.000.000 NLG arttırarak 230.000.000 NLG'ye çıkarılması yönünde aldığı karar görüşülmüş ve sermaye arttırımında rüçhan hakkımızın ve Tarbes Tarım Ürünleri ve Besicilik Sanayii ve Ticaret A.Ş.'nin kullanmadığı rüçhan hakkının kullanılarak 50.000.000 NLG sermaye artışının tamamına katılınmasına, bu şekilde oluşan sermaye taahhüt borcumuzun Efes Breweries International B.V.'nin talep edeceği tarihlerde ödenmesine mevcudun oybirliği ile karar verilmiştir."

DOCUMENT 4

Announcement dated March 30, 2001

on distribution of cash dividends

"During the meeting held on March 30, 2001 the General Assembly resolved to distribute net cash dividends of TRL 200 per TRL 1,000 TL nominal value share starting on May 31st, 2001. The General Assembly further resolved to increase the authorized capital ceiling to 200 Trillion TL. The following individuals have been appointed as the new members of the Board of Directors: Kamil Yazıcı, İzzet Ozilhan, Tuncay Ozilhan, Suleyman Vehbi Yazıcı, Tulay Aksoy, Gulten Yazıcı, Nail Ozkardes, Ahmet Muhtar Kent, Ali Zulfu Tıgrel, Metin Tokpınar, Ali Sanal, Yılmaz Argüden."

HABER:
AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 30.03.2001 tarihinde yapılan Olağan Genel Toplantısı'nda, 2000 yılı karından brüt 5.034.243.431.582 TL (%20,07 oranında ve 1.000 TL nominal değerli beher hisseye 200.7 TL), net 5.016.747.478.600 TL (%20 oranında ve 1.000 TL nominal değerli beher hisseye 200 TL) nakit kar payının 31.05.2001 tarihinden itibaren dağıtılmasına ve kayıtlı sermaye tavanının 200 trilyon TL'ye yükseltilmesine ilişkin olarak ana sözleşmenin 7. maddesi ile amaç ve konusunu düzenleyen 4. maddesinin tadil edilmesine karar verildiği, Yönetim Kurulu üyeliklerine Kamil Yazıcı, İzzet Özilhan, Tuncay Özilhan, Süleyman Vehbi Yazıcı, İbrahim Yazıcı, Tülay Aksoy, Gülten Yazıcı, Nail Özkardeş, Ahmet Muhtar Kent, Ali Zülfü Tigrel, Metin Tokpınar, Ali Şanal, Yılmaz Argüden'in seçildiği bildirilmiştir. Ana sözleşmenin söz konusu maddelerinin Genel Kurulda kabul edilen yeni şekilleri ekte yayınlanmaktadır.

DOCUMENT 5

Announcement dated June 8, 2001

regarding the capital increase

"In its meeting held on June 8th, 2001, our Board of Directors resolved to increase the paid-in capital by 100% from TRL 25,083,737,393,000 to TRL 50,167,474,786,000 through issuance of bonus shares."

TARİH:08/06/2001

HABER:
AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 08.06.2001 tarihli Yönetim Kurulu Toplantısı'nda, çıkarılmış sermayenin 4.553.380.000 TL emisyon primlerinden, 11.666.492.052.926 TL maddi duran varlık yeniden değerleme fonundan, 12.007.713.456.411 TL iştiraklerden gelen değer artış fonundan, 511.240.471.300 TL maliyet artış fonundan, 183.038.295.484 TL iştiraklerden gelen maliyet artış fonundan, 710.699.736.879 TL 2000 yılına ait olağanüstü yedek akçelerden karşılanmak suretiyle toplam 25.083.737.393.000 TL(%100) bedelsiz artırılarak 25.083.737.393.000 TL'den 50.167.474.786.000 TL'ye yükseltilmesine karar verildiği bildirilmiştir.

DOCUMENT 6

Announcement dated June 14, 2001

regarding the loan from EBRD

"Moscow Efes Brewery ZAO, the subsidiary of Efes Breweries International B.V. which is our subsidiary established in the Netherlands, that undertakes beer production and sales in Russia, has signed an loan agreement for USD 17 million with the European Bank for Reconstruction and Development ("EBRD")."

HABER:

AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 14.06.2001 tarihli yazısı aşağıya çıkarılmıştır.

"**Konu:** Sermaye Piyasası Kurulu'nun Seri:VIII, No: 20 sayılı Tebliği uyarınca yapılan açıklamadır.
Şirketimiz iştiraki olan Hollanda'da kurulu Efes Breweries International B.V. ünvanlı şirketin Rusya'da bira üretim ve satışını gerçekleştiren iştiraki Moscow Efes Brewery ZAO, Avrupa Yatırım ve Kalkınma Bankası EBRD ile 17 milyon dolarlık ek kredi sağlanmasını öngören bir anlaşma imzalanmıştır.
Sözkonusu ek kredi, yıllık üretim kapasitesi 150 milyon litre olan fabrikanın üretim kapasitesini 300 milyon litreye çıkartma projesi kapsamında sağlanmaktadır.
EBRD daha önce, şirketin ilk yatırım tutarı için 34 milyon dolar kredi, 5 milyon doları ise sermaye iştiraki olmak üzere toplam 39 milyon dolarlık finansman sağlamıştır."

TARİH:18/06/2001

DOCUMENT 7

Announcement dated June 18, 2001

regarding disclosure of audited IAS financial

statement for the year 2000

"The audited consolidated financial statements of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. for FY 2000 prepared in accordance with the requirements of International Accounting Standards have been filed with the CMB and ISE. These financial statements were prepared for the benefit of our foreign investors."

HABER:

AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 18.06.2001 tarihli yazısı aşağıya çıkarılmış olup, söz konusu mali tablolar ekte yayınlanmaktadır.

"Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 2000 yılı için, 1999 sonuçları ile mukayeseli olarak Uluslararası Muhasebe Standartlarına göre hazırlanan konsolide mali tabloları ilişikte sunulmuştur.

Söz konusu mali tablolar yabancı kişi ve kurumları bilgilendirmek amacıyla hazırlanmıştır."

TARİH:24/07/2001

DOCUMENT 8

Announcement dated September 14, 2001

regarding distribution of bonus shares

"It is announced that the bonus shares related with the 100% capital increase from TRL 25,083,737,393,000 to TRL 50,167,474,786,000 through a bonus issue will be distributed between September 24th, 2001 October 24th, 2001 at the following locations:

Alternatif Menkul Kıymetler A.S., Erenkoy/Istanbul and Izmir branches.

Alternatifbank A.S. Adana and Ankara branches."

TARİH:14/09/2001

HABER:

AEFES **Anadolu Efes Biracılık ve Malt Sanayii A.Ş.**'nin çıkarılmış sermayesinin 25.083.737.393.000 TL (%100) bedelsiz artırılarak 25.083.737.393.000 TL'den 50.167.474.786.000 TL'ye yükseltilmesine ilişkin hisse senetlerinin 1 nolu yeni pay alma kuponu karşılığında 24.09.2001-24.10.2001 tarihleri arasında aşağıdaki adreslerde dağıtılacağı bildirilmiştir.

Başvuru Yerleri:

Alternatif Menkul Kıymetler A.Ş.'nin Genel Müdürlüğü, Erenköy/İstanbul ve İzmir Şubeleri

Alternatifbank A.Ş.'nin Adana ve Ankara Şubeleri

TARİH:19/09/2001

HABER:

DOCUMENT 9

Announcement dated September 19, 2001

on appointment of Schroders Salomon Smith Barney

"Coca-Cola İçecek Üretim A.Ş., our subsidiary which undertakes production of Coca-Cola trademarked beverages in Turkey, announced that it appointed Schroders Salomon Smith Barney to carry on the restructuring studies and to advise the company with respect to a possible IPO."

AEFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 19.09.2001 tarihli yazısı aşağıya çıkarılmıştır.

"**Konu:** Sermaye Piyasası Kurulu'nun Seri:VIII, No: 20 sayılı Tebliği uyarınca yapılan açıklamadır.

Şirketimiz iştiraklerinden Türkiye'deki Coca-Cola ürünlerinin üretim faaliyetlerini gerçekleştiren Coca-Cola İçecek Üretim A.Ş., şirketin halka arzı ihtimalini de içeren yeniden yapılandırma çalışmalarını yürütmek üzere, dünyanın önde gelen yatırım bankalarından Schroder Salomon Smith Barney'i görevlendirmiştir.

Bu konuda gelişmeler olduğu takdirde tarafınıza iletilecektir."

DOCUMENT 10

Announcement dated November 2, 2001

on disclosure of half year unaudited IAS financial statements for 2001

"The unaudited consolidated financial statements of Anadolu Efes Biracılık ve Malt Sanayi A.Ş. for 1 H 2001 prepared in accordance with the requirements of International Accounting Standards are filed with the CMB and ISE. These financial statements have been prepared and filed for the benefit of our foreign investors."

HABER:

AEFES **Anadolu Efes Biracılık ve Malt Sanayii A.Ş.**'nin 02.11.2001 tarihli yazısı aşağıya çıkarılmıştır.

"Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'nin 2001 yılı ilk altı aylık dönemi için, Uluslararası Muhasebe Standartlarına göre hazırlanan, bağımsız denetimden geçmemiş konsolide mali tabloları ilişikte sunulmuştur.

Sözkonusu mali tablolar yerli ve yabancı yatırımcı kişi ve kurumları bilgilendirmek amacıyla hazırlanmıştır."

Sözkonusu konsolide mali tablolar ekte yayınlanmaktadır.

TARİH:26/11/2001

DOCUMENT 11

Announcement dated November 26, 2001

on appointment of Global Securities

"Efes Breweries International B.V., our subsidiary established in the Netherlands, has appointed Global Menkul Değerler A.Ş. to evaluate the financing possibilities of its growing international beer operations by means of making a capital increase and sale of the increased capital to foreign institutional investors."

HABER:

AEFES **Anadolu Efes Biracılık ve Malt Sanayii A.Ş.**'nin 26.11.2001 tarihli yazısı aşağıya çıkarılmıştır.

GLMDE "**Konu**: Sermaye Piyasası Kurulu'nun Seri:VIII, No: 20 sayılı Tebliği uyarınca yapılan açıklamadır. Şirketimiz iştiraklerinden, Hollanda'da mukim Efes Breweries International B.V. faaliyet gösterdiği bölgelerdeki artan talebi karşılamak amacı ile uluslararası bira operasyonlarının finansmanı kapsamında sermaye artışı yaparak, artan sermayenin yabancı kurumsal yatırımcılara satışı olanaklarını araştırmak üzere **Global Menkul Değerler A.Ş.**'yi finansal danışman olarak tayin etmiştir. Uluslararası yatırım bankalarından CLSA (Credit Lyonnais Securuties Asia) ise sözkonusu satışın gerçekleşmesi durumunda satış acentası olarak görev alacaktır."

TARİH:05/12/2001

DOCUMENT 12

Articles of Association of the Company published in the Trade Registry Gazette

ANADOLU EFES

BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

ISTANBUL

ARTICLES OF ASSOCIATION

31.08.2001

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

ARTICLES OF ASSOCIATION

FIRST PART

FOUNDATION, FOUNDERS, TITLE, OBJECTIVES, HEAD OFFICE, TERM

FOUNDATION :

ARTICLE 1 : The founders who are identified below with their names and residence address have founded a Joint-Stock Company in accordance with the provisions of the Turkish Commercial Code pertaining to instantaneous foundation of joint-stock companies, and subject to the provisions of this Articles of Association and the Turkish Commercial Code.

FOUNDERS :

ARTICLE 2 : Founders of the Company who have signed this Articles of Association are the following persons :

1) Çelik Montaj Ticaret ve Sanayii A.Ş., Sirkeci, Emirler Sokak 3/1, Istanbul, being a company duly organized and registered in accordance with the laws of the Republic of Turkey;

2) Kamil Yazıcı, Sirkeci, Emirler Sokak 3/1, Istanbul, a citizen of the Republic of Turkey;

3) İzzet Özilhan, Sirkeci, Emirler Sokak 3/1, Istanbul, a citizen of the Republic of Turkey;

4) Nuri Yazıcı, Sirkeci, Emirler Sokak 3/1, Istanbul, a citizen of the Republic of Turkey;

5) Mustafa Yazıcı, Sirkeci, Emirler Sokak 3/1, Istanbul, a citizen of the Republic of Turkey;

6) İhsan Kent, Galata, Karamustafapaşa Cad. 203 Tahir Han Kat 5, Istanbul, a citizen of the Republic of Turkey; and

7) Aydın Kent, Galata, Karamustafapaşa Cad. 203 Tahir Han Kat 5, Istanbul, a citizen of the Republic of Turkey.

TITLE :

ARTICLE 3 : Title of the Company is "Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi", which will hereafter be shortly referred to as the "Company".

OBJECTIVES AND FIELDS OF BUSINESS :

ARTICLE 4 : The Company has been founded for the following purposes :

(a) To manufacture malt and beer, and to this end, to produce, manufacture and sell beer yeast, malt extract, pulp, carbon dioxide, ice and other beverages, edible barley and other by-products, and plastic beer and beverage crates and other plastic materials and items, and to import and export all and any commercial and industrial products and materials in strict compliance with the applicable laws and regulations.

(b) To establish, own, lease and operate factories and plants for the above outlined purposes.

(c) To establish, own, lease and operate cold stores and to engage in storage and warehousing business.

(d) To open and operate stores, shops and sales outlets for sale of its products, and promote and advertise its products.

The Company may found new companies or acquire shares in the existing companies, either local or foreign, active in the same fields of business with the Company or engaged in other fields of business.

The Company may purchase, hire, lease, sell or otherwise dispose of all types of real and personal properties, also including ships, for its own objectives and within its fields of business. The Company may purchase and sell or otherwise trade all types of stock certificates, bonds, debentures and other securities, and may pledge or otherwise encumber them, providing, however, that it does not ever deal with brokerage and securities portfolio management businesses.

Subject to making the required disclosures upon demand of the Capital Markets Board with a view to informing the prospective investors, the Company may establish mortgages on its own real properties and ships as a security for repayment of its own debts or the debts of third persons, and likewise, the Company may pledge its personal properties as a security for repayment

of its own debts or the debts of third persons, and may restrict its properties with commercial enterprise pledges, and may accept pledges in favor of the Company. The Company may give or receive all types of cash or non-cash guarantees and sureties in favor of third natural or legal persons. The Company may further give or receive all types of personal guarantees or guarantees in kind, and may take all actions in relation therewith, for the purpose of securitization and collection of its receivables, claims and rights.

With the intention of procuring a continuous, cost-efficient and regular supply of electrical energy for use in production of its products, and of vapor heat energy required in the production process, for its own objectives and within its own fields of business, the Company may build, establish, operate and run complete co-generation power plants, together with their accessories, and may sell the surplus energy generated therein, and may participate in auto-producer companies dealing with generation of energy, providing, however, that it does not ever deal with brokerage and securities portfolio management businesses.

If at any time it is deemed useful for the Company to enter into any sector or industry other than the above listed fields of business, the Company may engage in such other fields of business by a decision of its General Assembly of Shareholders upon a proposal of the Board of Directors. However, such a decision requires an amendment to this Articles of Association and it is subject to approval, registration and announcement pursuant to the relevant provisions of the Turkish Commercial Code and the Capital Markets Law.

HEAD OFFICE :

ARTICLE 5 : Head office of the Company is in Istanbul. The Company may, in its sole discretion and whenever deemed necessary, open branch offices, offices and representation offices in both Turkey and foreign countries, by a decision of the Board of Directors, and in compliance with the applicable laws and regulations.

TERM :

ARTICLE 6 : The Company has been founded for an unlimited term.

SECOND PART

CAPITAL, CAPITAL PAYMENTS METHOD AND CONDITIONS, INCREASE AND REDUCTION OF CAPITAL, SHARE CERTIFICATES

CAPITAL :

ARTICLE 7 : The Company has accepted the registered capital system in accordance with the provisions of the 2499 Capital Markets Law, and has shifted to this system by a permission, ref. 308, dated 25.06.1992, of the Capital Markets Board. Registered capital of the Company is TL 200,000,000,000,000 (two hundred trillion TL).

The issued and fully paid capital of the Company is TL 25,083,737,393,000 (twenty-five trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira), divided into a total of 25,083,737,393 (twenty-five billion eighty-three million seven hundred and thirty-seven thousand three hundred and ninety-three) shares each with a nominal value of TL 1,000.

Out of this capital :

(a) TL 125,177,700,000 (one hundred and twenty-five billion one hundred and seventy-seven million seven hundred thousand Turkish Lira) has already been paid in cash and in full by the shareholders;

(b) TL 1,086,032,572,062 (one trillion eighty-six billion thirty-two million five hundred and seventy-two thousand and sixty-two Turkish Lira) has been paid by capitalization of the fixed assets revaluation fund pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

(c) TL 1,703,877,307,438 (one trillion seven hundred and three billion eight hundred and seventy-seven million three hundred and seven thousand four hundred and thirty-eight Turkish Lira) has been financed by capitalization of the subsidiaries and affiliates revaluation fund pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

(d) TL 5,284,111,183,305 (five trillion two hundred and eighty four billion one hundred and eleven million one hundred and eighty-three thousand three hundred and five Turkish Lira) has been financed by capitalization of the proceeds of sale of the

subsidiaries of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(e) TL 1,100,545,052,459 (one trillion one hundred billion five hundred and forty-five million fifty-two thousand four hundred and fifty-nine Turkish Lira) has been financed by capitalization of the proceeds of sale of the real properties of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(f) TL 112,510,338,477 (one hundred and twelve billion five hundred and ten million three hundred and thirty-eight thousand four hundred and seventy-seven Turkish Lira) has been financed by capitalization of the extraordinary reserve funds of the Company;

(g) TL 2,342,206,469,234 (two trillion three hundred and forty-two billion two hundred and six million four hundred and sixty-nine thousand two hundred and thirty-four Turkish Lira) has been financed by capitalization of emission premiums of the Company;

(h) TL 245,539,377,025 (two hundred and forty-five billion five hundred and thirty-nine million three hundred and seventy seven thousand and twenty-five Turkish Lira) has been financed by capitalization of the cost increase fund of the Company; and

(i) the balance of TL 13,083,737,393,000 (thirteen trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira) has been financed through acquisition of Ege Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in İzmir Trade Registry with Bornova 604/K 302 trade registry number, and of Güney Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in Adana Trade Registry with 1152 trade registry number, and of Anadolu Biracılık Malt ve Gıda Sanayii Anonim Şirketi, a company registered in Çumra Trade Registry with 1432 trade registry number, as a whole, i.e. together with all of their assets, liabilities, rights and obligations, by the Company and through merger with such companies, pursuant to the provisions of Article 451 of the Turkish Commercial Code and Articles 37, 38 and 39 of the Corporate Tax Code, and in reliance upon Expertise Survey Report, ref. 1999/4095, dated 4 April 2000, issued upon order of the Istanbul 4th Commercial Court of First Instance, and in accordance with the principles

set forth in the Merger Agreement approved by the general assemblies of shareholders of all of the merging companies.

The Company will issue and allocate new shares to the existing shareholders of all of the merging companies in return for their existing shares in accordance with the principles set forth in the Merger Agreement.

The Company will be liable for all debts and obligations of the merging companies, and will separately manage the assets and properties of the merging companies until all of such debts and obligations are paid or settled.

All of 25,083,737,393 shares representing the issued capital of TL 25,083,737,393,000 (twenty-five trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira) are bearer shares.

In conformity with the pertinent provisions of the Capital Markets Law, the Company is authorized to increase its issued capital by issuing new registered or bearer shares and to combine the share certificates in the form of denominations representing more than one share, up to the registered capital ceiling. In capital increases financed by internal sources and funds of the Company, new shares shall be allocated to the existing shareholders pro rata their shares in the capital.

ARTICLE 8 : Repealed.

ARTICLE 9 : The Company may, by and pursuant to the decisions of the Board of Directors, print the share certificates in the form of denominations representing more than one share.

FINAL FOUNDATION DATE :

ARTICLE 10 : The Company will be deemed to have been founded finally as of the date of approval of its Articles of Association by the Ministry of Commerce and by the competent Commercial Court, and upon registration thereof in the Trade Registry and announcement in the Trade Registry Gazette.

ISSUANCE OF SHARE CERTIFICATES :

ARTICLE 11 : The Company's issued capital of TL 25,083,737,393,000 (twenty-five trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira) has been divided into a total of 25,083,737,393 (twenty-five billion eighty-three million seven hundred and thirty-seven thousand three hundred and ninety-three) shares, each with a nominal value of TL 1,000, and distribution of the share certificates representing these shares is as shown below :

Rank of Shares	Type of Shares	Total Value (TL)
11	Bearer	25,083,737,393,000

INDIVISIBILITY OF SHARE CERTIFICATES :

ARTICLE 12 : Share certificates are indivisible for the Company. Accordingly, if a share is co-owned by more than one shareholder, the co-owners of such share may use and enforce their shareholding rights only through a joint representative. If they fail to appoint a joint representative, notices sent by the Company to any one of them will be valid and will be deemed to have been duly served on all of the co-owners. Voting rights associated to a share certificate with usufruct rights will be used by the usufructuary.

LIABILITY OF THE SHAREHOLDERS :

ARTICLE 13 : Shareholders will be held liable only to the extent of the value of the shares held by them. They cannot be held liable for any debts above the total amount of their cash subscriptions assumed as of the date of signature of this Articles of Association.

ARTICLE 14 : By owning a share certificate, the shareholder is considered to have accepted all terms and conditions of this Articles of Association and to have consented to all decisions of the General Assembly of Shareholders.

JOUISSANCE SHARES :

ARTICLE 15 : In accordance with the Merger Agreement, to the holders of the Founder Shares, existing prior to merger, in the capital of the merging companies Ege Biracılık ve Malt Sanayii Anonim Şirketi and Güney Biracılık ve Malt Sanayii Anonim Şirketi, a total of 9920 registered Jouissance Shares have been allocated and issued in return for their existing founder shares.

The holders of Jouissance Shares shall not have the rights to be elected to the Board of Directors, to attend the meetings of the General Assembly of Shareholders, to vote therein, or to object against the decisions taken in the meetings of the General Assembly of Shareholders or against the rates and amounts of optional and legal reserve funds, provisions or extraordinary reserves decided to be set aside.

The holders of Jouissance Shares will be entitled to a part of the dividends decided to be distributed pursuant to paragraph (2/c) of Article 62 of this Articles of Association. Rate of dividends allocated and distributed to the holders of Jouissance Shares may not be changed even in the case of increase of capital. In the case of dissolution and liquidation of the Company, the holders of Jouissance Shares will be entitled to a part of the proceeds of liquidation at the same rate.

INCREASE OF CAPITAL :

ARTICLE 16 : Repealed.

REDUCTION OF CAPITAL :

ARTICLE 17 : The General Assembly of Shareholders may decide to reduce the share capital in accordance with the provisions of Articles 396, 397 and 398 of the Turkish Commercial Code.

ISSUANCE OF BONDS, PROFIT SHARING CERTIFICATES (PROFIT SHARING BONDS), COMMERCIAL PAPERS AND INSTRUMENTS OF DEBT :

ARTICLE 18 : The Company may issue all types of bonds, profit sharing certificates and commercial papers in accordance with the applicable laws. The General Assembly of Shareholders is entitled to issue these securities and to determine the terms and conditions of issue, and the rights associated thereto.

LOSS OF SHARE CERTIFICATES AND BONDS :

ARTICLE 19 : In the case of loss of the share certificates or bonds of the Company, the pertinent provisions of the Turkish Commercial Code will be applied.

THIRD PART

MANAGEMENT AND ORGANIZATION OF THE COMPANY

BOARD OF DIRECTORS :

ARTICLE 20 : The Company will be managed and directed by a Board of Directors consisting of minimum 7 and maximum 13 members.

ARTICLE 21 : Maximum term of office of the Directors is three years. Any Director whose term of office is over may be re-elected. Even if their term of office is over, the Directors will continue to hold office in the Board of Directors until the next meeting of the General Assembly of Shareholders.

QUALIFICATION SHARES :

ARTICLE 22 : Each Director is obliged to deposit to the Company share certificates worth at least 1% of the share capital.

Provided, however, that if 1% of the share capital is above TL 5,000, it is not obligatory to deposit share certificates in excess of the said limit.

The share certificates deposited as above will stand as a pledge for the liabilities of the Director until release of the Director by a decision of the General Assembly of Shareholders, and may not be transferred to third persons, and may not be taken back from the Company. These qualification shares may, with a prior consent of the Board of Directors, be deposited by a third person in the name of the Director.

BOARD MEETINGS :

ARTICLE 13 : The Board of Directors will itself determine its meeting procedures and rules, and will meet if and when deemed necessary in the course of the Company business, but in any case, will meet at least once a month. Decisions of the Board of Directors may be taken only in presence of simple majority of the full number of Directors and by affirmative vote of simple majority of the Directors present in the meeting. Directors may vote in the name of each other. In the case of equality of votes, the subject matter of voting will be postponed to the next meeting of the Board of Directors. If a decision cannot be taken in the next meeting, the motion will be deemed to have been refused. The Board of Directors will regularly keep the records of its meetings through a secretary to be appointed from among its own members or from outside. The meeting minutes will be signed by all of the Directors present in the meeting. In the case of opposition, the causes of opposition will also be recorded in the minutes and signed by the opponents. Unless one of the Directors requests a meeting, decisions of the Board of Directors may also be taken by obtaining written consents of all of the Directors for a motion presented by a Director on a certain subject matter.

Validity of the Board decisions is subject to their being recorded in the decisions book and duly signed by the Directors. Each Director may request the Chairman in writing to call the Board of Directors for a meeting.

VACANCIES IN THE BOARD OF DIRECTORS :

ARTICLE 24 : In the case of vacancy or vacancies in the Board of Directors due to death or resignation of one or more of the Directors or for any other reason whatsoever, the Board of Directors will temporarily appoint new member(s) bearing the required qualifications, and will present such appointment to the approval of next meeting of the General Assembly of Shareholders.

Directors appointed as above will take office until the next meeting of the General Assembly of Shareholders.

CHAIRMAN AND VICE CHAIRMAN :

ARTICLE 25 : The Board of Directors will every year elect one chairman and one vice chairman from among its own members. One of the Directors will be temporarily elected by the Board of Directors to chair the meetings held in absence of both the chairman and the vice chairman. Chairman of the Board of Directors is entrusted with the task of chairing the meetings of the Board of Directors and ensuring that the Board meetings and discussions are held regularly and are recorded in the minutes.

ARTICLE 26 : Directors may, even if they are appointed by this Articles of Association, be dismissed by a decision of the General Assembly of Shareholders. Dismissed Directors will not have a right of claim against the Company.

ARTICLE 27 : The Directors will be paid a remuneration per meeting in an amount to be determined by the General Assembly of Shareholders, if decided so by the General Assembly of Shareholders. This remuneration may be paid per meeting or as a fixed amount per month or as a combination thereof.

The Directors appointed by this Articles of Association will not be paid any remuneration until the first meeting of the General Assembly of Shareholders.

POWERS AND DUTIES OF THE BOARD OF DIRECTORS :

ARTICLE 28 : The Board of Directors is responsible for management of the Company and for representation of the Company toward the shareholders and third persons. The Board of Directors is entitled to manage the affairs and properties of the Company and to carry out all and any business operations and legal transactions for the objectives and within the fields of business of the Company and to use the name of the Company.

All and any matters which are not clearly excluded from the authorization of the Board of Directors by the laws or this Articles of Association and which do not require a decision of the General Assembly of Shareholders will be under the responsibility of the Board of Directors. Accordingly, the duties and functions of the Board of Directors are :

(1) to determine which management duties and functions will be delegated to which managers of the Company;

(2) to appoint the officers and managers of the Company, to determine wages, fees, bonus premiums and other benefits of the Company officers and managers, to sign employment contracts with them, and if required, to terminate employment contracts and dismiss them;

(3) to negotiate and execute all types of contracts as and when deemed necessary for achievement of objectives of the Company; to place purchase orders; to take all and any actions in connection therewith; to decide the method of use of the surplus cash not required for the Company operations; to hire and lease real estates; to establish and annul or remove mortgages on the real estates; and to purchase or otherwise take possession of real estates in the name of the Company without a prior decision of the General Assembly of Shareholders and to accept mortgages established by third persons in favor of the Company and to annul or remove such mortgages and to represent the Company in and before land registries and other authorities in relation with the above purposes;

(4) to sell the properties and real estates of the Company by a decision of the General Assembly of Shareholders and likewise, to issue bonds by a decision of the General Assembly of Shareholders;

(5) to prepare and revise Company's expense budgets and to manage and administer the Company staff;

(6) to determine the authorized signatories of the Company and to issue signature circulars for registration of their sample signatures;

(7) to issue a yearly report indicating the financial, economic and general situation of the Company and the results of the Company operations and the progress of achievement of the objectives of the Company, for submission to the General Assembly of Shareholders together with the yearly balance sheet of the Company;

(8) to ensure that all legal books of the Company are duly kept; to prepare the inventory book records, balance sheet and profit & loss statement, and to make them available for examination by the shareholders, no later than fifteen days prior to the scheduled date of the annual ordinary meetings of the General Assembly of Shareholders, together with its yearly activity

report and its proposal as to distribution of net profit, and the yearly report issued by auditors;

(9) to determine and decide the fees, awards, premiums and other amounts to be paid to the executive directors, managers, officers and employees of the Company in return for certain services and achievements, and to be debited to the general expenses of the Company; and

(10) to determine the dividends payable by the Company, and to determine the amounts of ordinary and extraordinary reserves and provisions and redemption and replacement funds to be set aside from the dividends, and thus, to decide the profits to be distributed and to propose the same to the General Assembly of Shareholders, and to call the General Assembly of Shareholders for ordinary and extraordinary meetings, and to determine and announce the agenda of such meetings.

The above list of powers and duties is not restrictive. The Board of Directors is authorized to engage in all operations not prohibited by the applicable laws.

The Board of Directors may either use its powers directly or may distribute its management and representation powers among its members or may authorize all or some of its members to represent the Company.

ARTICLE 29 : In order to be valid and binding on the Company, all and any documents issued in the name of the Company must have been signed under the title of the Company by the authorized signatories appointed by the Board of Directors.

Such authorized signatories shall be registered in the Trade Registry and announced in the Trade Registry Gazette. The Company will be represented and bound jointly by any two of the Directors appointed by this Articles of Association under the title of the Company.

ARTICLE 30 : The Directors are liable and obliged to show care and diligence expected from an agent or proxy in management of the Company operations.

ARTICLE 31 : The Directors may not participate in discussions of any matter which is related to their own personal interests or the interests of their ascendants and descendants or spouse or relatives by blood or by marriage up to (including) third degree, and in the case of such a discussion, the related Director is obliged to inform the Board of Directors and have

it recorded in the minutes of that meeting. If a Director acts in violation of these provisions, that Director is liable to indemnify and hold the Company harmless from all and any losses and damages incurred by the Company due to such dealing or transaction.

MANAGERS :

ARTICLE 32 : The executive affairs and operations of the Company may be delegated to manager or managers to be elected from among the Directors or shareholders or from outside by a decision of the Board of Directors.

Appointment and dismissal of managers will be registered and announced by the Board of Directors. A manager may be appointed for a term of office in excess of the term of office of the appointing Board of Directors.

Managers may at any time be dismissed, like the Directors. A manager appointed from among the shareholders will not have a right of claim on the ground of dismissal without just cause.

Managers may not delegate their managerial duties to third persons, but may authorize third persons to perform certain dealings and transactions.

FORTH PART

STATUTORY AUDITORS :

ARTICLE 33 : The General Assembly of Shareholders will appoint one or more, but not more than three, statutory auditors from among the shareholders or from outside. Statutory auditors will perform the duties specified in this Articles of Association and the related provisions of the Turkish Commercial Code.

Mr. Hasan Karaağaç and Mr. Abdullah Tekeç have been appointed as the initial statutory auditors. These statutory auditors will take office until the first yearly meeting of the General Assembly of Shareholders. In the case of a vacancy in the post of any one of the statutory auditors for any reason whatsoever, the other statutory auditor will individually take office until the first yearly meeting of the General Assembly of Shareholders.

If one statutory auditor is appointed, that statutory auditor or if more than one statutory auditors are appointed, one more than half of the full number of statutory auditors will be a citizen of the Republic of Turkey. Maximum term of office of the statutory auditors is three years. Any statutory auditor whose term of office is over may be re-elected. Statutory auditors may not at the same time be elected to the Board of Directors. Directors whose term of office is over may be elected as the statutory auditors of the Company, only after they are released by a decision of the General Assembly of Shareholders.

Appointment and dismissal of the statutory auditors will be immediately registered in the Trade Registry and announced by the Board of Directors pursuant to Article 37 of the Turkish Commercial Code. Statutory auditors may at any time be dismissed by a decision of the General Assembly of Shareholders. Statutory auditors will not have a right of claim due to dismissal.

If one of the statutory auditors leaves for any reason whatsoever, a reserve statutory auditor may be appointed in his place.

If more than one statutory auditors are appointed, and a reserve statutory auditor is not appointed, and one of the statutory auditors leaves for any reason whatsoever, the other statutory auditors will elect a person in his place to take office until the next meeting of the General Assembly of Shareholders. If only one statutory auditor is appointed, and a reserve statutory auditor is not appointed, and that one statutory auditor leaves for any reason whatsoever, the competent court having jurisdiction in the place of the head office of the Company will appoint a statutory auditor to take office until the next meeting of the General Assembly of Shareholders upon demand of any individual shareholder or any Director or the Board of Directors.

DUTIES OF STATUTORY AUDITORS :

ARTICLE 34 : The statutory auditors are liable to inspect and audit the general accounts and books of the Company.

Specifically, duties of the statutory auditors are :

(1) to determine the format of balance sheet in collaboration with the Board of Directors of the Company;

(2) to examine the Company books at least once in six months in order to get information about the Company operations and affairs and to ensure that all required records are kept regularly;

(3) to conduct spot and frequent inspections and audits in the Company's cash account, not being less than once every quarter;

(4) to inspect the Company's related books at least once a month, and to check physical existence of all kinds of negotiable instruments and securities delivered to the Company as pledge or guarantee or for safekeeping purposes, and to ensure that all required records are kept regularly;

(5) to check compliance with the conditions specified in this Articles of Association for participation of the shareholders in the meetings of the General Assembly of Shareholders;

(6) to audit the Company balance sheets and profit & loss accounts;

(7) to supervise the liquidation proceedings;

(8) in the case of failure of the Board of Directors, to call the General Assembly of Shareholders for ordinary and extraordinary meetings;

(9) to attend the meetings of the General Assembly of Shareholders;

(10) to check compliance of the Directors with the laws and this Articles of Association; and

(11) at the end of every year, to present a report to the General Assembly of Shareholders about their opinions and comments on the balance sheet and other financial statements issued by the Board of Directors and on the proposal of the Board of Directors as to distribution of profit, and other related documentation about the situation and operations of the Company.

The statutory auditors are obliged to report to the Board of Directors and in significant cases, to the General Assembly of Shareholders, all and any deficiencies, corruptions and other breaches of the laws and this Articles of Association which

may come to their knowledge during performance of their audit duties hereunder.

The statutory auditors are obliged to call the General Assembly of Shareholders for an extraordinary meeting in the case of emergency.

ARTICLE 35 : Each shareholder will have the right to apply to the statutory auditors for complaints about the Directors or managers of the Company. The statutory auditors are obliged to investigate such complaints. If the complaint is justified, the statutory auditors will include it in their yearly report. If the complainants hold at least one-tenth of the share capital, the statutory auditors are obliged to include their comments and opinions about the complaint in their yearly report, and if deemed necessary, to immediately call the General Assembly of Shareholders for an extraordinary meeting. The complainants who apply to the statutory auditors as above are obliged to deposit their share certificates corresponding to one-tenth of the share capital in a bank for pledge purposes. These share certificates will be kept in custody by the bank until the end of the next meeting of the General Assembly of Shareholders.

ARTICLE 36 : The statutory auditors may attend the meetings of the Board of Directors, but may not participate in discussions or vote therein, and they may have their proposals and motions included in the agenda of the Board meetings or of the extraordinary meetings of the General Assembly of Shareholders

ARTICLE 37 : The statutory auditors are liable not to disclose any information obtained during performance of their duties to the individual shareholders or third persons. The statutory auditors will be jointly and severally liable for all and any damages caused by non-performance or poor performance of their duties vested by the laws or this Articles of Association, unless they prove to have no fault therein.

This liability shall be governed by the provisions of Articles 309 and 341 of the Turkish Commercial Code.

AUDIT FEE :

ARTICLE 38 : The statutory auditors will be paid a monthly or yearly fee to be determined by the General Assembly of Shareholders. No fee shall be paid until the first yearly meeting of the General Assembly of Shareholders to the statutory auditors elected by this Articles of Association.

FIFTH PART

GENERAL ASSEMBLY OF SHAREHOLDERS :

ARTICLE 39 : The shareholders of the Company will meet as the General Assembly of Shareholders at least once a year. The General Assembly of Shareholders convened in accordance with the applicable laws and this Articles of Association will represent all of the shareholders.

Decisions taken in a duly convened meeting of the General Assembly of Shareholders will be valid and binding also on the opponents thereof and on the shareholders not present in the meeting.

The General Assembly of Shareholders will meet ordinarily or extraordinarily. Ordinary meetings of the General Assembly of Shareholders will be held at least once a year and within three months following the end of each accounting period upon a call of the Board of Directors. In these meetings, the yearly operations and results of the Company will be discussed and the required decisions will be taken.

Extraordinary meetings of the General Assembly of Shareholders will be held at any time deemed necessary in the course of the Company business operations, in accordance with the pertinent provisions of the Turkish Commercial Code and this Articles of Association.

ARTICLE 40 : The General Assembly of Shareholders will meet at the head offices of the Company or at a convenient place in the city of the head offices of the Company.

ARTICLE 41 : Both ordinary and extraordinary meetings of the General Assembly of Shareholders will be announced in the newspaper specified in Article 37 of the Turkish Commercial Code and in a newspaper being published in the city of the head offices of the Company, as will be determined by the Board of Directors, no later than two weeks prior to the date of meeting, excluding the announcement and meeting days.

These calls will indicate the meeting date, time and place and the agenda containing the topics to be discussed therein. The meeting date and agenda will be separately notified via registered mail to the holders of registered shares and to the shareholders who have deposited a share certificate and have notified their address to the Company.

Agenda for the ordinary annual meetings of the General Assembly of Shareholders will contain not only the topics listed in Article 369 of the Turkish Commercial Code, but also other topics deemed necessary by the Board of Directors, and it will also be stated in the meeting call that the Company balance sheet, profit & loss statement, proposal as to distribution of net profit, and audit report will be made available for inspection by the shareholders within fifteen days prior to the date of meeting. Topics not listed in the agenda may not be discussed in the meeting.

Upon demand, based on justifiable causes, of the shareholders holding at least one-tenth of the share capital of the Company, the Board of Directors is obliged to include the requested topics in the agenda of the meeting of the General Assembly of Shareholders. However, such demand is required to be made before the meeting call to the shareholders.

ARTICLE 42 : Both ordinary and extraordinary meetings of the General Assembly of Shareholders will be notified, and a copy of the agenda and the supporting documents will be delivered, to the Ministry of Commerce no later than twenty days prior to the date of meeting. A commissaire from the Ministry of Commerce will attend all meetings of the General Assembly of Shareholders.

QUORUM :

ARTICLE 43 : Unless otherwise clearly provided in the Turkish Commercial Code and this Articles of Association, both ordinary and extraordinary meetings of the General Assembly of Shareholders may be held only if shareholders holding at least one-forth of the share capital are present in person or represented by proxy therein. If the meeting quorum is not reached in the first meeting, the shareholders will be called for a second meeting upon a call to be made fifteen days in advance. The General Assembly of Shareholders is authorized to discuss its agenda in the second meeting, irrespective of the percentage of capital represented by the shareholders present therein. In order to be valid, all decisions of the General Assembly of Shareholders must have been taken by affirmative vote of simple majority of the votes used in person or by proxy.

VOTING RIGHT :

ARTICLE 44 : In both ordinary and extraordinary meetings of the General Assembly of Shareholders, irrespective of the group of shares, the shareholders shall have one vote for each share they hold.

ARTICLE 45 : Meetings to be convened for discussion of the proposed amendments to this Articles of Association shall be governed by the provisions of Article 388 of the Turkish Commercial Code.

ARTICLE 46 : In the meetings of the General Assembly of Shareholders, the shareholders may be represented by proxy. A proxy who himself is a shareholder of the Company will be entitled to vote for both his own shares and the shares of his principal. Form of the power of attorney will be determined by the Board of Directors by taking into consideration the rules and regulations of the Capital Markets Board pertaining to voting by proxy.

ARTICLE 47 : For the purpose of determination of quorum, the holders of bearer share certificates who intend to attend the meeting of the General Assembly of Shareholders will, no later than one week prior to the date of meeting, deliver their share certificates or the supporting documents to the head offices of the Company or to a place of deposit that may be decided by the Board of Directors, and will receive entrance cards showing the quantity and numbers of their share certificates.

If the necessary quorum is not reached in the first meeting, unless otherwise decided, these entrance cards will be valid also for the second meeting.

ARTICLE 48 : A list showing the names of and the number of shares held by the shareholders who will attend the meeting of the General Assembly of Shareholders will be issued and approved by the Board of Directors and will be posted at a place easily visible by the shareholders before the meeting and a copy thereof will be delivered to the secretary of the General Assembly meeting.

ARTICLE 49 : Repealed.

ARTICLE 50 : A person elected by the General Assembly of Shareholders will chair the meetings of the General Assembly of Shareholders. Duty of the meeting chairman is to ensure that the meeting is held regularly and orderly and the meeting records are kept in accordance with the applicable laws and this Articles of Association.

Two shareholders present in the meeting of the General Assembly of Shareholders will be entrusted with the task of collecting votes.

A list showing the name and address of, and the number of shares and voting rights held by, the shareholders or their proxies present in the meeting of the General Assembly of Shareholders will be issued and approved by the present shareholders or proxies, and this list will be attached to the meeting minutes.

ARTICLE 51 : Discussions in and decisions taken by the General Assembly of Shareholders, and the causes of opposition of the opponents, will be recorded in the meeting minutes.

The meeting minutes will be signed by the meeting chairman, vote-collectors and secretary, and the documents proving that the meeting call is duly sent will be attached to the meeting minutes.

The Board of Directors is liable to register a certified copy of the meeting minutes in the Trade Registry within fifteen days. The copies of these meeting minutes may be signed by the authorized signatories of the Company for submission to the courts or other official authorities.

ARTICLE 52 : All and any matters not specifically dealt with in this Part will be decided and regulated by the Board of Directors, in strict compliance with the applicable laws and this Articles of Association.

POWERS AND DUTIES OF THE GENERAL ASSEMBLY OF SHAREHOLDERS :

ARTICLE 52 :

(1) To take decisions on all matters which are not included in the powers of the Board of Directors;

(2) To give permission to the Board of Directors on special issues, and to determine the conditions

thereof, and to determine the method of management of the Company affairs;

(3) To approve or disapprove the balance sheets, profit & loss statements, inventory books and other reports and financial statements to be issued by the Board of Directors or the statutory auditors about the Company business operations, or upon discussion thereon, to decide re-issue and restatement of such reports; and to release the Directors and the statutory auditors or to hold them liable; and to decide on depreciation; and to set aside ordinary or extraordinary reserves, replacement funds, and provisions for redemption of share certificates and replacement of them by bonus jouissance shares, and other funds or reserves, and to exclude such funds and reserves from the distributable profit, and thus, to determine the net distributable profit of the Company and the method of allocation and distribution thereof, and to carry forward a part thereof to the next year; and to appoint, dismiss or replace the Directors and the statutory auditors; and to determine remuneration, fees, wages and allowances payable to the Directors and the statutory auditors;

(4) To give or refuse permission on the matters for which the Directors are liable to get a permission of the General Assembly of Shareholders;

(5) To decide on issue of the capital market instruments in accordance with the applicable laws, and to determine the rights associated to and the conditions of such instruments, and to authorize the Board of Directors in connection therewith;

(6) To amend provisions of this Articles of Association in strict compliance with the pertinent provisions of the laws and this Articles of Association, and to decide reduction of capital and to dissolve the Company by a decision taken by affirmative vote of the majority as envisaged in the laws; and to perform other duties and functions vested to the General Assembly of Shareholders by the Turkish Commercial Code; and

(7) To take decisions on the topics of its agenda relating to management of the Company or implementation of this Articles of Association.

These powers are not restrictive.

ARTICLE 54 : A decision of the General Assembly of Shareholders relating to approval of the balance sheet stands for release of the Board of Directors, statutory auditors and managers of the Company.

ARTICLE 55 : The shareholders may not vote on the matters and topics which they are personally interested in. However, in voting for elections to the Board of Directors, shareholders nominated to the Board of Directors may also vote.

ARTICLE 56 : Discussions on approval of balance sheet will be postponed by one month upon a decision of majority of the present shareholders or upon written demand of shareholders representing at least one-tenth of the share capital of the Company. In this case, the subsequent meeting will also be duly announced. In the second meeting of the General Assembly of Shareholders, a demand for postponement of discussions to the subsequent meeting will be valid and accepted only if an objection has already been raised against some certain accounts of the balance sheet, and adequate explanations have not been given about these accounts.

ARTICLE 57 : Decisions of the General Assembly of Shareholders may be objected within three months following the date of decision. This objection will be made to the Commercial Court having jurisdiction in the city of the head offices of the Company. The shareholders who attend the meeting and raise an opposition to the decision and record the causes of opposition in the meeting minutes or who are prevented to vote in accordance with the applicable laws and this Articles of Association or who allege that the meeting call has not been duly made or the agenda of the meeting has not been duly announced or delivered, and the Board of Directors, and if the enforcement of the subject decision leads to personal liability of the Directors or the statutory auditors, the Directors and the statutory auditors will have a right of objection against the decisions of the General Assembly of Shareholders.

If an objection is proven to be in bad faith, the objectors will be held jointly and severally liable for all direct and indirect damages caused by such objection.

A copy of the final judgment of the competent court taken upon an objection will be immediately registered and announced by the Board of Directors.

ARTICLE 58 : If a decision of the General Assembly of Shareholders relating to amendments in this Articles of Association breaches the rights of the holders of a certain group of shares or of preference shares, such decision will not be valid and enforceable unless and until it is duly approved in writing and by a majority decision taken in a special meeting of the holders of that group of shares or of preference shares, as detailed in Article 389 of the Turkish Commercial Code.

ARTICLE 59 : Votes are used by show of hands in the meetings of the General Assembly of Shareholders. However, balloting is essential upon written demand of shareholders holding at least one-tenth of the capital represented by the shareholders present in the meeting.

SIXTH PART

ACCOUNTING PERIOD, BALANCE SHEET, PROFIT AND LOSS STATEMENTS, YEARLY REPORT

ACCOUNTING PERIOD :

ARTICLE 60 : Accounting period of the Company starts in the first day of January and ends in the last day of December, except for the first accounting period which starts as of the final date of foundation of the Company and ends in the last day of December of that year.

BALANCE SHEET AND FINANCIAL STATEMENTS :

ARTICLE 61 : At the end of each accounting period, a balance sheet and a profit & loss statement indicating the general situation of the Company, and an inventory book indicating the balances of the assets and liabilities of the balance sheet will be issued.

Financial statements and reports required by the Capital Markets Board and in the case of the Company being subject to independent audit, the independent audit report will be sent to the Board and separately publicized in accordance with the procedures and principles determined by the Board.

NET PROFIT, RESERVE FUNDS AND PROVISIONS :

ARTICLE 62 :

1. **NET PROFIT OF THE COMPANY :**

a) Net profit of the Company is the gross profit of ordinary activities of the Company plus extraordinary income and profits minus all ordinary and extraordinary expenses, losses, donations, grants, corporate tax and other taxes and funds payable by the Company in relation with its operations.

b) Out of the profit before corporate tax and other taxes and funds levied on and payable by the Company, a minimum portion of 2% will be donated to Anadolu Education and Welfare Foundation, as long as it is tax exempt, without prejudice to the first dividends to be distributed to the shareholders. For an amendment in this clause, shareholders representing at least 95% of the share capital must be present in a meeting of the General Assembly of Shareholders and must vote for such amendment.

The donations and grants under this clause will be governed by the provisions of the Capital Markets laws and regulations pertaining to disclosures to public.

2. **DISTRIBUTION OF NET PROFIT :**

Net profit calculated as specified in paragraph 1(a) hereabove will be distributed as follows :

a) From the amount also including the donations and grants mentioned in paragraphs 1(a) and 1(b) hereabove, 5% legal reserve fund will be set aside up to 1/5th of the paid capital pursuant to Article 466 of the Turkish Commercial Code.

b) From the amount equal to the balance of profit plus the donations and grants mentioned in paragraphs 1(a) and 1(b) hereabove, a first dividend will be set aside for distribution to the shareholders at the rate and in the amount to be determined by the Capital Markets Board.

c) From the amount equal to the net profit minus the amount referred to in paragraph (a) hereabove and an amount of 10% of the issued capital, 2% will be set aside for

distribution to the holders of Jouissance Shares pro rata their shares, and from the same amount, after setting aside the amount distributable to the holders of Jouissance Shares, 5% will be set aside for distribution to the members of the Board of Directors on equal basis, without prejudice to the first dividends payable to the shareholders. Provided, however, that the profit shares payable to the holders of Jouissance Shares may not be more than 10% of the amount remaining after deduction of 5% legal reserves and of first dividends from the net profit.

d) The General Assembly of Shareholders will decide by majority vote to retain the balance of the profit as extraordinary reserve funds or to distribute the same to the shareholders as second dividends.

e) One-tenth of the amount remaining after deduction of profit shares equal to 5% of the paid capital from the amount decided to be distributed to the shareholders and other persons entitled to profit shares pursuant to the 3rd sub-paragraph, paragraph 2, Article 466 of the Turkish Commercial Code will be set aside as second rank of legal reserve funds.

f) Unless and until the reserve funds specified by the laws and the first dividends distributable to shareholders pursuant to this Articles of Association are set aside from the net profit, it may not be decided to set aside other reserve funds or to carry the profit forward to the next year or to distribute profit shares to the Directors, officers, employees and workers of the Company, and unless and until first dividends are duly paid, it may not be decided to pay profit shares to the holders of Jouissance Shares, Directors, officers, employees and workers of the Company.

ARTICLE 63 : Method and time of distribution of profit decided to be distributed as above will be decided by the General Assembly of Shareholders upon a proposal of the Board of Directors, notwithstanding the pertinent provisions of the Capital Markets laws and regulations.

SETTLEMENT OF LOSS :

ARTICLE 64 : Upon reduction of capital due to settlement of losses shown in the balance sheet, the capital loss will be recovered from the balance of ordinary and additional reserve funds. If the balance of ordinary and additional reserve funds is not sufficient, the loss will be carried forward to the next year, and dividend may not be distributed unless and until the loss is fully recovered.

RESERVES AND PROVISIONS :

ARTICLE 65 : Reserve funds and provisions shall be governed by the provisions of Article 466 of the Turkish Commercial Code and the fiscal laws, the Capital Markets Law and other pertinent laws and regulations.

SEVENTH PART

DISSOLUTION AND LIQUIDATION OF THE COMPANY :

ARTICLE 66 : The Board of Directors may call the General Assembly of Shareholders for a meeting in order to decide on dissolution and liquidation of the Company for any reason whatsoever. The Company may at any time be dissolved without being subject to the legal reasons, if that meeting of the General Assembly of Shareholders is attended by shareholders representing at least three-forth of the share capital in person or by proxy, and if at least two-third of the present shareholders vote for dissolution.

ARTICLE 67 : The Company may be dissolved for any one of the reasons listed in Article 434 of the Turkish Commercial Court or by a final court judgment or by a decision of the General Assembly of Shareholders taken in accordance with the related laws.

ARTICLE 68 : In the case of dissolution or winding up of the Company for any reason other than bankruptcy, the General Assembly of Shareholders will appoint liquidators or will authorize the Board of Directors on liquidation.

ARTICLE 69 : Form of liquidation, method of liquidation proceedings, and powers and duties of the liquidators will be decided by the General Assembly of Shareholders. These decisions will be duly registered and announced.

ARTICLE 70 : If more than one liquidator are appointed, they may authorize one of them for some certain proceedings.

The liquidators will be authorized to conduct and complete the ongoing affairs and transactions of the Company, but may not initiate new dealings or transactions not required for liquidation of the Company. If new statutory auditors are not elected after the decision of liquidation, the existing statutory auditor(s) will remain in office during the process of liquidation.

The liquidators may transfer all or some of the rights and funds of the Company dissolved upon a decision of the General Assembly of Shareholders, to another company as consideration for participation therein.

The General Assembly of Shareholders may at any time and in its sole discretion dismiss the liquidators or reduce the number of liquidators.

ARTICLE 71 : During the process of liquidation of the Company, in order to be valid and binding on the Company, all types of documents and notes issued in the name of the Company will have to be signed by the liquidators as "the Liquidators of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi in the process of liquidation".

ARTICLE 72 : The Company will be liquidated in accordance with the pertinent provisions of the Turkish Commercial Code. The amount remaining after full payment of all outstanding debts of the Company and full reimbursement of the capital payments of the shareholders of the Company, will be distributed to all of the shareholders pro rata their capital shares.

EIGHTH PART

MISCELLANEOUS ARTICLES :

ARTICLE 73 : All and any matters on which this Articles of Association remains silent will be governed by and subject to the pertinent provisions of the Turkish Commercial Code, the Capital Markets Law and other applicable laws and regulations.

ARTICLE 74 : All and any disputes that may arise between the Company and the shareholders in respect of the Company affairs and operations either before or during liquidation of the Company will be in the jurisdiction of the competent court in the city of head offices of the Company.

The disputes which arise among the shareholders in respect of the Company affairs and operations and which may effect the rights of the Company will also be in the jurisdiction of the competent court in the city of head offices of the Company. Upon occurrence of such a dispute, the shareholders who apply to the court are obliged to designate a legal domicile and notice address in the city of head offices of the Company for all and any legal notices and writs in connection therewith.

ARTICLE 75 : The costs of foundation incurred by the founders prior to the date of final foundation of the Company, and the costs of foundation and organization incurred by the Board of Directors after the date of final foundation, and the costs incurred for starting of business operations of the Company will be debited to the Company expense accounts.

ARTICLE 76 : Upon occurrence of a breach of the laws and this Articles of Association which requires dissolution of the Company, the Ministry of Commerce may bring forward a law suit for dissolution of the Company.

ARTICLE 77 : The contents of this Articles of Association have been fully read, understood, accepted and undersigned by the founders.

(SIGNATURES)

ARTICLE 78 : Announcements relating to the Company will, without prejudice to the provisions of the 4th paragraph of Article 37 of the Turkish Commercial Code, and the Capital Markets Law and the circulars of the Capital Markets Board, be placed in a newspaper being published in the city of head offices of the Company. If no newspaper is being published in that city, announcements will be placed in a newspaper being published in the closest city.

However, calls for meetings of the General Assembly of Shareholders will be published no later than two weeks in advance, except for the announcement and meeting days, pursuant to the provisions of Article 368 of the Turkish Commercial Code.

Announcements relating to reduction of capital or liquidation of the Company shall be governed by the provisions of Articles 397 and 438 of the Turkish Commercial Code.

Made on Monday, this seventeenth day of January, nineteen sixty-six.

I, the undersigned, hereby certify that this Articles of Association has been signed before me by Kamil Yazıcı, İzzet Özilhan, Nuri Yazıcı and Mustafa Yazıcı, acting personally, known to me, and by Kamil Yazıcı and İzzet Özilhan acting jointly in the name of Çelik Montaj Ticaret ve Sanayi A.Ş., and by Mehmet İhsan Kent, son of İbrahim and Cemile, born in İstanbul in 1322/1320, as evidenced by his identity card with a personal photograph, ref. 482294, dated 9.8.1935, issued by Arnavutköy public records office, and by Aydın Kent, son of Mehmet İhsan and Mualla İhsan, born in Kayseri in 1938, as evidenced by his identity card with a personal photograph, ref. 742094, dated 9.8.1962, issued by Şişli public records office.

17 January 1966

Istanbul Ninth Notary Public
Duly Authorized Officer
Süheyla Önder
(Official seal and signature)

I, the undersigned, hereby certify that this copy is the same as its original kept in our files with the same number and date.

17 January 1966

Istanbul Ninth Notary Public
Tevfik Fikret Baran
(Official seal and signature)

APOSTILLE

Articles of Association published and announced in the issue 2364 of the Turkish Trade Registry Gazette on 16.1.1965 :

Company partners : Kamil Yazıcı, İzzet Özilhan, Nuri Yazıcı, Mustafa Yazıcı, Hasan Karaağaç, Avni Turgut

Company name : Çelik Montaj Ticaret ve Sanayi A.Ş.

Trade registry no: 88/419/33011

Decision no. 1, dated 27.1.1965, recorded in the decisions book certified with ref. 1708 on 29.1.1965 is as follows :

(1) Any one or two of the executive directors and members of the Board of Directors are hereby jointly authorized to represent our Company in all private and public entities, third persons and juridical authorities, and to sign all types of contracts and negotiable instruments binding on our Company, and to open accounts in banks in the name of our Company, to close such bank accounts, to withdraw money from our bank accounts, and to accept the conditions of credit agreements with banks, and to acquire real estates in the name of the Company pursuant to the articles of association, and to send or receive notices in the name of the Company, and to give releases and make settlements in the name of the Company.

This Articles of Association, consisting of seventy-seven articles, of Erciyas Biracılık ve Malt Sanayii Anonim Şirketi, is approved, and the Company is permitted to be founded pursuant to Article 273 of the Turkish Commercial Code.

27 January 1966

For the Minister of Commerce

Mehmet Ali Şerbetçioğlu
Deputy General Director
(3409)
(Signature)

From the Istanbul Trade Registry

Trade Registry Number : 91324/36346
Company Title : ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
Company Address : İstanbul, Sirkeci, Emirler Sokağı No. 3/1

This is to certify that the Articles of Association of the Company identified hereabove with its name, trade registry number and address, which has been approved by the Ministry of Commerce on 27.1.1966, and the judgment, ref. 1966/19, dated 1.2.1966, of the Istanbul 1st Commercial Court of First Instance are duly registered on 2.2.1966 in reliance upon the documents filed to us and in accordance with the provisions of the 6762 Turkish Commercial Code.

CASE FILE NUMBER : 1966/60
JUDGMENT NUMBER : 1966/19

DECREE OF ISTANBUL FIRST COMMERCIAL COURT OF FIRST INSTANCE

Presiding judge : Fikret Davaz
Member judge : Şükrü Torun
Member judge : Orhan Gönen
Head secretary : Muharrem Kaynar

The demand, signed by the founders, for approval of foundation of Erciyas Biracılık ve Malt Sanayii Anonim Şirketi, and the exhibits thereof are examined, and

Upon understanding that the Articles of Association of the Company has been approved by the Ministry of Commerce and 25% of its share capital has been deposited in Istanbul Branch Office of Anadolu Bank,

Now and therefore, it is hereby resolved in unanimity on 1.2.1966 that the demand be accepted, and the foundation of Erciyas Biracılık ve Malt Sanayii Anonim Şirketi be approved pursuant to Article 299 by virtue of Article 303 of the Turkish Commercial Code, and the court duties of TL 15 be charged on the applicant.

(Signatures of the judges)

Same as its original.
Head Secretary
(Official seal and signature)

LIST OF THE TURKISH TRADE REGISTRY GAZETTE ISSUES WHERE THE ARTICLES OF ASSOCIATION AND THE AMENDMENTS THERETO ARE PUBLISHED

DATE OF PUBLISHING	NUMBER OF ISSUE	AMENDED ARTICLES	IMPORTANT AMENDMENTS
05.02.1966	2675		Articles of Association evidencing that the Company is founded with an original capital of 10 million lira.
27.10.1967	3192	7, 8, 9, 11 and 20	Increase of capital to 25 million lira, and type of share certificates to be issued, and authorization of the Board of Directors to take decisions in relation therewith
28.01.1969	3568	7 and 11	Increase of capital to 30 million lira
22.02.1969	3590	7 and 11	Increase of capital to 40 million lira
25.09.1972	4659	7, 11, 62, 63 and 72	That the dividends will be paid until the end of the year during which the decision of distribution is taken
30.03.1973	4809	20	Increase of the number of Directors from 7 to 9, and that 1 (one) member will be elected from among the Group "B" shareholders
23.07.1980	48	7, 62 and 72	Increase of capital to 300 million lira
22.07.1981	298	7	Increase of capital to 600 million lira
10.06.1982	523	4, 18, 53 and 62	Expansion of the fields of business of the Company
05.09.1984	1089	4, 7, 11, 62 and 72	Increase of capital to 1,800 billion lira
30.10.1986	1628	7 and 11	Increase of capital to 7,500 billion lira
25.06.1987	1794	18	Issuance of bonds and profit sharing certificates
23.08.1988	2086	7 and 11	Increase of capital to 11,250 billion lira
26.12.1989	2430	7, 11 and 50	Increase of capital to 22,500 billion lira
01.08.1990	2578	4, 7, 8, 11, 14 and 62	Increase of capital to 33,750 billion lira and other amendments specified by the Capital Markets Board

DATE OF PUBLISHING	NUMBER OF ISSUE	AMENDED ARTICLES	IMPORTANT AMENDMENTS
11.02.1991	2756	9, 21	Denominations of share certificates and maximum term of office of the Board of Directors
05.08.1992	3085	7, 11, 16	Amendments relating to acceptance of the registered capital ceiling of 150 billion TL
24.12.1992	3185	-	Registration of the issued capital as 75 billion TL
09.08.1993	3337	4, 20, 62	Increase of the number of Directors to 11 and payment of 5% dividend to the Directors
17.11.1993	3407	-	Registration of the issued capital as 150 billion TL
11.07.1994	3570	7, 11	Increase of the registered capital ceiling to 2 trillion TL
04.08.1994	3588	-	Registration of the issued capital as 360 billion TL
30.06.1995	3818	-	Registration of the issued capital as 666 billion TL
06.10.1995	3887	-	Registration of the issued capital as 750 billion TL
21.08.1996	4107	7,11,45,46, 53,61,63 and 73, and addition of article 78	Increase of the registered capital ceiling to 15 trillion TL, and other amendments specified by the Capital Markets Board
02.10.1996	4136	-	Registration of the issued capital as 3 trillion TL
21.08.1998	4610	Amendments to 21,41, 50, 62,63, 65, and repeal of article 49.	Decisions of the General Assembly of Shareholders relating to amendments to the clauses of the Articles of Association pertaining to privileges of Group "B" in the net profit of the Company may not be enforced unless and until they are approved by all of the shareholders in this group in a special meeting to be held by the Group "B" Shareholders.

DATE OF PUBLISHING	NUMBER OF ISSUE	AMENDED ARTICLES	IMPORTANT AMENDMENTS
12.07.1999	4831	Amendments to 11,20, 62 and 72, and repeal of article 58	11) Removal of the Group "B" shares. 20) Removal of the privilege of the Group "B" shares in election of the Directors 58) Removal of the condition of getting the approval of Group "B" shareholders on amendments to the Articles of Association 62) Removal of the clause relating to distribution of 2nd dividends to the Group "B" shareholders in the course of distribution of net profit 72) Removal of the clause setting that the proceeds of liquidation will be distributed to shareholders, other than Group "B", in the case of liquidation of the Company.
26.06.2000	5084	Amendments to articles 3,6,7,11, 15,20 and 62	3) Amendment of the Company name as ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ 6) That the Company is founded for an unlimited term 7) That the issued capital of the Company is TL 25,083,737,393,000 and all of the share certificates are bearer shares 11) Issuance of share certificates 15) Jouissance Shares 20) Number of Directors 62) Distribution of net profit of the Company

As of 20.06.2000 :

- EGE BİRACILIK VE MALT SANAYİİ A.Ş.
- GÜNEY BİRACILIK VE MALT SANAYİİ A.Ş. and
- ANADOLU BİRACILIK MALT VE GIDA SANAYİİ A.Ş.

have merged to Erciyas Biracılık ve Malt Sanayi A.Ş. and the new Company name is Anadolu Efes Biracılık ve Malt Sanayi A.Ş.

27.04.2001	5283	Amendments in Articles 4 and 7	4) Objectives and fields of business 7) Increase of the registered capital ceiling to 200 trillion lira
31.08.2001	5372	-	Registration of the issued capital as TL 50,167,474,786,000

FACTORY ADDRESS

Bahçelievler Mahallesi
Adnan Kahveci Bulvarı No. 5
Bahçelievler / ISTANBUL

Telephone : 0-212-642 91 00 (40 lines)
Fax : 0-212-641 96 44
Trade Registry Number : 91324/36346

ANADOLU EFES
BİRACILIK VE MALT SANAYİİ A.Ş.
(Seal and signature)

III. ANNOUNCEMENTS TO INVESTORS

DOCUMENT 1

General Public Release of February 16, 2001

FOR GENERAL RELEASE TO THE PUBLIC
FEBRUARY 16TH 2001

EFES STARTS BREWING OPERATIONS IN UKRAINE

Efes Beverage Group has announced that it has started brewing operations in Ukraine. Efes Ukraine Brewery, a subsidiary of Efes Breweries International, the Holland based company which conducts Efes Beverage Group's international beer investments, will carry out the operations in Ukraine.

Efes Ukraine Brewery will operate as a partnership with INVESCO CEAM, a reputable International Fund Management Company based in London and a specialist in East Europe investments, in which Efes Breweries International will control the majority shares as well as the management.

The Group has recently completed the overall upgrading of the "Chernomor" brand. Utilising the technical and marketing expertise of the Efes Beverage Group, the brand has been elevated to Efes's well-known international quality standards both in terms of taste and image. The new "Chernomor" beer will be re-launched on February 16th with a conference held in Odessa. Production will take place in the brewery located in Odessa with 100 million litres of annual brewing capacity.

Mr. Muhtar Kent, CEO and president of Efes Beverage Group stated that "Similar to all our international operations, our aim in Ukraine is also to become one of the top three brewers in the market. In order to achieve this aim, we have taken the initial step by recreating the "Chernomor" brand with our proven expertise in marketing and brewing technology".

Ukraine, with an annual total beer market size of approximately 1 billion litres and per capita consumption of 20 litres, is one of the sizeable beer markets in the region spanning from the Adriatic to China with favourable growth prospects.

Efes Beverage Group, producer of the Efes Pilsener brand, operates 9 breweries and 4 malteries in 5 countries and sells its products in more than 30 countries world-wide. In Turkey, the Group leads the Turkish beer market with a 78% market share through "Anadolu Efes" which currently has the largest brewing capacity gathered under a single company in the region.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

Efes Beverage Group also conducts Coca-Cola operations in 5 CIS countries. In additionally, Efes Beverage Group, together with its parent the Anadolu Group, is the largest local shareholder in Coca-Cola Bottlers of Turkey.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 2

General Public Release of March 19, 2001

Anadolu Efes ("AEFES.IS") has announced its financial statements for the year 2000 prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Birac l k ve Malt Sanayi A.S., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its annual financial statements as of and for the period ending on December,31st, 2000, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with 910 million litres of annual brewing capacity, has the largest capacity gathered under a single company in the region and is the leader of the Turkish beer market with a market share of around 78 % as of end of 2000. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.
- Sales volume of Anadolu Efes as of year end 2000 has reached to 588 million liters compared to 545 million liters in 1999, representing an increase of 8 %. Consolidated net sales revenues of the companies forming Anadolu Efes (former Ege Birac l k, Erciyas Birac l k, Güney Birac l k and Anadolu Birac l k companies) has reached to 147,8 trillion TL. as of end of 2000 and net income was realized as 25,2 trillion TL .
- The Company has been formed through the merger of Efes Beverage Group's domestic breweries and malt production facilities, Ege Birac l k, Erciyas Birac l k, Güney Birac l k and Anadolu Birac l k under Erciyas Birac l k and the title of the merged entity has been changed into Anadolu Efes in June 2000.

  From a legal perspective, Anadolu Efes resumes the legal identity of the former Erciyas Birac l k. In that respect and in order to attain full compliance with the requirements of CMB, the financial statements of Anadolu Efes prepared in accordance with the requirements of CMB reflects;

  a) activities of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k for the 194 days period between the registration of Anadolu Efes by the Ministry of Industry & Trade on June 21st, 2000 and December 31st, 2000 and,

  b) activities of the former Erciyas Birac l k for the full year 2000.

  The balance sheet presented as of December 31st, 2000 represents the financial condition of the company as of the end of the year 2000. **However, in order to better inform the investment community regarding the full year financial performance of the merged entity, the income statements of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k have also been fully consolidated under the former Erciyas Birac l k for the year ending on December 31st, 2000. The consolidated income statement, together with the related financial information is available in the footnotes of the financial statements of Anadolu Efes prepared in accordance with the requirements of CMB. This consolidated income statement is also presented as a supplement of this general release.**

- Efes Beverage Group currently operates 9 breweries and 4 malt production facilities in 5 countries, including Ukraine, where the Group has recently started brewing operations, representing a total brewing capacity of 1,3 billion liters and malt production capacity of 150,000 tonnes. International beer sales of the Group has continued to grow rapidly and the share of the international beer sales , including Turkish originated exports, as of end of 2000 has increased to 23 % of the total beer sales of the group, compared to the 13 % at the end of 1999.
- Efes Beverage Group also conducts Coca-Cola operations in 5 CIS countries. In addition, the Group , is the largest local shareholder in Coca-Cola Bottlers of Turkey, collectively holding 40 % stake together with its parent the Anadolu Group.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtarkent@sim.net.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT

(for the period ending on 31.12.2000, in trillion TRL)

GROSS SALES		**213,8**
	Deductions from Sales	(66,0)
NET SALES		**147.8**
	Cost of Goods Sold	(79,3)
GROSS PROFIT		**68,5**
	Operating Expenses	(25,8)
OPERATING PROFIT		**42,7**
	Income from Other Operations	16,0
	Expenses from Other Operations	(5,1)
	Financial Expenses	(22,8)
PROFIT BEF. EXTRA. ITEMS & TAX		**30,8**
	Extraordinary Income	0.1
	Extraordinary Expenses & Losses	(1,7)
PROFIT BEFORE TAX		**29.2**
	Tax	(4,0)
NET PROFIT		**25.2**
CASH OPERATING PROFIT		**56,0**

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtarkent@sim.net.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 3

General Public Release of April 30, 2001

02 FEB 12 AM 8:11

Anadolu Efes ("AEFES.IS") has announced its financial statements for the 1Q 2001, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Birac l k ve Malt Sanayi A.S., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its 1Q 2001 financial statements as of and for the period ending on March, 31st, 2001, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with 910 million litres of annual brewing capacity , has the largest capacity gathered under a single company in the region and is the leader of the Turkish beer market with a market share of around 78% as of end of 2000. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.
- The Company has been formed through the merger of Efes Beverage Group's domestic breweries and malt production facilities, Ege Birac l k, Erciyas Birac l k, Güney Birac l k and Anadolu Birac l k under Erciyas Birac l k and the title of the merged entity has been changed to Anadolu Efes in June 2000.
- 2001 will be the first full year of operations for Anadolu Efes as a merged company. From a legal perspective, Anadolu Efes resumes the legal identity of the former Erciyas Birac l k. In that respect, 1Q2001 Anadolu Efes financials represent the merged company's quarterly performance, while the financials of corresponding period of 2000 represent the performance of the former Erciyas Birac l k.
- Sales volume of Anadolu Efes for the 1Q2001 reached approximately 115 million litres, including Turkey originated exports, showing a 5% increase with respect to 1Q2000.
- Net sales revenues and cash operating profit was realised as 32,7 trillion TL and 10,8 trillion TL respectively, indicating a COP margin of 33%.
- In February 2001, the Turkish Government announced a change in the foreign exchange policy that allowed TL to float freely against foreign currencies. Consequently, a major portion of the 43,8 trillion TL of financial expenses is foreign exchange losses due to the significant increase in the foreign currency rates during 1Q 2001.
- Efes Beverage Group currently operates 9 breweries and 4 malt production facilities in 5 countries, including Ukraine, where the Group has recently started brewing operations, representing a total brewing capacity of 1,3 billion litres and malt production capacity of 150,000 tonnes.
- Efes Beverage Group also conducts Coca-Cola operations in 5 CIS countries. In addition, the Group, is the largest local shareholder in Coca-Cola Bottlers of Turkey, collectively holding 40 % stake together with its parent, the Anadolu Group.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT *(for the period ending on 31.03.2001, in trillion TRL)*	
GROSS SALES	**47,8**
Deductions from Sales	(15,1)
NET SALES	**32,7**
Cost of Goods Sold	(17,9)
GROSS PROFIT	**14,8**
Operating Expenses	(6,7)
OPERATING PROFIT	**8,1**
Income from Other Operations	15,0
Expenses from Other Operations	(3,2)
Financial Expenses	(43,8)
PROFIT BEF. EXTRA. ITEMS & TAX	**(23,9)**
Extraordinary Income	0.2
Extraordinary Expenses & Losses	(0.1)
PROFIT BEFORE TAX	**(23,8)**
Tax	(0,0)
NET PROFIT	**(23,8)**
CASH OPERATING PROFIT	**10,0**

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 4

General Public Release of June 16, 2001

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 16TH 2001

02 FEB 12 ... 8: 14

EFES TO EXPAND IN RUSSIAN MARKET WITH EBRD ASSISTANCE

The European Bank for Reconstruction and Development (EBRD) has joined forces with Efes Beverage Group to expand Efes' operations in the Russian market. An EBRD loan of US$ 17 million (€ 20 million) to Efes Moscow Brewery aims to increase the annual brewing capacity from its current level of 150 million litres to 300 million litres. This will be the second loan that the EBRD has provided to the brewery.

The signing ceremony was held in the Istanbul Brewery of Anadolu Efes with the participation of Mr. Hans Christian Jacobsen, Agribusiness Director of EBRD, Mr. Muhtar Kent, CEO & President of Efes Beverage Group and senior management of both institutions.

"Efes Beverage Group has achieved great success in the Russian beer market through the strong performance of Moscow Efes Brewery", said Hans Christian Jacobsen, Director of the EBRD Agribusiness Team. "This project will strengthen the co-operation between Efes as a strategic investor and EBRD as a leading financial institution in the private sector in Russia", he added.

Muhtar Kent, Chief Executive Officer and President of Efes Beverage Group said: "Our business in Russia has grown beyond expectations. I am glad to state that, with the support of our partner and main creditor – the EBRD – we can carry out this expansion two years earlier than we had initially planned."

Efes Beverage Group started construction of the 150 million-litre brewery in Moscow in 1998 and production commenced in May 1999. The initial project cost was US$ 80 million, of which US$ 39 million (US$ 34 million loan and US$ 5 million equity) was provided by the EBRD.

Sales volume is expected to exceed 150 million litres in 2001, a five-fold growth versus 1999, the first year of operations.

After only 18 months since the start of operations, Efes Beverage Group is recognised as one of the top four brewers in the highly competitive Moscow region where per capita beer consumption is

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Kostem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

around 45 litres. In Russia the Group produces its international brand "Efes Pilsener" as well as its successful local brand "Stary Melnik" (The Old Miller).

The total consumption of the Russian beer market reached 5.2 billion litres in 2000, ranking it as the sixth-largest beer market in the world from a base of only 2.1 billion litres in 1996. Per capita beer consumption in Russia is expected to reach 37 litres in 2001 from 34 litres in 2000.

Efes Beverage Group, producer of the Efes Pilsener brand, operates 9 breweries and 4 malteries in 5 countries and sells its products in more than 30 countries world-wide. In Turkey, the Group leads the Turkish beer market with a 78% market share through "Anadolu Efes" which currently has the largest brewing capacity gathered under a single company in the region.

Efes Beverage Group also conducts Coca-Cola operations in 5 CIS countries. In additionally, Efes Beverage Group, together with its parent the Anadolu Group, is the largest local shareholder in Coca-Cola Bottlers of Turkey.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Kostem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP (ANADOLU EFES) RELEASES ITS CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IAS FOR FY 2000

The Efes Beverage Group

- Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across a geography of South East Europe, Turkey and Central Asia. The Group with an annual brewing capacity of 1,4 billion litres, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity of over 60 million unit cases per year, is one of the leading beverage systems in the region. Efes Beverage Group is also the largest local shareholder of the Coca-Cola operations in Turkey, with an annual bottling capacity of 300 million unit cases.

Consolidation Principles

- The consolidated financial statements of EBG prepared for both 1999 and 2000 in accordance with IAS also include the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus 1999 figures are also restated as of 31.12.2000.
- The consolidation is composed of Anadolu Efes (formed in 2Q 2000, with the merger of Turkish brewing and malt production companies) and its subsidiaries in which Anadolu Efes holds the majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops processing facility in Turkey), Efes Snai (Efes Invest–International Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer sales and distribution in Cyprus).
- The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.
- Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33,3% and 23,0% stakes respectively, are accounted for by using the equity method.
- A brief summary of the financial statements of CCBT is presented as an attachment of this announcement.
- The announced figures are subject to minor changes until the issue of the complete set of Efes Beverage Group (Anadolu Efes) financial statements together with the auditor's report and footnotes, which will be available as a part of the 2000 Annual Report.

FY 2000 Overview

- In the Turkish beer side, EBG increased its sales volume to 587 million litres, an 8% increase compared to 1999, including Turkey originated exports. Accordingly, EBG maintained its leadership in the Turkish beer market with 78% market share in terms of volume. The merger of Turkish brewing and malt production companies that formed Anadolu Efes was concluded as of June 2000. Anadolu Efes with 910 million litres of annual brewing capacity, currently has the largest brewing capacity gathered under a single company in the region. Following the merger, with its 45% free float and increased liquidity, the company ranks among the 15 largest companies of ISE in terms of market capitalization. Anadolu Efes is also the largest shareholder of the international beer and Coca-Cola operations of EBG.
- In 2000, EBG has executed a license agreement with the Miler Brewing Company, one of the leading global brewers, and started to brew "Miller Genuine Draft" (MGD) at Istanbul brewery. MGD is positioned to create a super premium segment in the market, as well as serving to increase the total consumption in Turkish beer market.
- Anadolu Efes has participated in a newly formed entity, called Turkecom, which conducts implementation and management of e-market solutions for the consumer packaged goods sector in Turkey. The creation of a "virtual" marketplace along with the application of technology is aimed to reduce inefficiencies in the Business-to-Business (B2B) supply chain for consumer packaged goods and ultimately expected to generate savings in operating costs.
- In the international beer side, year 2000 was the first full year of operations. International beer sales volume, which constituted 13% of total EBG beer sales volume in 1999, has increased to 23% in 2000 including Turkey originated exports. Local brands, Stary Melnik in Russia and Karagandinskoe in Kazakhstan were the major contributors to achieve this success.
- In 2H 2000, Efes Breweries International (EBI) that conducts EBG's international beer operations has started negotiations to buy a 51% stake in the OJSC Chernomor Brewery, located in Odessa-Ukraine with 100 million litres of annual brewing capacity.
- In the international Coca-Cola business, Efes Invest, that conducts the Group's international Coca-Cola operations, transferred its franchise rights in the Rostov territory of the Russian Federation back to the Coca-Cola Company, concentrating on its operations in Central Asia. Meanwhile, the Company commenced distribution and sales of Coca-Cola trademarked beverages in Tajikistan, contagious to its existing territories in Kazakhstan, Kyrgyzstan, Azerbaijan and Turkmenistan

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

where the company operates four Coca-Cola bottling franchises. Also, in order to be more competitive in terms of pricing and satisfy local taste, Fanta Lemon, Fresca Pear, Fresca Apple and Fresca Brutino have been introduced in Azerbaijan, Kazakhstan and Kyrgyzstan. Efes Invest is currently the largest international CSD system in the region.

- Finally, in the Turkish Coca-Cola business, Coca-Cola Bottlers of Turkey maintained its leading position in the Turkish CSD market. The new fruit juice brand BIBO was introduced, targeted especially the young generation with 5 different flavors. Also, Fanta Lemon, Fanta Tangerine and Cappy Mix were new product launches in the flavors and fruit juice segments in 2000.

Sales Volumes

- As of 2000, EBG total beer sales volume reached 733 million litres, a 22% increase vs. 1999. Including the proportionate consolidation of the Interbrew Efes Brewery in Romania, total beer sales volume stood at 763 million litres.
- Turkish beer sales volume was 562 million litres and with the inclusion of the Turkey originated export volumes, total sales volume of the Turkish beer operations grew by 8% and reached 587 million litres.
- International Efes beer brands sales volume tripled the 1999 level and reached 146 million litres in 2000, with Moscow Efes Brewery operating full year for the first time. Including the proportionate consolidation of the Interbrew Efes Brewery in Romania, total international beer sales volume was 176 million litres.
- International Coca-Cola operations, on consolidated basis delivered 21 million unit cases of sales volume, down from 1999 level on reported basis. However, due to the transfer of the franchise in Rostov, sales activity in this territory was substantially limited in 2000. Therefore, excluding the sales volume of Rostov territory from both 1999 and 2000, sales volumes in other territories posted an average 2% growth on comparable basis, reaching 20 million unit cases.

Net Sales Revenue

- Consolidated net sales revenues of EBG were realised as 459,6 million USD, a 19% increase over 1999's net sales revenues of 386,5 million USD.
- Net sales revenue generated by domestic beer operations increased by 11% and reached 341,0 million USD.
- International beer operations, contributed to EBG consolidated net sales revenue by 73,1 million USD, a threefold increase vs 1999.
- On the soft drinks side, total net sales revenue of international Coca-Cola operations was 45,9 million USD.

Cash Operating Profit (COP)

- Consolidated COP of EBG was 128,3 million USD, a 45% increase vs 1999, indicating a margin of 28%.
- Domestic beer operations, generated 114,4 million USD of COP with a COP margin of 34%.
- International beer operations incurred 15,5 million USD of COP, which corresponds to a COP margin of 21,2%
- Meanwhile, cash operating loss in international Coca-Cola operations was reduced by 29% to -2,6 million USD.

Recent Developments and 2001 Outlook

- In spite of the negative developments in the Turkish economy and the contraction in demand for the FMCG sector, Turkish beer sales volume of Anadolu Efes for the 1Q 2001 reached 115 million litres, including Turkey originated exports, showing a 5% increase with respect to 1Q2000.
- Sales volume of international beer operations for 1Q2001 posted a 46% increase with respect to 1Q2000.
- In 2001, Efes Ukraine Brewery is established as a JV with INVESCO CEAM, a reputable International Fund Management Company based in London and a specialist in Eastern Europe investments. EBI controls the majority shares as well as the management in the new entity. The company launched new local brands: Chernomor Light, Gold, Dark and Extra, in Ukrainian beer market.
- Recently, EBI has concluded a 17 million USD loan agreement with EBRD, to finance the 150 million litres capacity expansion project of Efes Moscow Brewery, which will augment the total capacity to 300 million litres.
- Efes Invest has announced a cash capital increase of 63% by rights issue. The company will use the proceeds from this cash capital increase mainly to finance the working capital needs of its franchises .
- In 2001 Coca-Cola Bottlers of Turkey has made a strategic move in the Turkish non-alcoholic beverage market and entered the bottled water products segment with its "Turkuaz" brand.
- EBG is fully committed and confident to move forward in its aim to maximise its shareholder value and become one of the major beverage systems in the region spanning from the Adriatic to China.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP *(Anadolu Efes)*
CONSOLIDATED INCOME STATEMENT
for the periods ended 31.12.2000 and 31.12.1999 (000 USD)
(figures restated as of 31.12.2000)

	1999	2000
NET SALES	386,5	459,6
COST OF SALES	(183,8)	(202,7)
GROSS PROFIT	202,8	256,9
OPERATING EXPENSES	(169,4)	(193,3)
OPERATING INCOME	33,4	63,6
Financial expense,net	(12,9)	(2,7)
Other income,net	(21,8)	(9,4)
Equity Income	11,1	13,7
INCOME BEFORE TAX	9,7	65,2
PROVISION FOR TAXES	(33,3)	3,6
NET INCOME before minority interest	(23,6)	68,8
Minority Interest	11,5	10,2
NET INCOME after minority interest	(12,1)	79,0

Cash Operating Profit	88,5	128,3

Note 1: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division
Note 2: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3 % and 23.0 % stakes respectively, are accounted for by using the equity method.
Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP *(Anadolu Efes)*
CONSOLIDATED BALANCE SHEET as of 31.12.2000 and 31.12.1999 (000 USD)
(figures restated as of 31.12.2000)

	1999	2000
CASH AND BANKS	42,2	24,4
MARKETABLE SECURITIES	8,4	0,4
RECEIVABLES	54,9	94,4
INVENTORIES	56,1	66,7
OTHER CURRENT ASSETS	15,6	14,8
TOTAL CURRENT ASSETS	177,1	200,8
PROPERTY,PLANT,EQUIPMENT	430,3	376,7
DEFERRED TAX ASSET, NON-CURRENT	11.5	13.1
OTHER NON-CURRENT ASSETS	115,2	124,9
INTANGIBLE FIXED ASSETS	7,7	6,5
GOODWILL	70,5	64,2
TOTAL NON-CURRENT ASSETS	635,2	585,4
TOTAL ASSETS	812,3	786,1

	1999	2000
SHORT-TERM BORROWINGS	140,0	101,2
ACCOUNTS PAYABLE	87,7	92,2
TAXATION ON INCOME	2,4	9,6
SHORT-TERM LEASE OBLIGATIONS	7,6	7,6
OTHER CURRENT LIABILITIES	26,1	39,6
TOTAL CURRENT LIABILITIES	263,8	250,2
LONG-TERM DEBT	126,5	80,1
LONG-TERM LEASE OBLIGATIONS	4,4	0,9
DEFERRED TAX LIABILITY	63,4	37,2
RESERVE FOR EMPLOYEE TERMINATION	8,5	10,9
OTHER LONG TERM LIABILITIES	0,0	3,5
TOTAL LONG-TERM LIABILITIES	202,7	132,7
MINORITY INTEREST	63,8	50,6
SHAREHOLDERS EQUITY	282,0	352,6
TOTAL LIABILITIES & S.HOLDERS EQUITY	812,3	786,1

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED INCOME STATEMENT ITEMS BY DIVISION
for the periods ended 31.12.2000 and 31.12.1999 (million USD unless stated otherwise)
(figures restated as of 31.12.2000)

	1999	2000
Sales Volume (million lt)		
Turkey Beer (million lt)	544.5	586.9
International Beer (million lt)	55.0	175.9
International Coca-Cola (million unit cases)	23.4	20.8
Net Sales		
Turkey Beer	308.5	341.0
International Beer	24.3	73.1
International Coca-Cola	57.4	45.9
Gross Profit		
Turkey Beer	178.6	207.9
International Beer	5.6	36.7
International Coca-Cola	17.9	11.7
Operating Profit		
Turkey Beer	57.5	66.8
International Beer	(14.1)	6.2
International Coca-Cola	(10.1)	(9.6)

	1999	2000
Cash Operating Profit		
Turkey Beer	98.9	114.4
International Beer	(7.0)	15.5
International Coca-Cola	(3.6)	(2.6)
Income Before Tax		
Turkey Beer	45.8	80.4
International Beer	(14.8)	14.2
International Coca-Cola	(13.9)	(20.4)
Net Income before minority interest		
Turkey Beer	23.4	95.4
International Beer	(24.4)	13.1
International Coca-Cola	(17.2)	(20.3)
Net Income after minority interest		
Turkey Beer	24.0	94.2
International Beer	(23.1)	12.8
International Coca-Cola	(14.6)	(15.7)

Note 1: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division
Note 2: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3 % and 23.0 % stakes respectively, are accounted for by using the equity method. Therefore the income statement of Turkey Beer Division includes the related goodwill amortisation expenses and equity income from associates.
Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED BALANCE SHEET ITEMS BY DIVISION
as of 31.12.2000 and 31.12.1999 (million USD)
(figures restated as of 31.12.2000)

	1999	2000
Cash, Banks and Marketable Securities		
Turkey Beer	11,4	1,1
International Beer	5,7	13,8
International Coca-Cola	33,2	9,8
Total Financial Debt		
Turkey Beer	138,5	99,8
International Beer	82,0	54,9
International Coca-Cola	46,0	26,7
Shareholder's Equity		
Turkey Beer	317,8	408,9
International Beer	42,8	62,2
International Coca-Cola	84,6	63,6
Total Assets		
Turkey Beer	596,2	636,4
International Beer	172,2	165,8
International Coca-Cola	189,8	140,1

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY USGAAP FINANCIALS of COCA-COLA BOTTLERS OF TURKEY(CCBT)
As of and for the periods ended 31.12.2000 and 31.12.1999
(million USD unless stated otherwise)

	1999	2000
Sales Volume (million unit cases)	215	217
Net Sales	635	630
Cash Operating Profit	102	91

	1999	2000
Total Assets	573	515
Shareholder's Equity	273	287
Net Financial Debt	162	147

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 5

General Public Release of June 18, 2001

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 18TH, 2001

EFES SINA YATIRIM HOLD NG A.S. (EFES INVEST) RELEASED ITS 2000 CONSOLIDATED OPERATING RESULTS

- DURING THE YEAR EFES INVEST HAS TRANSFERRED ITS FRANCHISE RIGHTS FOR THE ROSTOV TERRITORY IN SOUTHERN RUSSIA BACK TO THE COCA-COLA COMPANY AND FOCUSED ON ITS OPERATIONS IN CENTRAL ASIA
- CONSOLIDATED SALES VOLUME ON A COMPARABLE BASIS (EXCLUDING ROSTOV SALES VOLUME IN BOTH 2000 AND 1999) HAS INCREASED 2% IN 2000 VERSUS 1999 AND WAS REALISED AS 19,6 MILLION UNIT CASES.
- CONTINUED MANAGEMENT OF MATERIAL AND OPERATING COSTS FOR MARGIN IMPROVEMENT
- NEW PRODUCTS LAUNCHED IN FLAVOURS SEGMENT: FANTA LEMON IN JUNE 2000, FRESCA APPLE IN JULY 2000, FRESCA PEAR IN JULY 2000 AND FRESCA BRUTINO IN DECEMBER 2000.
- SIGNIFICANT RECOVERY IN MARKET SHARES; FROM 42% IN 1999 TO 48% IN 2000

Efes S nai Yat r m Holding A.S. (Efes Invest), with headquarters in Turkey and Coca-Cola bottling operations in C.I.S. countries, released its consolidated results for the year 2000.

Efes Invest currently operates 4 Coca-Cola bottling companies in Kazakhstan, Kyrgyzstan, Azerbaijan, Turkmenistan with a total annual bottling capacity of 62,5 milllion unit cases and also runs sales and distribution operations in Tajikistan.

In 2000, Efes Invest transferred its franchise rights in the Rostov territory in Southern Russia, constituting approximately 7% of the total population in Russia, back to the Coca-Cola Company. The company focused on its operations in its territories in Central Asia whereby it exclusively serves the total population in the countries. Efes Invest is currently the largest international carbonated soft drinks system in the region.

Due to the limited activity in the Rostov territory during the year, consolidated sales volume declined by 11% to 20.8 million unit cases in 2000 from 23.4 million unit cases in 1999. However, excluding the sales volume in Rostov territory from both 1999 and 2000, consolidated sales volume on a comparable basis grew by 2%.

As a result of global price increases of the commodities including oil and gas, the economies in the region experienced certain growth, partially offsetting the negative impact of the Russian economic crisis. However effect on disposable income levels of the consumers was substantially limited.

For further information regarding Efes Invest, please contact;

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

Efes Invest launched new flavors like Fresca and Fanta Lemon during the year. Fresca Pear and Fresca Apple were positioned to better compete with the B-brand category, that became significantly price competitive during the economic turbulance and uncertainty periods of 1999 and 2000. As a result, during the year the company gained market share throughout the region and the consolidated market share (excluding Rostov) was realised as 48 % as of end of 2000. Consolidated market share as of end of 1999 was 42%.

Net sales revenues of Efes Invest was realised as 45,9 million USD and Cash Operating Loss was reduced to 2,6 million USD as of end of 2000.

Continuing focus on reduction of operating costs improved employee productivity. Raw materials like sugar and preform were continued to be supplied from local sources. Unit case sales per employee on a comparable basis increased from 22,370 unit cases to 24,560 unit cases. Operating expenses (excluding depreciation) per unit case were reduced 21% from 1,05 USD to 0,83 USD. (On a reported basis, the decline was 13%, down from 0,99 USD to 0,86 USD.)

Efes Invest works closely with TCCC to develop volume driving programs to maximise sales volumes and margins. The Company is best positioned to capitalise on even the slightest upturn of the economic environment to deliver positive carbonated soft drinks volume growth. In that respect positive volume growth as well as cash operating profit is expected in 2001. Efes Invest is fully committed and confident about the future of its Coca-Cola businesses in the Central Asia region.

SUMMARY FINANCIALS OF EFES INVEST (CONSOLIDATED)
As of and for the year ending 31.12.2000 and 31.12.1999

Thousand USD	31.12.2000	31.12.1999
Sales Volume (unit cases)	20,797.-	23,418.-
Net Sales Revenues	45,916.-	53,847.-
Operating Income (Loss)	(9,572.-)	(9,503.-)
Cash Operating Profit (Loss)	(2,551.-)	(3,477.-)
Net Income (Loss)	(15,697.-)	(13,677.-)
Total Assets	140,051.-	177,895.-
Total Shareholders' Equity	63,624.-	79,321.-
Minority Interest	15,292.-	18,995.-
Net Financial Debt	16,911.-	11,917.-
Capital Expenditures	1,719.-	3,128.-

For further information regarding Efes Invest, please contact;

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 6

General Public Release of August 13, 2001

Anadolu Efes ("AEFES.IS") has announced its financial statements for 1H 2001, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey

- Anadolu Efes Birac l k ve Malt Sanayi A.S., conducting the brewing and malting operations of Efes Beverage Group in Turkey has announced its 1H 2001 financial statements as of and for the period ending on June, 30th, 2001, prepared in accordance with the requirements of CMB.

- Anadolu Efes, with 910 million litres of annual brewing capacity in 5 breweries located in Turkey, is the leader of the Turkish beer market with a market share of around 78% as of end of 2000. In addition, Anadolu Efes owns and operates 2 malt production facilities and 1 hops processing plant, providing the major ingredients for beer. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.

- The Company was formed through the merger of Efes Beverage Group's domestic breweries and malt production facilities, Ege Birac l k, Erciyas Birac l k, Güney Birac l k and Anadolu Birac l k under Erciyas Birac l k. The merger process was completed in June 2000 and the title of the merged entity changed to Anadolu Efes.

- 2001 will be the first full year of operations for Anadolu Efes as a merged company. From a legal perspective, Anadolu Efes resumes the legal identity of the former Erciyas Birac l k. In that respect, 1H2001 Anadolu Efes financial results represent the merged company's semi-annual performance, while the financial statements for the corresponding period of 2000 reflect:

  a) activities of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k for the 10 days period between the registration of Anadolu Efes by the Ministry of Industry & Trade on June 21st, 2000 and June 30th, 2000 and,

  b) activities of the former Erciyas Birac l k for the semi-annual period ending on June 30th, 2000.

- The balance sheet presented as of June 30th, 2000, represents the financial condition of the merged company as of the end of the six months period in 2000.

- **However, in order to provide the investment community with a better comparative analysis of the merged company, the income statements of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k have also been fully consolidated under former Erciyas Birac l k for the 1H 2000 period. The consolidated income statement for 1H 2000 period, together with the related financial information is available in the footnotes of the financial statements of Anadolu Efes prepared in accordance with the requirements of CMB and it is also presented as a supplement of this general release in comparison with 1H 2001 income statement.**

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent	Mr. Hursit Zorlu	Mr. Orhun Köstem
(CEO & President)	(Chief Financial Officer)	(Investor Relations Manager)
tel: 90 216 467 2700 ext: 600-601	tel: 90 216 467 2700 ext: 300-301	tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2681	fax: 90 216 467 2691	fax: 90 216 467 2691
e-mail: muhtarkent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

- Sales volume of Anadolu Efes for 1H2001, including export sales, was 295 million litres, in level with the corresponding period of 2000.

- Net sales revenues and cash operating profit (COP) grew by 61% and 93% respectively, while COP margin increased from a level of 35% to 41%, excluding export sales of third party products from net sales revenues and cost of goods sold in both 1H 2001 and 1H 2000.

- Anadolu Efes has recorded a net loss of 20.1 trillion TL in 1H2001, versus 9.5 trillion TL net profit in 1H 2000. The TL devaluation versus USD reached 87% between January-June 2001 period, following the Government's decision to switch from the pegged exchange rate system to the floating exchange rate system in February 2001. Consequently, the net loss is mainly the result of increased foreign exchange losses due to the significant increase in the foreign currency rates, which is presented within the financial expenses.

- Efes Beverage Group also has 4 breweries outside Turkey, in Moscow-Russia, Karaganda-Kazakhstan, Ploiesti-Romania (50% joint venture with Interbrew, one of the leading brewers of the world) and Odessa-Ukraine (51% joint venture with INVESCO-CEAM, a London based fund management company). Efes Beverage Group also operates malt production facilities in Moscow and Karaganda. International beer operations, which posted substantial growth during 2000 and 2001, are conducted through Efes Breweries International, a wholly owned subsidiary of Anadolu Efes. The total annual brewing capacity of the Group's international beer operations sum up to approximately 500 million litres and annual malt production capacity is 50,000 tonnes.

- Efes Beverage Group also conducts Coca-Cola operations in 5 Central Asian countries, through Efes S nai Yat r m ve Holding (Efes Invest), also a subsidiary of Anadolu Efes. In addition, the Group is the largest local shareholder in Coca-Cola Bottlers of Turkey (CCBT), collectively holding 40 % stake together with its parent, the Anadolu Group. The total annual Coca-Cola bottling capacity of Efes Invest is around 63 million unit cases, while CCBT has an annual bottling capacity of 300 million unit cases.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT
(for the periods ending on 30.06.2001 and 30.06.2000)

(in trillion TL)	1H2001	1H2000
GROSS SALES	**148,0**	**96,7**
Deductions from Sales	(46,4)	(29,4)
NET SALES	**101,6**	**67,3**
Cost Of Goods Sold	(50,7)	(39,1)
GROSS PROFIT	**50,9**	**28,2**
Operating Expenses	(17,4)	(12,0)
OPERATING PROFIT	**33,6**	**16,2**
Income from Other Operations	31,2	11,8
Expenses from Other Operations	(10,5)	(2,1)
Financial Expenses	(74,5)	(13,6)
PROFIT BEF. EXT. ITEMS AND TAX	**(20,1)**	**12,3**
Extraordinary Income	0,2	0,1
Extraordinary Expenses & Losses	(0,2)	(0,2)
PROFIT BEFORE TAX	**(20,1)**	**12,2**
Tax	-	(2,7)
NET PROFIT	**(20,1)**	**9,5**
CASH OPERATING PROFIT	**41,7**	**21,7**

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 467 2700 ext: 600-601
fax: 90 216 467 2681
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 467 2700 ext: 300-301
fax: 90 216 467 2691
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 467 2700 ext: 303
fax: 90 216 467 2691
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 7

General Public Release of October 30, 2001

Anadolu Efes ("AEFES.IS") has announced its financial statements for 3Q 2001 prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Birac l k ve Malt Sanayii A.S., which conducts the brewing and malt production operations of Efes Beverage Group in Turkey, has announced its nine-months financial statements as of and for the period ending on September 30th, 2001, prepared in accordance with the requirements of CMB.

- Anadolu Efes, with 910 million litres of annual brewing capacity in 5 breweries located in Turkey, is the leader of the Turkish beer market with a market share of around 78% as of end of 2000. In addition, Anadolu Efes owns and operates 2 malt production facilities and 1 hops processing plant, providing the major ingredients for beer. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.

- The Company was formed through the merger of Efes Beverage Group's domestic breweries and malt production facilities, Ege Birac l k, Erciyas Birac l k, Güney Birac l k and Anadolu Birac l k under Erciyas Birac l k. The merger process was completed in June 2000 and the title of the merged entity changed to Anadolu Efes.

- 2001 will be the first full year of operations for Anadolu Efes as a merged company. From a legal perspective, Anadolu Efes resumes the legal identity of the former Erciyas Birac l k. In that respect, 3Q 2001 Anadolu Efes financial results represent the merged company's nine-months performance, while the financial statements for the corresponding period of 2000 reflect:

  a) activities of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k for the 102 days period between the registration of Anadolu Efes by the Ministry of Industry & Trade on June 21st, 2000 and September 30th, 2000 and,

  b) activities of the former Erciyas Birac l k for the nine-months period ending on September 30th, 2000.

- The balance sheet presented as of September 30th, 2000, represents the financial condition of the merged company as of the end of the nine-months period in 2000.

- **However, in order to provide the investment community with a better comparative analysis of the merged company, the income statements of the former Ege Birac l k, Güney Birac l k and Anadolu Birac l k have also been fully consolidated under former Erciyas Birac l k for the 3Q 2000 period. The consolidated income statement for 3Q 2000 period, together with the related financial information is available in the footnotes of the financial statements of Anadolu Efes prepared in accordance with the requirements of CMB and it is also presented as a supplement of this general release in comparison with 3Q 2001 income statement.**

- In spite of the serious economic turbulence during the period, sales volume of Anadolu Efes for 3Q 2001, including export sales, was 485 million litres, down only 3% from 3Q 2000.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hursit Zorlu (Chief Financial Officer)	Mr. Orhun Köstem (Investor Relations Manager)
tel: 90 216 473 22 22 ext: 600-601	tel: 90 216 473 22 22 ext: 630	tel: 90 216 473 22 22 ext: 637
fax: 90 216 387 46 42	fax: 90 216 389 58 63	fax: 90 216 389 58 63
e-mail: muhtarkent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

- Net sales revenues and cash operating profit (COP) grew by 58% and 67% respectively, while COP margin increased from a level of 41% to 43%. (*Excluding export sales of third party products from net sales revenues and cost of goods sold in both 3Q 2001 and 3Q 2000*).

- Anadolu Efes has generated a net loss of 17,3 trillion TL versus 25,1 trillion TL net profit in 3Q 2000. As it was in the previous quarter, the main reason for that is the heavy foreign exchange losses due to significant increase in the foreign currency rates, following the government's decision to switch from the pegged exchange rate system in February 2001. Such foreign exchange losses are presented within the financial expenses.

- Efes Beverage Group also has 4 breweries outside Turkey, in Moscow-Russia, Karaganda-Kazakhstan, Ploiesti-Romania (50% joint venture with Interbrew, one of the leading brewers of the world) and Odessa-Ukraine (51% joint venture with INVESCO-CEAM, a London based fund management company). Efes Beverage Group also operates malt production facilities in Moscow and Karaganda. International beer operations, which posted substantial growth during 2000 and 2001, are conducted through Efes Breweries International, a wholly owned subsidiary of Anadolu Efes. The total annual brewing capacity of the Group's international beer operations sum up to approximately 500 million litres and annual malt production capacity is 50,000 tonnes.

- Efes Beverage Group also conducts Coca-Cola operations in 5 Central Asian countries, through Efes S nai Yat r m ve Holding (Efes Invest), also a subsidiary of Anadolu Efes. In addition, the Group is the largest local shareholder in Coca-Cola Bottlers of Turkey (CCBT), collectively holding 40 % stake together with its parent, the Anadolu Group. The total annual Coca-Cola bottling capacity of Efes Invest is around 63 million unit cases, while CCBT has an annual bottling capacity of 300 million unit cases.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
fax: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
fax: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
fax: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT
(for the periods ending on 30.09.2001 and 30.09.2000)

(in trillion TL)	3Q2001	3Q2000
GROSS SALES	**269,4**	**175,6**
Deductions from Sales	(83,6)	(54,8)
NET SALES	**185,8**	**120,8**
Cost Of Goods Sold	(92,0)	(64,0)
GROSS PROFIT	**93,8**	**56,8**
Operating Expenses	(29,0)	(18,3)
OPERATING PROFIT	**64,8**	**38,5**
Income from Other Operations	45,9	13,2
Expenses from Other Operations	(12,8)	(3,0)
Financial Expenses	(115,3)	(20,1)
PROFIT BEF. EXT. ITEMS AND TAX	**(17,4)**	**28,5**
Extraordinary Income	0,3	0,1
Extraordinary Expenses & Losses	(0,2)	(0,5)
PROFIT BEFORE TAX	**(17,3)**	**28,2**
Tax	-	(3,1)
NET PROFIT	**17,3**	**25,1**
CASH OPERATING PROFIT	**79,4**	**47,4**

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
fax: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
fax: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
fax: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

DOCUMENT 8

General Public Release of November 2, 2001

EFES BEVERAGE GROUP (ANADOLU EFES) HAS RELEASED 1H2001 UNAUDITED CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IAS

The Efes Beverage Group

- Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across a geography of Turkey, SouthEast Europe and Central Asia. The Group with an annual brewing capacity of over 1,4 billion litres, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity of over 60 million unit cases per year, is one of the leading beverage systems in the region. Efes Beverage Group is also the largest local shareholder of the Coca-Cola operations in Turkey, with an annual bottling capacity of 300 million unit cases.

Consolidation Principles

- The unaudited consolidated financial statements of EBG prepared in accordance with IAS also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies).
- The consolidation is composed of Anadolu Efes (formed in 2000, with the merger of Turkish brewing and malt production companies) and its subsidiaries in which Anadolu Efes holds the majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Snai (Efes Invest – international Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer distribution in Cyprus).
- The results of Interbrew Efes Brewery, a 50% JV of Efes Breweries International with Interbrew of Belgium, are consolidated on a proportionate basis. In other words 50% of the financial results of Interbrew Efes Brewery, including sales volume, have been accounted in both the unaudited consolidated financial statements as well as the financial results of the international beer operations.
- The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.
- Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33,3% and 23,0% stakes respectively, are accounted for by using the equity method.
- A brief summary of the financial statements of CCBT is presented as an attachment of this announcement.

1H 2001 Overview

- In the Turkish beer side, albeit a particularly challenging business environment in Turkey, EBG succeeded to generate the same level of sales volume as 1H2000. Accordingly, EBG maintained its leadership in the Turkish beer market and continued to deliver outstanding operating margins.
- International beer sales volume of Efes branded products, which constituted 21% of total EBG beer sales volume in 1H2000, has increased to 26% in 1H2001 including Turkey originated exports. Local brands, Stary Melnik in Russia and Karagandinskoe in Kazakhstan were the major contributors to achieve this success.
- Efes Ukraine Brewery, established as a joint venture with INVESCO CEAM in Ukraine, launched its local brands: Chernomor Gold, Light and Extra in the Ukrainian beer market, restructuring the brand mix.
- In the international Coca-Cola business, Efes Invest, operating in Central Asia where the full economic recovery is yet to take place, reported a negligible EBITDA loss and came close to breakeven EBITDA in 1H 2001.
- Turkish Coca-Cola business (CCBT), although impacted further than the beer business by the economic turbulence in Turkey, maintained its leadership in the Turkish carbonated soft drinks market. CCBT accomplished new product launches in the flavours and fruit juice segment as well as entering the bottled water segment with the successful launch of its bottled water product "Turkuaz".

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hur it Zorlu (Chief Financial Officer)	Mr. Orhun K stem (Investor Relations Manager)
tel: 90 216 473 2222 ext: 600-601	tel: 90 216 473 2222 ext: 630	tel: 90 216 473 2222 ext: 637
fax: 90 216 387 4642	fax: 90 216 389 5863	fax: 90 216 389 5863
e-mail: muhtar.kent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

Sales Volumes

- As of 1H 2001, EBG total beer sales volume reached approximately 390 million litres, an 8% increase with respect to the corresponding period of 2000.
- Anadolu Efes domestic beer sales volume was at 284 million litres and with the inclusion of the Turkey originated export volumes, total sales volume of the Turkish brewing business reached 295 million litres, in level with 1H 2000.
- International beer sales volume of Efes branded products grew by 48% versus 1H 2000, reaching circa 91 million litres. On the other hand, with the proportionate consolidation of Interbrew Efes Brewery, international beer sales volume increased to 116 million litres, including the contribution of other branded sales.
- Total sales volume of international Coca-Cola operations was approximately 9 million unit cases.

Net Sales Revenue

- In 1H 2001, EBG generated 188,7 million USD of the consolidated net sales revenue.
- Consolidated net sales revenue of domestic beer operations was realised at 122,1 million USD for the period.
- International beer operations contributed approximately 52,2 million USD to EBG consolidated net sales revenue.
- On the soft drinks side, total net sales revenue of international Coca-Cola operations was 15,9 million USD.

Cash Operating Profit (COP)

- In the first half of 2001, EBG generated 48,2 million USD of consolidated COP.
- COP generated by domestic beer operations was 38,8 million USD, maintaining the COP margin at 32%.
- International beer operations incurred 10,0 million USD of COP in 1H 2001, which signals a healthy margin growth over 1H 2000.
- International Coca-Cola operations incurred only 0,4 million USD of negative COP.

Recent Developments and 2001 Outlook

- In August 2001 Anadolu Efes increased its paid-in capital from TRL 25.084 billion to TRL 50.167 billion by bonus issue.
- Anadolu Efes also acquired further 15% of the stakes in Efes Pazarlama, its marketing, sales and distribution subsidiary in Turkey, increasing its share to 100%.
- Alternatifbank, of which Anadolu Efes had 23% share, increased its share capital from TRL 63.815 billion to TRL 100.000 billion by rights issue. Anadolu Efes did not participate in the capital increase thus decreasing its shareholding to 14.9%.
- To supply the increased demand to its successful brands in the Russian market and within two years since the start of operations, Efes Moscow Brewery has moved to augment its total capacity from 150 million liters to 300 million liters. For that purpose a 17 million USD loan agreement with European Bank for Reconstruction and Development has been concluded. Efes Moscow Brewery served Russian consumers with 220 million litres of brewing capacity in 2001 season.
- In the January-September 2001 period, international sales of Efes branded products including exports, has reached 28% of total beer sales of EBG.
- Efes Invest increased its paid-in capital from TRL 16.380 billion to TRL 26.699 billion by rights issue.
- In FY2001, albeit a contracting economy, Turkish beer business is expected to maintain its healthy operating margins and no significant volume contraction is foreseen.
- International beer business will carry on with its profitable growth in 2001 with significant increases in volumes and developing margins.
- International Coca-Cola business is expected to deliver positive EBITDA in 2001, thus with a positive contribution to consolidated EBITDA of EBG.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hur it Zorlu (Chief Financial Officer)	Mr. Orhun K stem (Investor Relations Manager)
tel: 90 216 473 2222 ext: 600-601	tel: 90 216 473 2222 ext: 630	tel: 90 216 473 2222 ext: 637
fax: 90 216 387 4642	fax: 90 216 389 5863	fax: 90 216 389 5863
e-mail: muhtar.kent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP *(Anadolu Efes)*
UNAUDITED CONSOLIDATED IAS INCOME STATEMENT
for the period ended 30.06.2001 (000 USD)
figures restated as of 30.06.2001

NET SALES	188.7
COST OF SALES	(92.4)
GROSS PROFIT	96.2
OPERATING EXPENSES	(73.8)
OPERATING INCOME	22.4
Financial expense,net	(59.0)
Other income,net	(0.8)
Equity Income	(8.7)
INCOME BEFORE TAX & MONETARY GAIN/(LOSS)	(46.1)
PROVISION FOR TAXES	2.3
NET INCOME / (LOSS) BEFORE MONETARY GAIN/(LOSS)	(43.8)
Monetary Gain/(Loss), net	40.3
Minority Interest	(0.6)
NET INCOME after minority interest	(4.1)

Cash Operating Profit	48.2

Note 1: Net sales revenues and cost of goods sold are restated by excluding exports sales of third party products of Turkey Beer Division

Note 2: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3 % and 23.0 % stakes respectively, are accounted for by using the equity method.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 2222 ext: 600-601
fax: 90 216 387 4642
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hur it Zorlu
(Chief Financial Officer)

tel: 90 216 473 2222 ext: 630
fax: 90 216 389 5863
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun K stem
(Investor Relations Manager)

tel: 90 216 473 2222 ext: 637
fax: 90 216 389 5863
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP *(Anadolu Efes)*
UNAUDITED CONSOLIDATED IAS BALANCE SHEET as of 30.06.2001 (000 USD)
(figures restated as of 30.06.2001)

CASH AND BANKS	28.2	SHORT-TERM BORROWINGS	105.1
MARKETABLE SECURITIES	26.6	SHORT-TERM LEASE OBLIGATIONS	3.0
TRADE & OTHER RECEIVABLES	62.1	TRADE AND OTHER PAYABLES	87.9
INVENTORIES	60.7	TAXATION ON INCOME	1.6
OTHER CURRENT ASSETS	13.3	OTHER CURRENT LIABILITIES	31.6
TOTAL CURRENT ASSETS	**190.9**	**TOTAL CURRENT LIABILITIES**	**229.3**
PROPERTY,PLANT,EQUIPMENT	351.3	LONG-TERM DEBT	79.1
DEFERRED TAX ASSET	2.4	LONG-TERM LEASE OBLIGATIONS	0.1
INVESTMENT IN ASSOCIATES	102.5	DEFERRED TAX LIABILITY	17.7
INTANGIBLE ASSETS	4.4	RESERVE FOR EMPLOYEE TERMINATION	7.2
OTHER NON-CURRENT ASSETS	2.0	OTHER LONG TERM LIABILITIES	0.0
GOODWILL	50.2	**TOTAL LONG-TERM LIABILITIES**	**104.0**
TOTAL NON-CURRENT ASSETS	**512.9**	MINORITY INTEREST	58.1
TOTAL ASSETS	**703.8**	**SHAREHOLDERS EQUITY**	**312.4**
		TOTAL LIABILITIES & S.HOLDERS EQUITY	**703.8**

Note 1: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3 % and 23.0 % stakes respectively, are accounted for by using the equity method.
Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 2222 ext: 600-601
fax: 90 216 387 4642
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hur it Zorlu
(Chief Financial Officer)

tel: 90 216 473 2222 ext: 630
fax: 90 216 389 5863
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun K stem
(Investor Relations Manager)

tel: 90 216 473 2222 ext: 637
fax: 90 216 389 5863
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED UNAUDITED IAS INCOME STATEMENT ITEMS BY DIVISION

for the period ended 30.06.2001 (000 USD unless stated otherwise)

(Turkey Beer figures restated as of 30.06.2001)

Sales Volume (million lt)	
Turkey Beer (million lt)	295.1
International Beer (million lt)	116.2
International Coca-Cola (million unit cases)	8.7
Net Sales	
Turkey Beer	122.1
International Beer	52.2
International Coca-Cola	15.9
Gross Profit	
Turkey Beer	70.8
International Beer	22.3
International Coca-Cola	3.0
Operating Profit	
Turkey Beer	21.5
International Beer	4.0
International Coca-Cola	(3.0)
Cash Operating Profit	
Turkey Beer	38.8
International Beer	10.0
International Coca-Cola	(0.4)

Income Before Tax & Monetary Gain/(Loss)	
Turkey Beer	(50.1)
International Beer	5.1
International Coca-Cola	(0.6)
Net Income Before Minority Interest & Monetary Gain/(Loss)	
Turkey Beer	(54.0)
International Beer	13.2
International Coca-Cola	(0.7)
Net Income before Minority Interest	
Turkey Beer	(15.6)
International Beer	15.8
International Coca-Cola	(3.3)
Net Income after Minority Interest	
Turkey Beer	(15.7)
International Beer	12.7
International Coca-Cola	(0.8)

Note 1: Net sales revenues and cost of goods sold are restated by excluding exports sales of third party products of Turkey Beer Division
Note 2: Investment in associated companies, Coca-Cola Bottlers of Turkey J.V. (CCBT), and Alternatifbank, in which Anadolu Efes holds 33.3 % and 23.0 % stakes respectively, are accounted for by using the equity method. Therefore the income statement of Turkey Beer Division includes the related goodwill amortisation expenses and equity income from associates.
Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 2222 ext: 600-601
fax: 90 216 387 4642
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hur it Zorlu
(Chief Financial Officer)

tel: 90 216 473 2222 ext: 630
fax: 90 216 389 5863
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun K stem
(Investor Relations Manager)

tel: 90 216 473 2222 ext: 637
fax: 90 216 389 5863
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED UNAUDITED BALANCE SHEET ITEMS BY DIVISION
as of 30.06.2001 (000 USD)
(Turkey Beer figures restated as of 30.06.2001)

Cash, Banks and Marketable Securities	
Turkey Beer	29.2
International Beer	18.7
International Coca-Cola	6.8
Trade & Other Receivables	
Turkey Beer	51.7
International Beer	7.6
International Coca-Cola	5.5
Inventories	
Turkey Beer	25.3
International Beer	22.1
International Coca-Cola	13.3
Property, Plant & Equipment, net	
Turkey Beer	127.6
International Beer	131.0
International Coca-Cola	92.4

Trade & Other Payables	
Turkey Beer	30.7
International Beer	28.0
International Coca-Cola	27.4
Total Financial Debt	
Turkey Beer	112.3
International Beer	46.7
International Coca-Cola	25.1
Shareholder's Equity	
Turkey Beer	314.2
International Beer	95.5
International Coca-Cola	62.8
Total Assets	
Turkey Beer	513.7
International Beer	196.2
International Coca-Cola	128.7

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 473 2222 ext: 600-601
fax: 90 216 387 4642
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hur it Zorlu
(Chief Financial Officer)
tel: 90 216 473 2222 ext: 630
fax: 90 216 389 5863
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun K stem
(Investor Relations Manager)
tel: 90 216 473 2222 ext: 637
fax: 90 216 389 5863
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY UNAUDITED USGAAP FINANCIALS of COCA-COLA BOTTLERS OF TURKEY(CCBT) as of and for the period ending 30.06.2001 (million USD unless stated otherwise)

Sales Volume (million unit cases)	87
Net Sales	232
Cash Operating Profit	26

Total Assets	497
Shareholder's Equity	276
Net Financial Debt	139

For further information regarding Efes Beverage Group, please contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 2222 ext: 600-601
fax: 90 216 387 4642
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hur it Zorlu
(Chief Financial Officer)

tel: 90 216 473 2222 ext: 630
fax: 90 216 389 5863
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun K stem
(Investor Relations Manager)

tel: 90 216 473 2222 ext: 637
fax: 90 216 389 5863
e-mail: orhun.kostem@efespilsen.com.tr